

BROOKDALE
SENIOR LIVING

2019

Notice of Annual Meeting
of Stockholders & Proxy Statement



September 18, 2019

Dear Fellow Stockholders:

On behalf of the Board of Directors, I am pleased to invite all of our stockholders to the 2019 Annual Meeting of Stockholders of Brookdale Senior Living Inc. (the "2019 Annual Meeting" or the "Annual Meeting"). The meeting will be held on Tuesday, October 29, 2019 at 8:00 a.m., Central time, at our principal executive offices located at 111 Westwood Place, Brentwood, Tennessee. A notice of the 2019 Annual Meeting, a proxy statement containing information about the matters to be acted upon and a WHITE proxy card are included with this letter.

Your vote will be especially important at this year's Annual Meeting. As you may know, a dissident stockholder, Land & Buildings, has stated its intention to nominate one nominee for election as a director at the Annual Meeting, in opposition to your Board of Directors' two recommended new, independent and highly qualified nominees.

The Board of Directors unanimously recommends a vote "FOR ALL" for the election of each of the Board of Directors' nominees on the enclosed WHITE proxy card and "FOR" items 2 through 6 above and urges you NOT to sign or return or vote any blue proxy card sent to you by Land & Buildings. If you have previously submitted a blue proxy card sent to you by Land & Buildings, you can revoke that proxy and vote for your Board of Directors' nominees and on the other matters to be voted on at the meeting by using the enclosed WHITE proxy card. Only your last-dated proxy will count, and any proxy may be revoked at any time prior to its exercise at the Annual Meeting as described in the attached proxy statement.

If you have any questions, please contact Innisfree M&A Incorporated ("Innisfree"), our proxy solicitor assisting us in connection with the 2019 Annual Meeting. Stockholders in the U.S. and Canada may call toll-free at +1 (877) 825-8621. Stockholders from other locations may call +1 (412) 232-3651. Banks and brokers may call collect at +1 (212) 750-5833.

We thank you for your continued investment in Brookdale.

Very truly yours,

Lee S. Wielansky
Chairman of the Board of Directors

Brookdale Senior Living Inc.

Notice of 2019 Annual Meeting of Stockholders

September 18, 2019

The 2019 Annual Meeting of Stockholders (including any adjournments or postponements thereof, the "Annual Meeting" or the "2019 Annual Meeting") of Brookdale Senior Living Inc. ("Brookdale" or the "Company") will be held on Tuesday, October 29, 2019 at 8:00 a.m., Central time, at the Company's principal executive offices located at 111 Westwood Place, Brentwood, Tennessee for the purpose of voting on the following proposals:

1. To elect two Class II directors nominated by the Company's Board of Directors as set forth in this proxy statement (the "Board of Directors" or the "Board");

2. To approve an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation" or the "Charter") to accelerate annual elections of Class II directors;

3. To approve, on an advisory basis, the Company's named executive officer compensation;

4. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2019;

5. To approve an amendment to the Company's Certificate of Incorporation to facilitate implementation of a majority voting standard for uncontested elections of directors;

6. To approve the Amended and Restated Brookdale Senior Living Inc. 2014 Omnibus Incentive Plan; and

7. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Please note that a dissident stockholder, Land & Buildings, has stated its intention to nominate one nominee for election as a director at the Annual Meeting. You may receive solicitation materials from Land & Buildings seeking your proxy to vote for Land & Buildings' nominee. The Company is not responsible for the accuracy of any information provided by, or relating to, Land & Buildings or its nominee contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Land & Buildings or any other statements that Land & Buildings may otherwise make. Land & Buildings chooses which of the Company's stockholders will receive Land & Buildings' proxy solicitation materials.

The Board of Directors unanimously recommends a vote "FOR ALL" for the election of each of the Board of Directors' nominees on the enclosed WHITE proxy card and "FOR" items 2 through 6 above and urges you NOT to sign or return or vote any blue proxy card sent to you by Land & Buildings. The persons named as proxies on the WHITE proxy card will use their discretion to vote on other matters that may properly arise at the Annual Meeting or any adjournment or postponement thereof. If you have already voted using a blue proxy card sent to you by Land & Buildings, you can REVOKE it by signing and dating the enclosed WHITE proxy card and returning it in the postage-paid envelope provided or by submitting your proxy via the Internet or by telephone by following the instructions provided on the enclosed WHITE proxy card. Only your last-dated proxy will count, and any proxy may be revoked at any time prior to its exercise at the Annual Meeting as described in the accompanying proxy statement.

Only stockholders of record at the close of business on September 9, 2019 will be entitled to receive notice of, attend, and vote at the Annual Meeting.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, you are encouraged to read the proxy statement and submit your WHITE proxy card or voting instructions form as soon as possible to ensure that your shares are represented and voted at the Annual Meeting. If you hold your shares as a record holder, you may vote your shares by proxy via the phone or the Internet by following the instructions provided on the enclosed WHITE proxy card or by completing, signing, dating and returning your WHITE proxy card in the postage-paid envelope provided. If you hold your shares through a broker or other custodian, please follow the instructions you received from the holder of record to vote your shares.

If you have any questions regarding this information or the proxy materials, please contact Innisfree, our proxy solicitor. Stockholders in the U.S. and Canada may call toll-free at +1 (877) 825-8621. Stockholders from other locations may call +1 (412) 232-3651. Banks and brokers may call collect at +1 (212) 750-5833.

A copy of this Notice of 2019 Annual Meeting of Stockholders and proxy statement is being sent to stockholders beginning on or about September 18, 2019.

By Order of the Board of Directors

Chad C. White

Chad C. White
Executive Vice President, General Counsel & Secretary

Brookdale Senior Living Inc.
2019 Proxy Statement

Table of Contents

Table of Contents

BROOKDALE
SENIOR LIVING

Cautionary Note Regarding Forward-Looking Statements

Certain statements in our stockholder letter, Notice of 2019 Annual Meeting of Stockholders and this proxy statement may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks and uncertainties and include all statements that are not historical statements of fact and those regarding our intent, belief or expectations, including, but not limited to, statements relating to the execution on our strategic objectives. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "could," "would," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "project," "predict," "continue," "plan," "target" or other similar words or expressions. These forward-looking statements are based on certain assumptions and expectations, and our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our assumptions or expectations will be attained and actual results and performance could differ materially from those projected. Factors which could have a material adverse effect on the Company's operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, events which adversely affect the ability of seniors to afford resident fees and entrance fees, including downturns in the economy, national or local housing markets, consumer confidence or the equity markets and unemployment among family members; changes in reimbursement rates, methods or timing under governmental reimbursement programs including the Medicare and Medicaid programs; the impact of ongoing healthcare reform efforts; the effects of continued new senior housing construction and development, oversupply and increased competition; disruptions in the financial markets that affect the Company's ability to obtain financing or extend or refinance debt as it matures and the Company's financing costs; the risks associated with current global economic conditions and general economic factors such as inflation, the consumer price index, commodity costs, fuel and other energy costs, interest rates and tax rates; the Company's ability to generate sufficient cash flow to cover required interest and long-term lease payments and to fund its planned capital projects; the effect of the Company's indebtedness and long-term leases on its liquidity; the effect of the Company's non-compliance with any of its debt or lease agreements (including the financial covenants contained therein), including the risk of lenders or lessors declaring a cross default in the event of the Company's non-compliance with any such agreements and the risk of loss of the Company's property securing leases and indebtedness due to any resulting lease terminations and foreclosure actions; the effect of the Company's borrowing base calculations and the Company's consolidated fixed charge coverage ratio on availability under its revolving credit facility; increased competition for or a shortage of personnel, wage pressures resulting from increased competition, low unemployment levels, minimum wage increases and changes in overtime laws, and union activity; failure to maintain the security and functionality of the Company's information systems or to prevent a cybersecurity attack or breach; the Company's ability to complete pending or expected disposition or other transactions on agreed upon terms or at all, including in respect of the satisfaction of closing conditions, the risk that regulatory approvals are not obtained or are subject to unanticipated conditions, and uncertainties as to the timing of closing, and the Company's ability to identify and pursue any such opportunities in the future; the Company's ability to obtain additional capital on terms acceptable to it; the Company's ability to complete its capital expenditures in accordance with its plans; the Company's ability to identify and pursue development, investment and acquisition opportunities and its ability to successfully integrate acquisitions; competition for the acquisition of assets; delays in obtaining regulatory approvals; risks associated with the lifecare benefits offered to residents of certain of the Company's entrance fee CCRCs; terminations, early or otherwise, or non-renewal of management agreements; conditions of housing markets, regulatory changes and acts of nature in geographic areas where the Company is concentrated; terminations of the Company's resident agreements and vacancies in the living spaces it leases; departures of key officers and potential disruption caused by changes in management; risks related to the implementation of the Company's strategy, including initiatives undertaken to execute on its strategic priorities and their effect on the Company's results; actions of activist stockholders, including a proxy contest; market conditions and capital allocation decisions that may influence the Company's determination from time to time whether to purchase any shares under its existing share repurchase program and the Company's ability to fund any repurchases; the Company's ability to maintain consistent quality control; a decrease in the overall demand for senior housing; environmental contamination at any of the Company's communities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against the Company; the cost and difficulty of complying with increasing and evolving regulation; costs to respond to, and adverse determinations resulting from, government reviews, audits and investigations; unanticipated costs to comply with legislative or regulatory developments; as well as other risks detailed from time to time in our filings with the SEC, including those contained in the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in such SEC filings. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views as of the date of this proxy statement. The Company cannot guarantee future results, levels of activity, performance or achievements, and, except as required by law, it expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

BROOKDALE
SENIOR LIVING

This section highlights certain important information presented in this proxy statement and is intended to assist you in evaluating the proposals to be voted on at the Annual Meeting. We encourage you to read this proxy statement in its entirety before you cast your vote.

Information about the Annual Meeting

Whether or not you expect to attend the Annual Meeting, we strongly encourage you to vote as soon as possible to ensure your shares are represented and voted at the meeting. See page 4 for more details about attending the Annual Meeting.

Date and Time	Location	Record Date
Tuesday, October 29, 2019 8:00 a.m. Central Time	Brookdale Senior Living Inc. 111 Westwood Place, Brentwood, Tennessee	September 9, 2019

2019 Proposals

The Board recommends that you vote on the **WHITE** proxy card as follows. If you properly submit a WHITE proxy card or submit a proxy by telephone or over the Internet and do not specify how your shares are to be voted, your shares will be voted in accordance with the recommendations of the Board.

Proposals	Unanimous Recommendation of the Board	Page Reference (for more detail)
1. Election of two Class II directors nominated by the Company's Board of Directors	✔ **FOR** each nominee listed on the enclosed **WHITE** proxy card	5
2. Approval of an amendment to our Certificate of Incorporation to accelerate annual elections of Class II directors	✔ **FOR**	23
3. Advisory approval of our named executive officer compensation	✔ **FOR**	71
4. Ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm for 2019	✔ **FOR**	72
5. Approval of an amendment to our Certificate of Incorporation to facilitate implementation of a majority voting standard for uncontested director elections	✔ **FOR**	75
6. Approval of the Amended and Restated Brookdale Senior Living Inc. 2014 Omnibus Incentive Plan	✔ **FOR**	77

You may receive solicitation materials from Land & Buildings, including proxy statements and blue proxy cards, seeking your proxy to vote for Land & Buildings' nominee. The Company is not responsible for the accuracy of any information provided by, or relating to, Land & Buildings or its nominee contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Land & Buildings or any other statements that Land & Buildings may otherwise make. Land & Buildings chooses which of the Company's stockholders will receive Land & Buildings' proxy solicitation materials. **The Board of Directors does NOT endorse Land & Buildings' nominee and urges you NOT to sign or return or vote any blue proxy card sent to you by Land & Buildings.** If you have already voted using a blue proxy card sent to you by Land & Buildings, you can revoke it by signing, dating and mailing the enclosed WHITE proxy card in the envelope provided. Only your latest dated proxy will be counted and any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

How to Vote

You can submit your proxy vote by any of the following methods:

Online	Phone	Mail	In Person
You can submit your proxy online by accessing the website shown on your WHITE proxy card and following the easy directions.	You can submit your proxy by calling the toll-free number shown on your WHITE proxy card and following the simple prompts.	You can complete, sign, date and return your WHITE proxy card or voting instruction form in the postage-paid envelope provided	You can vote your shares by attending the Annual Meeting and voting in person

If you have any questions or need assistance in voting your shares, please call Innisfree, the firm assisting us in the solicitation. Stockholders in the U.S. and Canada may call toll-free at +1 (877) 825-8621. Stockholders from other locations may call +1 (412) 232-3651. Banks and brokers may call collect at +1 (212) 750-5833.

Director Nominees

The Board has nominated **Victoria L. Freed** and **Guy P. Sansone** to serve as new Class II independent directors. The Board believes that Ms. Freed's decades of executive sales, customer service and marketing leadership within the hospitality industry, and Mr. Sansone's unique and attractive background of extensive executive and senior advisory leadership to companies in the healthcare and senior housing industries, will greatly complement the Board's collective skills and experience in order to support management in its execution of the Company's turnaround strategy begun in 2018 and as the Company again positions itself for growth. For more information regarding Ms. Freed and Mr. Sansone, and the Board's and the Nominating and Corporate Governance Committee's process for identifying and selecting these nominees, see "Proposal 1: Election of Directors" beginning on page 5 of this proxy statement. The directors elected at this year's Annual Meeting will succeed the current Class II directors, Jackie M. Clegg and James R. Seward, who have given notice that they will not be standing for re-election and will retire from the Board upon the expiration of their terms at the Annual Meeting.

BROOKDALE
SENIOR LIVING

The Board is comprised of eight directors who are divided into three classes. The terms of office of our incumbent Class I and Class III directors will expire at the annual meetings of stockholders to be held in 2020 and 2021, respectively. We are in the process of declassifying the Board using a phased approach. The Class II directors elected at the Annual Meeting will be elected for a one-year term expiring at the 2020 annual meeting of stockholders (unless Proposal 2 is not approved by stockholders at the Annual Meeting, in which case the term will be two years).

Board Composition

During the past two years, the Nominating and Corporate Governance Committee has approached refreshment of the Board with a goal to ensure that the Board's composition is appropriately tailored to support management in its turnaround efforts and with a focus on identifying candidates with significant healthcare, finance, operational and sales and marketing experience. The following information regarding the Board's composition reflects information regarding Ms. Freed and Mr. Sansone, who have been nominated by the Board for election at the Annual Meeting, and gives effect to the expiration of Ms. Clegg's and Mr. Seward's terms of office at the Annual Meeting.

INDEPENDENCE	TENURE	AGE	DIVERSITY
			

6 OF 8

Directors will have joined since 2017

7

Directors will have departed since 2017

2 OF 3

Longest-tenured directors initially recommended by stockholder activists

BOARD EXPERIENCE AND CORE COMPETENCIES

Experience and Core Competencies	Baier	Bromley	Bumstead	Johnson-Mills	Warren	Wielansky	Freed	Sansone
Current or Former CEO	✔	✔	✔	✔		✔		✔
Current or Former CFO	✔	✔			✔			✔
Senior Living Operations	✔							✔
Healthcare Operations & Strategy				✔	✔			✔
Hospitality							✔	
Sales & Marketing							✔	
Real Estate	✔	✔				✔		✔
Finance	✔	✔	✔		✔	✔		✔
Mergers & Acquisitions	✔	✔	✔		✔	✔		✔
Risk Management	✔	✔	✔	✔	✔			
Other Public Board Service	✔	✔	✔		✔	✔	✔	✔

Commitment to Governance Practices

Independent Non-Executive Chairman of the Board with robust authority, including to approve Board agendas and call and preside over meetings of the independent directors

Undergoing phased **declassification of the Board** approved at last year's annual meeting and acceleration of annual elections of Class II directors (subject to stockholder approval of Proposal 2)

Majority voting standard in uncontested director elections (subject to stockholder approval of Proposal 5)

Annual evaluations of the Board and its committees

Director **retirement policy** at age 75 (subject to certain individual exceptions)

Meaningful stock **ownership guidelines** (3x annual retainer)

Insider trading policy **prohibits directors from pledging or hedging** Brookdale stock

Proxy access bylaw amendment approved in 2019 (to be effective beginning with the proxy statement for the 2020 annual meeting)

No stockholder rights plan (poison pill) or similar plan

BROOKDALE
SENIOR LIVING

Recent Enhancements to Corporate Governance Practices

Since February 2018, the Board has made several key decisions regarding our corporate governance practices, leadership and strategy, as highlighted in the diagram below.

2019

Board nominated **Victoria L. Freed** and **Guy P. Sansone** to serve as new Class II independent directors, who together have extensive executive-level sales, marketing, healthcare and senior housing experience and will succeed two directors who have combined 25 years of service on the Board

Amended Bylaws to implement **proxy access** beginning with the proxy statement to be filed in connection with the 2020 annual meeting

Adopted amendment to Certificate of Incorporation and Bylaws to provide for a **majority voting standard** in uncontested director elections (subject to stockholder approval at the Annual Meeting; see Proposal 5)

Adopted amendment to Certificate of Incorporation to **accelerate annual elections** of Class II directors (subject to stockholder approval at the Annual Meeting; see Proposal 2)

Board and management **proactively continued stockholder engagement** to better align our corporate governance practices with stockholder expectations

2018

Operational turnaround strategy initiated under new leadership following conclusion of a 15-month comprehensive strategic review; three directors departed the Board, including the former Executive Chairman and the former President and CEO

Welcomed Ms. Baier as our **new President, CEO and director** with proven turnaround experience

Appointed Mr. Wielansky as our **new Non-Executive Chairman of the Board**, who is an independent Board member with 40 years of commercial real estate investing experience and who was initially nominated by, and appointed pursuant to a settlement agreement with, an activist stockholder

Board and management undertook a **stockholder engagement** initiative to understand investor views on our corporate governance practices

Eliminated classified Board using phased approach and eliminated **supermajority** vote requirements for director removal

Board re-nominated Marc Bromley for election to the Board, who was initially recommended by, and appointed pursuant to a settlement agreement with, stockholder Land & Buildings

Welcomed **2 new independent, well-qualified and diverse directors** with extensive healthcare, finance and operations experience, and whose appointment gave the Board an **equal gender mix** and reduced average Board tenure to approximately 5 years

Strategy and Recent Operational Highlights

Positive Second Quarter 2019 Results Evidence that Turnaround Strategy is Taking Hold

- Positive year-over-year same community move-in growth for the first time since the third quarter of 2017 (growth turned positive in May, a month earlier than 2018 and two months earlier than 2017)

- Year-over-year same community revenue growth in all senior housing segments and Health Care Services segment revenue improvement of 4.2%

- Same community Independent Living segment occupancy remained around 90% for the fourth consecutive quarter and grew 100 basis points year to date compared to the prior year

- Net Promoter Score increased more than 20% since the last survey, with more than 50,000 customer responses

- Trailing 12-month key community leader retention (Executive Director and Health & Wellness Directors) around 70% for eighth consecutive quarter; year-over-year total associate turnover improved 5%

Turnaround Strategy Initiated under New Leadership (Feb. 2018)

- Initiated three-pillar turnaround strategy focused on attracting, engaging, developing and retaining the best associates, earning trust and endorsements of our residents, patients and their families by providing valued high-quality care and personalized service, and "Winning Locally" and leveraging our scale effectively

- Continued portfolio optimization initiative to simplify and streamline the business; initiated a strategy to sell owned communities generating an aggregate of more than $250 million of proceeds, net of associated debt and transaction costs; and renegotiated and restructured lease portfolios with two of our largest lessors, Ventas, Inc. and Welltower Inc. As a result of these and other initiatives:

  - Since the first quarter of 2018 and through June 30, 2019, aggregate community portfolio reduced by 201 net communities, including terminations on leases for 99 communities, marking a 20% reduction in less than two years

  - Purchased six formerly leased or managed communities; as of June 30, 2019, the Company owns more than 50% of its consolidated communities and units

  - Following restructuring in 2018, leases with our largest three landlords now provide that the Company may engage in certain change in control transactions without the need for the landlord's consent so long as certain objective conditions are satisfied

  - Since the first quarter of 2018, community sales have generated more than $230 million of net proceeds

  - Sold our interest in five unconsolidated ventures, further simplifying our business

- Reduced annual G&A cost base more than $25 million in 2018 and by $17 million in 2019 (prior to normal cost inflation and normalized bonus payouts)

- Committed to making significant additional near-term investments in communities to better attract and retain residents and protect the long-term value of our portfolio; for 2019, this includes an increase of approximately $75 million in community-level capital expenditures relative to 2018

- Repurchased 3.5 million shares at an average price of $6.49 per share from January 1, 2018 to June 30, 2019

- Since February 2018, welcomed talented new key leaders to support turnaround strategy, including new Executive Vice President and Chief Financial Officer, Executive Vice President—Human Resources, Division President—Health Care Services, Senior Vice President—Sales, and Senior Vice President and Chief Information Officer

BROOKDALE
SENIOR LIVING

Executive Compensation Highlights

Our compensation philosophy is to provide market-competitive executive compensation opportunities through a program designed to emphasize pay for performance, align our executives' long-term interests with those of our stockholders, and attract and retain key executives to execute on our strategy. Our executive compensation approach is aligned with our stockholders' expectations:

2018 Say-on-Pay Results	2016-2018 Average Annual Incentive Plan Payouts[1]	TSR-Linked Long-Term Equity Awards
99% OF VOTES CAST IN FAVOR		**2018 was the first time long-term equity awards granted to our CEO and CFO had a TSR performance objective. For 2019 annual awards, all executive officers have a TSR performance component.**

2016: 37% 2017: 32% 2018: 25%

(1) Represents the weighted average payouts to our named executive officers for the applicable year who were serving at the end of such year.

✓ What We Do

Pay for Performance A significant portion of our named executive officers' target direct compensation is awarded in the form of variable, at-risk compensation based on company performance.

Caps on Annual Incentive Payouts Payouts under our annual cash incentive plan are capped.

TSR Performance Goals All of our executive officers have a total stockholder return ("TSR") performance component in their 2019 long-term equity awards.

Annual Say on Pay We conduct our "say-on-pay" advisory vote annually to solicit our stockholders' views on our executive compensation programs.

Robust Stock Ownership Guidelines Ownership guidelines require 5x base salary for our CEO; 4x base salary for our CFO; 3x base salary for our other executive officers.

Independent Compensation Committee and Consultant Our Compensation Committee is comprised solely of independent directors, and retains an independent compensation consultant.

Comprehensive and Transparent Disclosure Our robust disclosure transparently explains our executive compensation philosophy, objectives, metrics and decisions.

⊗ What We Do **NOT DO**

No Above Median Benchmarking Target total direct compensation of our named executive officers is below the market median identified by our independent compensation consultant's market study.

No Defined Benefit Plans/SERPs We do not sponsor any defined benefit pension or supplemental executive retirement plans (SERPs).

No Tax Gross Ups Tax gross-ups are not provided except in the limited circumstance of certain re-location expenses.

No Excessive Perquisites Minimal perquisites are provided, other than certain re-location expenses.

No Excessive Guaranteed Compensation Our annual incentive plan and performance-based restricted stock awards do not have minimum guaranteed payout levels—this compensation is "at risk."

No Pledging or Hedging Our insider trading policy prohibits executive officers and directors from pledging or hedging Brookdale stock.

No Stock Options We have never granted stock options.

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board of Directors" or the "Board") of Brookdale Senior Living Inc. ("Brookdale" or the "Company") to be voted at the 2019 Annual Meeting of Stockholders to be held on Tuesday, October 29, 2019, and at any adjournment or postponement of the meeting (the "Annual Meeting" or the "2019 Annual Meeting").

Distribution of Proxy Materials

On or about September 18, 2019, we expect to mail our proxy materials to all stockholders of record as of the record date. Our proxy materials include the Notice of the 2019 Annual Meeting of Stockholders, this proxy statement, a WHITE proxy card and our 2018 Annual Report to Stockholders (the "2018 Annual Report"). Copies of these documents are also available on our website at www.brookdale.com/proxy and www.eproxyaccess.com/bkd2019. You may also obtain these materials at the SEC website at www.sec.gov or by contacting Chad C. White, Executive Vice President, General Counsel and Secretary, 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027. The Company's 2018 Annual Report is not proxy soliciting material. Except to the extent specifically referenced herein, information contained or referenced on our website is not incorporated by reference into and does not form a part of this proxy statement.

Stockholders Entitled to Vote

Only stockholders of record at the close of business on September 9, 2019, the record date for the Annual Meeting, are entitled to receive notice of, attend, and vote at the Annual Meeting. As of the record date, there were outstanding and entitled to vote 185,542,096 shares of our common stock, excluding unvested restricted shares with respect to which the holders have no voting rights. Each share of our common stock entitles the holder to one vote. A list of stockholders entitled to vote at the Annual Meeting will be available for examination at our principal executive offices for the ten days before the Annual Meeting between 9:00 a.m. and 5:00 p.m., Central time, and at the Annual Meeting for any purpose germane to the meeting.

Voting Choices and Recommendations of the Board

With respect to Proposal 1 (Election of Directors) you will have the choice to vote "FOR ALL," "WITHHOLD ALL" or "FOR ALL EXCEPT" and with respect to all other proposals you will have the choice to vote "FOR," "AGAINST" or "ABSTAIN." The Board recommends a vote:

1. **"FOR ALL"** for the election of the two Class II directors nominated by the Board and named on the enclosed WHITE proxy card;

2. **"FOR"** approval of an amendment to our Certificate of Incorporation to accelerate annual elections of Class II directors;

3. **"FOR"** advisory approval of our named executive officer compensation;

4. **"FOR"** ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm for 2019;

5. **"FOR"** approval of an amendment to our Certificate of Incorporation to facilitate implementation of a majority voting standard for uncontested director elections; and

6. **"FOR"** approval of the Amended and Restated Brookdale Senior Living Inc. 2014 Omnibus Incentive Plan.

Stockholders of Record and Beneficial Holders

If your shares of common stock are owned directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered a registered holder of those shares. If you are the beneficial owner of shares of common stock held by a broker or other custodian, you hold those shares in "street name" and are not a registered stockholder. If you hold your shares in "street name," your broker or other custodian will vote your shares as you direct. However, if you do not give specific voting instructions to your broker, generally your broker will have discretion to vote your shares on routine matters but will not have discretion to vote your shares on non-routine matters. When the broker exercises its discretion to vote on routine matters in the absence of voting instructions from you, a broker non-vote occurs with respect to the non-routine matters since the broker will not have discretion to vote on such non-routine matters. However, because of the contested nature of the proposals, to the extent your broker provides you with Land & Buildings' proxy materials, your broker may not vote your shares on routine matters or non-routine matters. Even if your broker does not provide you with Land & Buildings' proxy materials, if you hold shares in "street name" and do not submit voting instructions to your broker, they will not be authorized to vote your shares in their discretion on any of the matters at the Annual Meeting, other than Proposal 4 (auditor ratification). **We encourage you to instruct your broker to vote your shares by following the instructions shown on the enclosed WHITE voting instruction form**.

Quorum Requirement

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of our common stock issued and outstanding on the record date will constitute a quorum for the transaction of business. We will count abstentions and broker non-votes for the purpose of determining the presence of a quorum. If a quorum is not present, the Annual Meeting may be adjourned by the chairman of the meeting or by the vote of a majority of the shares represented at the Annual Meeting until a quorum has been obtained.

Voting Instructions and Information

Voting Instructions

You may vote by proxy or in person at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, you are encouraged to read the proxy statement and submit your WHITE proxy card or voting instructions form as soon as possible to ensure that your shares are represented and voted at the Annual Meeting. If you hold your shares as a record holder, you may vote your shares by proxy via the phone or the Internet by following the instructions provided on the enclosed WHITE proxy card or by completing, signing, dating and returning your WHITE proxy card in the postage-paid envelope provided. If you hold your shares through your broker or other custodian, please follow the instructions you received from the holder of record to vote your shares.

Many of our stockholders hold their shares in more than one account and may receive separate proxy cards or voting instruction forms for each of those accounts. If you receive more than one WHITE proxy card or voting instruction form, your shares are registered in more than one name or are registered in different accounts. Please sign, date and return or otherwise submit your proxy with respect to each WHITE proxy card and WHITE voting instruction form to ensure that all of your shares are voted.

BROOKDALE
SENIOR LIVING

Additionally, please note that Land & Buildings has stated its intention to nominate one nominee for election as a director at the Annual Meeting. If Land & Buildings proceeds with its nomination, you may receive proxy solicitation materials from Land & Buildings, including an opposition proxy statement and a blue proxy card. The Board of Directors unanimously recommends that you disregard and do NOT return any blue proxy card you receive from Land & Buildings.

Voting to "**WITHHOLD**" with respect to the Land & Buildings nominee on a blue proxy card sent to you by Land & Buildings is NOT the same as voting for the Board of Directors' nominees because a vote to "**WITHHOLD**" with respect to Land & Buildings' nominee on its blue proxy card will revoke any proxy you previously submitted. Accordingly, if you wish to vote pursuant to the recommendation of our Board of Directors, you should disregard and NOT return any blue proxy card that you may receive from Land & Buildings, even as a protest vote against Land & Buildings.

Revoking or Changing Your Vote

Stockholders of record may revoke your proxy or change your vote at any time prior to its exercise at the Annual Meeting by:

- Delivering a written notice of revocation to our Secretary at 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027;

- Submitting another properly completed proxy card with a later date;

- Submitting another timely proxy via the phone or the Internet or by mailing a new proxy; or

- Attending the Annual Meeting and voting in person.

Stockholders holding shares beneficially in street name should contact your broker or other custodian for instructions on how to revoke or change your voting instructions.

For all methods of voting, the last vote properly cast will supersede all previous votes. If you have previously signed a blue proxy card sent to you by Land & Buildings, you may change your vote and revoke your prior proxy by signing and dating the enclosed WHITE proxy card and returning it in the postage-paid envelope provided or by submitting a proxy via the Internet or by telephone following the instructions on the enclosed WHITE proxy card.

Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request or vote in person at the Annual Meeting.

Voting of Proxies

If you properly submit your WHITE proxy card, your shares will be voted as you direct or will be voted as specified in the above Board recommendations if you do not direct a particular vote. With respect to director elections, should any nominee be unable to serve, the persons designated as proxies reserve full discretion to vote for another person. The Board currently has no reason to believe that any nominee will be unable to serve if elected. With respect to any other matter that may be properly brought before the Annual Meeting or any adjournment or postponement of it, the persons designated as proxies reserve full discretion to vote in accordance with their judgment.

The Board does not intend to bring any other business before the Annual Meeting, and it does not know of any other matters that may come before the Annual Meeting. However, if any other matters are properly presented at the meeting, proxies will be voted in accordance with the judgment of the persons designated as proxies.

Vote Required to Approve Proposals

The following table summarizes the votes required for passage of each proposal and the effect of abstentions and broker non-votes.

Proposal	Vote required for approval	Effect of Abstentions	Effect of Broker Non-Votes
1. Election of directors	Plurality of votes cast	No effect	No effect
2. Charter Amendment to accelerate annual elections of Class II directors	Majority of outstanding shares	Against	Against
3. Advisory vote to approve named executive officer compensation (say-on-pay)	Majority of shares present and entitled to vote on the matter	Against	No effect
4. Ratification of independent auditor	Majority of shares present and entitled to vote on the matter	Against	N/A
5. Charter Amendment to facilitate implementation of a majority voting standard for uncontested director elections	Majority of outstanding shares	Against	Against
6. Approval of Amended and Restated Brookdale Senior Living Inc. 2014 Omnibus Incentive Plan	Majority of shares present and entitled to vote on the matter	Against	No effect

Attending the Annual Meeting

Only stockholders as of the record date, or their duly appointed proxies, and invited guests of the Company may attend the Annual Meeting. Admission to the Annual Meeting will begin at approximately 7:30 a.m., Central time. In order to be admitted to the Annual Meeting, you should:

- bring current, government-issued photo identification, such as a driver's license, and proof of ownership of common stock on the record date. If you are a holder of record, your identity will be checked against a list of registered holders at the Annual Meeting. If you hold your shares in street name, a recent brokerage statement or a letter from your bank, broker, trustee or other nominee are examples of proof of ownership. If you want to vote your shares held in street name in person, you must obtain a legal proxy in your name from the broker, bank, trustee or other nominee that holds your shares of common stock;

- leave your camera at home because cameras, transmission, broadcasting and other recording devices, including smartphones, will not be permitted in the meeting room;

- be prepared to comply with security requirements, which may include, among other security measures, security guards searching all bags and attendees passing through a metal detector; and

- arrive shortly after 7:30 a.m., Central time, to ensure that you are seated by the start of the Annual Meeting at 8:00 a.m., Central time.

Any holder of a proxy from a stockholder must present a properly executed legal proxy and a copy of the proof of ownership.

If you do not provide photo identification and comply with the other procedures outlined above for attending the Annual Meeting in person, you will not be admitted to the Annual Meeting.

BROOKDALE
SENIOR LIVING

Proposal 1: Election of Directors

The Board has unanimously nominated Victoria L. Freed and Guy P. Sansone for election at the Annual Meeting to serve as new Class II directors, and each of them has agreed to serve if elected. The Board believes that Ms. Freed's decades of executive sales, customer service and marketing leadership within the hospitality industry, and Mr. Sansone's unique and attractive background of extensive executive and senior advisory leadership to companies in the healthcare and senior housing industries, will greatly complement the Board's collective skills and experience in order to support management in its execution of the Company's turnaround strategy begun in 2018 and as the Company again positions itself for growth. Each of the Board's nominees was identified through the Nominating and Corporate Governance Committee's search process begun in April of 2019. As part of its process, the Nominating and Corporate Governance Committee initially focused its efforts on identifying leaders with deep sales and marketing experience, which experience is not represented on the Board and the Committee believes is crucial to support management's sales and marketing efforts. Later, the Nominating and Corporate Governance Committee expanded its search to identify leaders with executive-level healthcare, hospitality and senior housing experience. Each of Ms. Freed and Mr. Sansone was identified by Korn Ferry International, the outside director search firm engaged by the Committee to assist in the search process. In addition, during the search process one of the Company's large stockholders expressed its support for Mr. Sansone.

If any of the nominees becomes unavailable or unwilling to serve, an event that the Board does not presently expect, the named proxies will vote the shares represented by proxies for the election of directors for the election of such other person(s) as the Board may recommend. If elected, Ms. Freed and Mr. Sansone will succeed the current Class II directors, Jackie M. Clegg and James R. Seward, who have given notice that they will not be standing for re-election and will retire from the Board upon the expiration of their terms at the Annual Meeting. Our Board and management team sincerely thank Ms. Clegg and Mr. Seward for their combined 25 years of Board service, principled leadership and many significant contributions to Brookdale.

Currently, the Company's Certificate of Incorporation and Bylaws provide that the election of director nominees will be by a plurality of the votes cast in the election of directors. Accordingly, the two director nominees receiving the highest number of shares voted **"FOR"** the nominees' election will be elected to the Board of Directors. Shares that are not voted in the election of directors, including abstentions and broker non-votes, have no direct effect in the election of directors. Those shares, however, are taken into account in determining whether a sufficient number of shares are present to establish a quorum.

As described further under "Proposal 2: Approval of Amendment to the Certificate of Incorporation to Accelerate Annual Elections of Class II Directors," we are in the process of declassifying the Board using a phased approach, and the Board is recommending that stockholders vote to amend our Certificate of Incorporation so that the Class II directors elected at this year's Annual Meeting will be elected for a one-year term expiring at the 2020 annual meeting of stockholders instead of a two-year term expiring at the 2021 annual meeting of stockholders. If Charter Amendment No. 1 (as defined below) is approved by stockholders at this year's Annual Meeting, each of the new Class II directors will serve for a one-year term expiring at the 2020 annual meeting of stockholders and until his or her successor is duly elected and qualified. If Charter Amendment No. 1 is not approved by stockholders, each of the new Class II directors will instead serve for a two-year term expiring at the 2021 annual meeting of stockholders and until his or her successor is duly elected and qualified. The terms of office of our incumbent Class I and Class III directors will expire at the annual meetings of stockholders to be held in 2020 and 2021, respectively.

 **The Board unanimously recommends that you vote "FOR ALL" for the election of the two Class II directors nominated by the Board on the enclosed WHITE proxy card. Unless otherwise instructed, the named proxies will vote all WHITE proxy cards we receive "FOR ALL" for the election of the Board's nominees.**

Under applicable SEC rules and regulations, members of the Board of Directors, the Board of Directors' nominees, and certain officers and certain other employees of the Company are "participants" with respect to the Company's solicitation of proxies in connection with the Annual Meeting. Certain required information regarding these "participants" is set forth in Appendix E to this proxy statement.

Board Composition

At least annually the Nominating and Corporate Governance Committee seeks input from each director regarding the composition of the Board. The Nominating and Corporate Governance Committee uses these results to assess with the Board whether the Board's composition reflects an appropriate balance of knowledge, experience, skills, expertise and diversity in order to support our business strategy. The Nominating and Corporate Governance Committee periodically seeks, and receives, input from certain stockholders regarding the skills, experience and other characteristics that stockholders believe would be beneficial to our Board composition. The Nominating and Corporate Governance Committee also reviews size of the Board and, if deemed appropriate, will recommend to the Board any changes to its size.

Identifying Director Candidates

The Nominating and Corporate Governance Committee may engage an independent search firm to conduct targeted searches to identify well-qualified candidates who meet the needs of the Board. When an independent search firm is used, the Nominating and Corporate Governance Committee retains the firm and approves payment of its fees. An independent search firm was used to identify the Board's Class II director nominees standing for election at the 2019 Annual Meeting. Potential director candidates may also be identified by the Nominating and Corporate Governance Committee by asking current directors and executive officers to notify the committee if they become aware of candidates who possess skills, experience or other characteristics needed for the Board.

The Nominating and Corporate Governance Committee also will consider candidates recommended by stockholders, and its process for evaluating stockholder-recommended candidates is no different than its process for evaluating candidates suggested by search firms, directors or executive officers. To make a formal nomination of a director candidate, a stockholder must comply with either the proxy access or advance notice provisions of our Bylaws. The proxy access provision was adopted by the Board on May 28, 2019 through an amendment to our Bylaws and will first be available to stockholders in connection with the 2020 annual meeting of stockholders. Proxy access permits a stockholder, or a group of up to 20 stockholders, owning at least three percent of our outstanding common stock continuously for at least three years, to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two director nominees or 20% of the number of directors in office (rounded down to the nearest whole number), provided that the stockholders and nominees satisfy the requirements specified in our Bylaws. See "Stockholder Proposals for 2020 Annual Meeting" in this proxy statement for further information regarding the process for stockholders to formally nominate director candidates and the deadlines for making such nominations. Stockholders who wish to submit a nomination are encouraged to seek independent counsel about requirements under our Bylaws.

Pursuant to our Bylaws, written notice by stockholders of qualifying nominations for election to our Board of Directors at the 2019 Annual Meeting must have been received by the Secretary of Brookdale by July 6, 2019. We did not receive any such nominations other than the nomination from Land & Buildings, and no other nominations for election to our Board may be made by stockholders at the 2019 Annual Meeting.

Evaluating Director Candidates

The Nominating and Corporate Governance Committee is responsible for evaluating director candidates and recommending nominees to the Board for Board membership. The Nominating and Corporate Governance Committee evaluates biographical and background information relating to director candidates and interviews candidates selected by the committee and by the Board in making its decisions whether to recommend director candidates to the Board. When evaluating director candidates, the Nominating and Corporate Governance Committee considers whether candidates have demonstrated, by significant accomplishment in their field, an ability to make a meaningful contribution to the Board's oversight of our business, and the candidates' reputation for honesty and ethical conduct in their personal and professional activities. The Nominating and Corporate Governance Committee also thoroughly examines a candidate's senior housing, real estate, finance, operations, sales, marketing, healthcare, operations and other relevant experience, understanding of our business, educational and professional background, and contributions to diversity on the Board. In order to ensure that director candidates are able to commit the substantial time required to fulfill their Board responsibilities, the Nominating and Corporate Governance Committee also considers the number of public company boards and other boards on which the candidate is a member. In determining whether to recommend a director for re-election, the Nominating and Corporate Governance Committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the Board. The committee evaluates each candidate, including existing directors, in the context of the Board as a whole, with the objective of recommending director nominees who can best support our business strategy and represent stockholder interests through the exercise of sound judgment.

Board Diversity

Although the Nominating and Corporate Governance Committee has not adopted a formal diversity policy with respect to the selection of director nominees, diversity is one of the characteristics the committee considers in identifying and evaluating director candidates. The Board seeks directors who have different backgrounds, experiences and perspectives, including race and gender characteristics, which the Board believes will enhance the quality of its deliberations and decisions. During 2018, the Board purposefully evolved its gender composition to more closely resemble our customer and employee base, which are majority female. As a result of these efforts, the Board currently represents an equal mix of women and men, and if the Board's nominees for election as new Class II directors are elected, the Board will continue to maintain gender parity.

Majority Voting Policy for Director Elections

Our Certificate of Incorporation currently provides that directors will be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors at any annual or special meeting of stockholders. Our Corporate Governance Guidelines include a majority voting policy that is applicable to uncontested director elections. Since the majority voting policy is not included in our Certificate of Incorporation or Bylaws, it is not legally binding. The Corporate Governance Guidelines' majority voting policy requires that in an uncontested director election, all directors submit an irrevocable resignation letter, contingent on not receiving a majority of votes cast, which the Board may accept or reject in its discretion. Since the number of director nominees for election at the Annual Meeting exceeds the number of directors to be elected (i.e., a contested election), the majority voting policy will be inapplicable and the directors will be elected at the Annual Meeting by a plurality of the votes cast as provided in our Certificate of Incorporation and Bylaws.

Pursuant to the majority voting policy, nominees of the Board must submit an irrevocable resignation, which will be effective contingent upon such nominee's not receiving a majority of the votes cast in an uncontested election of directors and acceptance of the resignation by the Board. If any such nominee fails to receive more votes cast "for" than "against" such nominee in an uncontested election of directors (with "abstentions" and "broker non-votes" not counted as a vote cast either "for" or "against" such director's election), the Nominating and Corporate Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action should be taken. The Board's decision and, if such resignation is rejected, the rationale behind the decision will be publicly disclosed within ninety days following certification of the election results. Any nominee who is an existing Board member and tenders his or her resignation pursuant to the policy will not participate in the committee's or Board's deliberations regarding whether to accept the resignation. An election will be considered a contested election under the policy if, as of the tenth day preceding the date the Company first mails its notice of the stockholders meeting to the Company's stockholders, the number of nominees exceeds the number of directors to be elected. If there is a contested election, the directors will be elected by a plurality of the votes cast as provided in our Certificate of Incorporation and Bylaws.

As described further under "Proposal 5: Approval of Amendment to the Certificate of Incorporation to Facilitate Majority Voting Standard for Uncontested Director Elections", at this year's Annual Meeting the Board is recommending that stockholders vote to approve an amendment to our Certificate of Incorporation to remove from it the plurality voting standard for director elections to facilitate the Board's implementation of a majority voting standard in uncontested director elections through an amendment to our Bylaws. The Board believes that including such a legally-binding voting standard in our Bylaws further enhances the Board's commitment to accountability to stockholders.

BROOKDALE
SENIOR LIVING

Class II Director Nominees

Biographical information for the two new nominees for election as Class II directors is set forth below.

Victoria L. Freed

New Class II Independent Director Nominee



Age: 62

Public Company Directorships:
- ILG, Inc. (f/k/a Interval Leisure Group, Inc.) (2012 – 2018)

Ms. Freed is nominated for election as a new Class II independent director at the Annual Meeting. She brings more than 25 years of executive leadership in the areas of sales, customer service and marketing, and has earned numerous awards for outstanding achievement in sales and marketing during her career. Ms. Freed is Senior Vice President of Sales, Trade Support and Service for Royal Caribbean International, having served in that role since 2008, where she oversees the largest sales team in the cruise line industry and also manages the company's consumer outreach, reservations, group sales and customer service functions. Prior to her service with Royal Caribbean, Ms. Freed worked for 29 years with Carnival Cruise Lines, where she served as Senior Vice President of Sales and Marketing during the last 15 years of her tenure. Ms. Freed served on the Board of Directors of ILG, Inc. (f/k/a Interval Leisure Group, Inc.) from 2012 until its acquisition by Marriott Vacations Worldwide in 2018. She is a trustee of the United Way of Miami-Dade County and serves as a member of the board of Jewish Adoption and Foster Care Options (JAFCO). Ms. Freed earned a bachelor's degree in business with an emphasis in marketing from the University of Colorado.

Ms. Freed's decades of executive leadership in sales, customer service and marketing in the hospitality industry led to the conclusion that she should serve as a member of the Board.

Guy P. Sansone

New Class II Independent Director Nominee



Age: 54

Public Company Directorships:
- Magellan Health, Inc. (2019 – current)
- Civitas Solutions, Inc. (2009 – 2019)
- Rotech Healthcare Inc. (2004 – 2005)

Mr. Sansone is nominated for election as a new Class II independent director at the Annual Meeting. For more than 25 years, he has led efforts to optimize the performance of healthcare and senior housing companies. He is a Managing Director of Alvarez & Marsal, a global professional services firm specializing in performance improvement for large, high profile businesses, where he serves as Chairman of the firm's Healthcare Industry Group, which he founded in 2004. Mr. Sansone served as interim Chief Executive Officer of the Visiting Nurse Service of New York, the largest non-profit home and community-based health care organization in the United States, from November 2014 to December 2016 and, prior to that, served in various executive roles at numerous healthcare companies. His prior experience in the senior housing industry includes having served as Chief Restructuring Officer and a member of the Board of Erickson Retirement Communities and as a senior consultant to Sunrise Senior Living. Mr. Sansone has served on the Board of Directors of Magellan Health, Inc. since March 2019 and previously served on the Board of Directors of Civitas Solutions, Inc. from 2009 until its acquisition in March 2019. He also serves and has served on the Boards of Directors of numerous investor-owned and not-for-profit companies, primarily in the healthcare industry. Mr. Sansone received a bachelor's degree in economics from the State University of New York at Albany.

Mr. Sansone's executive, senior advisory and board leadership of public and private organizations, including his extensive service to companies in the healthcare and senior housing industries, led to the conclusion that he should serve as a member of the Board.

Continuing Class I and Class III Directors

Biographical information for our Class I and Class III directors, whose terms of office will expire at the annual meetings of stockholders to be held in 2020 and 2021, respectively, is set forth below.

Lee S. Wielansky

Class I Independent Director and Non-Executive Chairman of the Board



Director Since: April 2015

Age: 68

Brookdale Board Committees:
- Investment

Public Company Directorships:
- Acadia Realty Trust (2000 – current)
- Isle of Capri Casinos, Inc. (2007 – 2017)
- Pulaski Financial Corp. (2005 – 2016)

Mr. Wielansky has more than 40 years of commercial real estate investment, management and development experience. He currently serves as Chairman and CEO of Opportunistic Equities, which specializes in low income housing. He has also served as Chairman and CEO of Midland Development Group, Inc., which he re-started in 2003 and focused on the development of retail properties in the mid-west and southeast. Prior to Midland, he served as President and CEO of JDN Development Company, Inc. and as a director of JDN Realty Corporation. Before joining JDN, he served as Managing Director–Investments of Regency Centers Corporation, which in 1998 acquired Midland Development Group, a retail properties development company co-founded by Mr. Wielansky in 1983. Mr. Wielansky became Non-Executive Chairman of the Board in February 2018. He received a bachelor's degree in Business Administration, with a major in Real Estate and Finance, from the University of Missouri—Columbia, where he is currently a member of the Strategic Development Board of the College of Business. He also serves on the Board of Directors of The Foundation for Barnes-Jewish Hospital.

Mr. Wielansky's real estate investment, management and development experience, as well as his service as a director of several public companies, led to the conclusion that he should serve as a member of the Board.

Lucinda M. Baier

Class I Director, President and Chief Executive Officer



Director Since: February 2018

Age: 54

Public Company Directorships:
- The Bon-Ton Stores, Inc. (2007 – 2016)

Ms. Baier has served as Brookdale's President and Chief Executive Officer and as a member of the Board since February 28, 2018, after having served as Brookdale's Chief Financial Officer since December 2015. Ms. Baier joined Brookdale from Navigant Consulting, Inc., a specialized global expert services firm, where she served as Executive Vice President and Chief Financial Officer since 2013. In addition, Ms. Baier has had multi-billion dollar operations responsibility, been the chief executive officer for a publicly-traded retailer, and served as an executive officer of a Fortune 30 company. Ms. Baier currently serves as a member of the Board of Directors of the National Investment Center for the Seniors Housing & Care Industry (NIC), the American Seniors Housing Association (ASHA), and the Nashville Health Care Council where she chairs its finance and investment committee. Ms. Baier is a Certified Public Accountant and a graduate of Illinois State University, with Bachelor and Master of Science degrees in Accounting.

Ms. Baier's appointment as the Company's President and Chief Executive Officer after demonstrating her abilities as a change-oriented executive as our Chief Financial Officer and in multiple leadership roles at other companies led to the conclusion that she should serve as a member of the Board.

BROOKDALE
SENIOR LIVING

Marcus E. Bromley
Class III Independent Director



Director Since: July 2017

Age: 70

Brookdale Board Committees:
- Audit
- Investment

Public Company Directorships:
- Cole Credit Property Trust V, Inc. (2015 – current)
- Cole Corporate Income Trust, Inc. (2011 – 2015)
- Cole Credit Property Trust II, Inc. (2005 – 2013)
- Cole Credit Property Trust III, Inc. (2008 – 2012)
- Gables Residential Trust (1993 – 2005)

Mr. Bromley brings more than 35 years of real estate industry leadership experience. He served as Chairman of the Board and Chief Executive Officer of Gables Residential Trust from 1993 until 2000, and then as a member of its Board until the company was acquired in 2005. Prior to joining Gables Residential Trust, Mr. Bromley was a division partner for the Southeast operation of Trammell Crow Residential Company. Mr. Bromley has served as a member of the Board of Cole Credit Property Trust V, Inc., a non-listed real estate investment trust, since March 2015 and served as its Non-Executive Chairman from June 2015 to August 2018. Mr. Bromley also currently serves as a member of the advisory board of Nancy Creek Capital Management, LLC, a private mezzanine debt and equity investment firm, and Sealy Industrial Partners, a private partnership specializing in the acquisition and operation of various industrial real estate properties. Mr. Bromley holds a B.S. in Economics from Washington & Lee University and an M.B.A. from the University of North Carolina.

Mr. Bromley's significant executive, leadership and advisory experience in the real estate industry led to the conclusion that he should serve as a member of the Board.

Frank M. Bumstead
Class I Independent Director



Director Since: August 2006

Age: 77

Brookdale Board Committees:
- Compensation (Chair)
- Nominating and Corporate Governance

Public Company Directorships:
- Syntroleum Corporation (1993 – 2014)
- American Retirement Corp. (1997 – 2006)

Mr. Bumstead has over 40 years' experience in the field of business and investment management and financial and investment advisory services, including representing buyers and sellers in a number of merger and acquisition transactions. Mr. Bumstead is a principal shareholder of Flood, Bumstead, McCready & McCarthy, Inc., a business management firm that represents artists, songwriters and producers in the music industry as well as athletes and other high net worth clients, and has been with the firm since 1989. From 1993 to December 1998, Mr. Bumstead served as the Chairman and Chief Executive Officer of FBMS Financial, Inc., a registered investment advisor. He served in 2015 as Chairman of the Board of Directors of the Country Music Association and is also Vice Chairman of the Board of Directors and Chairman of the Finance and Investment Committee of the Memorial Foundation, Inc., a charitable foundation. In addition, he previously served as a member of the Board of Advisors of United Supermarkets of Texas, LLC and was Chairman of its Finance and Audit Committee. Mr. Bumstead received a B.B.A. degree from Southern Methodist University and a Masters of Business Management from Vanderbilt University's Owen School of Management.

Mr. Bumstead's experience in business management and as a director of several public companies, along with his knowledge of the senior housing industry (through his prior service as a director of ARC), led to the conclusion that he should serve as a member of the Board.

Rita Johnson-Mills
Class III Independent Director



Director Since: August 2018

Age: 60

Brookdale Board Committees:
- Nominating and Corporate Governance

Ms. Johnson-Mills is an experienced healthcare executive, with more than 20 years of experience in the broader healthcare industry, including experience in the public sector. She most recently served from August 2014 to December 2017 as President and Chief Executive Officer of UnitedHealthcare Community Plan of Tennessee, a health plan serving more than 500,000 government sponsored healthcare consumers with over $2.5 billion of annual revenue, after having previously served as Senior Vice President, Performance Excellence and Accountability for UnitedHealthcare Community & State since 2006. Ms. Johnson-Mills also previously served as the Director of Medicaid Managed Care for the Centers for Medicare and Medicaid Services and as Chief Executive Officer of Managed Health Services Indiana and Buckeye Health Plan, wholly owned subsidiaries of Centene Corporation. Ms. Johnson-Mills earned a B.S. degree from Lincoln University and an M.A. degree in Labor and Human Resource Management and M.P.A. degree in Public Policy and Management from The Ohio State University.

Ms. Johnson-Mills' experience as an executive in the healthcare space, including her expertise in healthcare operations and strategy, led to the conclusion that she should serve as a member of the Board.

Denise W. Warren
Class III Independent Director



Director Since: October 2018

Age: 58

Brookdale Board Committees:
- Audit (Chair)
- Compensation

Public Company Directorships:
- Computer Programs and Systems, Inc. (2017 – current)

Ms. Warren brings more than 30 years of operational, financial and healthcare experience. Since October 2015, she has served as Executive Vice President and Chief Operating Officer of WakeMed Health & Hospitals, where she is responsible for the strategic, financial and operational performance of the organization's network of facilities in the North Carolina Research Triangle area. Prior to that, from 2005 to September 2015, Ms. Warren served as Chief Financial Officer of Capella Healthcare, Inc., an owner and operator of general acute-care hospitals, as well as its Executive Vice President since January 2014, and as its Senior Vice President prior to that. Before joining Capella, she served as Senior Vice President and Chief Financial Officer of Gaylord Entertainment Company from 2000 to 2001, as Senior Equity Analyst and Research Director for Avondale Partners LLC and as Senior Equity Analyst for Merrill Lynch & Co. Ms. Warren earned a B.S. degree in Economics from Southern Methodist University and a M.B.A. from Harvard University.

Ms. Warren's extensive executive, financial and operational experience in the healthcare and other industries led to the conclusion that she should serve as a member of the Board.

BROOKDALE
SENIOR LIVING

Background of the Solicitation

In recent years, the Company has undergone significant changes to its leadership, strategy, and community portfolio. The following summary provides details regarding these activities as context to Land & Buildings' nomination of one director candidate for election at the 2019 Annual Meeting and advocacy for the Company to terminate or reject unilaterally its leases and/or to sell or separate its owned real estate.

Board Refreshment

Since July 2017, the Board has undergone substantial refreshment, including adding directors with significant healthcare, real estate, finance and operational experience. After giving effect to the expiration of Jackie M. Clegg's and James R. Seward's terms of office, and the election of two new Class II directors, at the 2019 Annual Meeting:

- The Board will have welcomed six new directors without increasing the size of the Board, including: in 2018, the Company's current President and Chief Executive Officer and two current independent directors; and in 2017, current independent director Marcus E. Bromley, who was initially recommended by, and appointed pursuant to a settlement agreement with, Land & Buildings.

- The Board's average tenure will be less than three years, with all but two directors having joined the Board less than three years ago and only one director having five or more years of tenure.

Enhancements to Corporate Governance Practices

The Board has been responsive to stockholder feedback regarding the Company's corporate governance practices. Beginning in 2018, the Board has proactively recommended and implemented several significant corporate governance changes suggested by stockholders, including:

- declassification of the Board in 2018, and acceleration of annual elections of Class II directors in 2019 (subject to stockholder approval of Proposal 2 at the 2019 Annual Meeting);

- adoption in 2019 of stockholder proxy access for director nominees;

- adoption in 2019 of majority voting for uncontested director elections (subject to stockholder approval of Proposal 5 at the 2019 Annual Meeting); and

- elimination in 2018 of the supermajority voting requirement for stockholders to remove directors.

Increased Stockholder Engagement

Following the Board's decision to initiate an operational turnaround strategy under new leadership in February 2018, the Board has prioritized engagement with numerous stockholders regarding their ideas about the Company's strategy, Board composition, corporate governance practices, and owned real estate portfolio. Specifically with respect to Land & Buildings, since February 2018, members of the Board and management team have held more than 30 telephonic, in-person or video meetings with Land & Buildings, including:

- separate meetings with the Company's Non-Executive Chairman;

- separate meetings with each of the members of the Investment Committee;

- a meeting with the Chair of the Nominating and Corporate Governance Committee; and

- a meeting with the full Nominating and Corporate Governance Committee.

Commencement of Operational Turnaround Strategy under New Leadership

In February 2018, at the conclusion of the thorough 15-month strategic review process (described below under "Comprehensive Strategic Reviews"), the Company embarked on a turnaround strategy under new leadership. At that time, Lucinda M. Baier was appointed as a director and the Company's President and Chief Executive Officer, Lee S. Wielansky was appointed as the Company's Non-Executive Chairman, and three directors departed the Board, including the former Executive Chairman and the former President and Chief Executive Officer.

Reviews of Strategic Alternatives and OpCo/PropCo Separation Transactions

Comprehensive Strategic Reviews

In recent years, the Board (together with the Investment Committee) has conducted two comprehensive strategic reviews, including:

- Most recently, beginning in November 2016 and concluding in February 2018, the Board conducted a comprehensive strategic review process during which the Board and management, with the assistance of the Company's financial and legal advisors, extensively analyzed a wide range of options and alternatives to create and enhance stockholder value, including active engagements with a number of potential transaction counterparties. At the conclusion of the review in February 2018, the Board rejected a conditional indication of interest to acquire the Company for nine dollars ($9) per share in cash, which purported to range up to eleven dollars ($11) per share in cash subject to conditions that the Board did not believe were likely to be satisfied. The Board did not believe that the indication of interest was acceptable given the Board's view of the value of the Company. At that time, the Board determined to execute on a turnaround strategy as a public company under new leadership.

- Beginning in April 2015 and concluding in February 2016, the Board and the Investment Committee conducted an extensive analysis, with the assistance of the Company's management and financial and legal advisors, of a wide range of options and alternatives to create value for stockholders, including active engagements with a number of potential transaction counterparties. At the conclusion of the review, the Board and the Investment Committee unanimously determined that the best path for the Company to enhance stockholder value was to continue to pursue the Company's strategy and execution of its business plan.

Reviews of OpCo/PropCo Separation Transactions

In addition to reviewing strategic alternatives, the Board and the Investment Committee have evaluated a range of potential sales or spin-offs of all or a substantial portion of the Company's real estate assets, including various OpCo/PropCo structures. At the conclusion of each of these reviews, the Board and/or the Investment Committee have unanimously concluded not to pursue such transactions, as they were unlikely to generate additional stockholder value as compared to the Company's strategic plan. Such reviews have included:

- In August 2019, with the assistance of management, Bank of America Merrill Lynch ("BofA Merrill Lynch") (the financial advisor recommended by Jonathan Litt, Founder and CIO of Land & Buildings), and Morgan Stanley & Co. LLC ("Morgan Stanley"), the Board evaluated a range of potential OpCo/PropCo separation structures, including the report of Green Street Advisors ("Green Street") (Land & Buildings' financial advisor) regarding such a transaction. The Board unanimously concluded not to pursue such a transaction, as it was unlikely to generate additional stockholder value as compared to the Company's strategic plan.

- Beginning in November 2018 and concluding in January 2019, the Investment Committee, comprised of three independent directors, including Mr. Wielansky, who was nominated by an activist stockholder in 2015, and Mr. Bromley, who was recommended by Mr. Litt in 2017, carefully evaluated a potential sale or spin-off of all or a substantial portion of the Company's real estate assets, including an OpCo/PropCo separation transaction, with the assistance of BofA Merrill Lynch (the financial advisor recommended by Mr. Litt). The Investment Committee unanimously concluded that pursuing such a transaction would be unlikely to generate additional stockholder value as compared to the Company's strategic plan.

- As part of the comprehensive strategic reviews in 2015 to 2018, various potential OpCo/PropCo separation structures were evaluated by the Board and the Investment Committee, and each time the Board and/or Investment Committee unanimously concluded that pursuing an OpCo/PropCo separation transaction would be unlikely to generate additional stockholder value as compared to the Company's strategic plan.

Divestitures and Lease Restructurings

Since 2018, the Board, the Investment Committee and management have at various times considered and evaluated potential lease restructurings, purchases and sales of owned communities, and strategic alternatives for the Company's Health Care Services segment, including potential business combinations, acquisitions, joint ventures and dispositions. During 2018, the Company continued execution of its portfolio optimization initiative to simplify and streamline the Company's business and evaluated its owned-community portfolio for opportunities to monetize select high-value communities. Also during 2018, following review by the Board, the Company initiated a strategy to sell owned communities generating an aggregate of more than $250 million of proceeds, net of associated debt and transaction costs. Since January 1, 2018, the Company has:

- reduced its portfolio of owned and leased communities by 15%, including through the sale of 30 owned communities, the purchase of 6 formerly leased or managed communities, and the terminations of lease obligations on 99 leased communities;

- restructured its leased portfolios with two of the Company's largest lessors (Ventas, Inc. and Welltower Inc.), which now enable the Company to engage in certain change in control transactions without the need for the landlord's consent so long as certain objective conditions are satisfied; and

- sold its interest in five unconsolidated ventures.

Engagements and Activities During 2015 to 2016

In April 2015, Mr. Wielansky (the Company's current Non-Executive Chairman) was appointed to the Board pursuant to a settlement agreement between the Company and then-stockholder Sandell Asset Management Corp. ("Sandell"). In addition, the Investment Committee was newly-constituted to include Mr. Wielansky and another newly-appointed director and was charged with overseeing and assisting the Board in its ongoing review of options to create value for stockholders, including those associated with the Company's real estate portfolio. Prior to the settlement agreement, Sandell had publicly advocated for the Company to engage in an OpCo/PropCo separation transaction. By December 31, 2015, Sandell had exited its position in the Company's stock.

Between April 2015 and February 2016, the Investment Committee and the Board, with the assistance of the Company's management and financial and legal advisors, conducted an extensive analysis of a wide range of options and alternatives to create value for stockholders, including actively engaging with a number of potential transaction counterparties and evaluating various potential OpCo/PropCo separation structures. At its fourth quarter and full year 2015 earnings call held in February 2016, the Company announced that the Investment Committee and the Board had unanimously determined that the best path for the Company to enhance stockholder value was to continue to focus on pursuing the Company's strategy and execution of its business plan.

In November 2016, the Board appointed former director Daniel A. Decker as Executive Chairman of the Board and initiated a comprehensive strategic review process during which the Board and management, with the assistance of the Company's financial and legal advisors, conducted another extensive analysis of a wide range of options and alternatives to enhance stockholder value. This process included review of various potential OpCo/PropCo separation structures and a potential sale of the Company or a portion of its assets, and engagement with numerous potential transaction counterparties.

On November 3, 2016, Jonathan Litt, Founder and CIO of Land & Buildings, sent his first letter to the Company, copying the chief executive officers of the Company's largest three lessors, Ventas, Inc., Welltower Inc., and HCP, Inc. The letter urged the Company to explore all legal options available to the Company to terminate or reject unilaterally the Company's leases with such landlords. The Board and management reviewed Mr. Litt's suggestion and notified Mr. Litt of the Board's conclusion that his suggestion was highly unrealistic from a legal and practical perspective. The Company also expressed its desire to continue a constructive, open dialogue with Mr. Litt.

After further dialogue between the Company and Mr. Litt, on December 20, 2016, Land & Buildings issued a public letter to the Company's stockholders urging the Company to sell its owned real estate and distribute the proceeds to stockholders, and to aggressively work with the Company's landlords to terminate its real estate leases and become an asset-light senior housing management company.

Engagements and Activities During 2017

In February 2017, the Company publicly announced the existence of an ongoing strategic review process, which continued throughout the year.

On July 25, 2017, the Company and Land & Buildings entered into an agreement (the "Litt Settlement Agreement"), pursuant to which, among other things, the Company agreed to appoint Mr. Bromley, a candidate recommended by Land & Buildings with more than 35 years of real estate industry leadership experience, to the Board. The Company also agreed to review and consult with Land & Buildings regarding the composition of the Board prior to the 2018 Annual Meeting, and Land & Buildings agreed to abide by customary standstill restrictions. On the evening of July 25, 2017, representatives of Olshan Frome Wolosky LLP ("Olshan"), Land & Buildings' legal advisor, informed the Company that Land & Buildings had sold approximately two million shares of Brookdale's stock. Mr. Litt did not disclose that Land & Buildings was in the process of selling shares of Brookdale's stock during settlement negotiations with the Company.

On October 30, 2017, Land & Buildings violated the standstill provisions of the Litt Settlement Agreement by issuing a public letter to the Company's stockholders regarding the Company's strategic review process.

Engagements and Activities During 2018

On February 22, 2018, the Company announced that it had formally concluded its strategic review process and rejected a conditional indication of interest to acquire the Company for nine dollars ($9) per share in cash, which purported to range up to eleven dollars ($11) per share in cash subject to conditions that the Board did not believe were likely to be satisfied. The Board did not believe that the indication of interest was acceptable given the Board's view of the long-term value of the Company. At that time, the Board determined to execute on a turnaround strategy as a public company under new leadership. The Company also announced certain leadership and Board changes, including, among others, that (i) T. Andrew Smith's service as Brookdale's President and Chief Executive Officer would be terminated without cause and he would resign from the Board, and he would be replaced in such roles by Ms. Baier, then-Chief Financial Officer of Brookdale; (ii) Mr. Decker would retire from his position as a member and Executive Chairman of the Board, and Mr. Wielansky would become Non-Executive Chairman of the Board; and (iii) William G. Petty, Jr. would retire from his position as a member of the Board.

Shortly after the foregoing changes, the Nominating and Corporate Governance Committee proactively initiated a director search in the first quarter of 2018 to ensure that the Board's composition is appropriately tailored to support management in its turnaround efforts and with a focus on identifying candidates with significant healthcare, finance and operational experience. As part of the search process, the Board and the Committee also purposefully desired to evolve the Board's gender composition and diversity to more closely resemble the Company's customer and employee base, which are majority female.

Throughout 2018, the Company and Land & Buildings continued their ongoing discussions, holding a number of meetings, and Land & Buildings sent numerous public and private letters to the Board and the Company's stockholders discussing, among other things, the Company's performance, strategy, corporate governance policies,

Board composition (in satisfaction of the Company's obligations under the Litt Settlement Agreement), and certain other Board matters, including with respect to its size and declassification.

On April 26, 2018, the Company restructured its leased portfolio of 128 communities with Ventas, Inc., which among other things combined such communities into a master lease, reduced the Company's rent obligations, provided for an annual rent escalator of the lesser of 2.25% or four times the Consumer Price Index increase in the year prior (with a floor of 0%), and amended the previous change in control consent requirements to provide that the Company may engage in a change in control transaction without the need for Ventas' consent so long as certain objective conditions are satisfied. In response, on April 27, 2018, Land & Buildings issued a press release indicating that Land & Buildings was "thrilled to see that Brookdale and Ventas have agreed to restructure their lease agreements," stating that Land & Buildings "commend[s] the Brookdale management and board for taking decisive action to maximize value for all shareholders."

In May and July 2018, Mr. Litt sent private letters to the Board and issued public letters to the Company's stockholders in which he praised Ms. Baier's and Mr. Wielansky's leadership, stating that he believed: "Ms. Baier's leadership and no-nonsense approach will prevail despite the significant challenges of turning a company around after years of underperformance" and "the Company's new CEO, Cindy Baier, and new Chairman, Lee Wielansky, are taking the bull by the horns at Brookdale and are singularly focused on maximizing shareholder value, as evidenced by the significant positive progress announced across all facets of the Company in the past few months." The letters also proposed that the Board implement certain changes to Board composition, corporate governance policies and the Company's real estate asset monetization strategy in advance of the 2018 Annual Meeting.

On August 3, 2018, Jeffrey R. Leeds informed the Company that he would not stand for re-election to the Board at the 2018 Annual Meeting.

Also on August 3, 2018, upon the recommendation of the Nominating and Corporate Governance Committee, the Board filled the vacancy created by Mr. Petty's retirement by appointing Rita Johnson-Mills to the Board as a new independent director effective immediately. Ms. Johnson-Mills had been identified as part of the Nominating and Corporate Governance Committee's director search process initiated in the first quarter of 2018.

On August 7, 2018, the Company filed a preliminary proxy statement for the 2018 Annual Meeting with the SEC, which included proposals for stockholders to elect three independent Class III directors: Mr. Bromley, who had been recommended by Mr. Litt and appointed as a director pursuant to the Litt Settlement Agreement in July 2017, Ms. Johnson-Mills, who had recently been appointed to the Board, and Denise W. Warren who would, if elected, succeed Mr. Leeds and initially join the Board at the 2018 Annual Meeting. After giving effect to each of their elections, the Board would have an average tenure of approximately five years, with half of the directors having joined the Board since July 2017, and the Board would also include an equal mix of men and women. The Company's preliminary proxy statement also included proposals recommended by the Board to approve amendments to the Company's Certificate of Incorporation to (i) phase out the classified Board structure such that all directors would be elected for annual terms at the Company's 2021 annual meeting of stockholders (the "2021 Annual Meeting") and (ii) eliminate the supermajority voting requirement for director removal.

Throughout August and September of 2018, representatives of the Company continued their discussions with Mr. Litt regarding his views on Board composition, the timing of Board declassification, the Company's governance policies, and the Company's owned real estate portfolio. Mr. Litt continually demanded that the Company announce the systematic sale of the Company's owned real estate in $250 million to $1 billion increments. Mr. Litt issued public letters to the Company's stockholders criticizing the Company's strategy and governance policies and requesting that the Board secure the resignation of Ms. Clegg and exclude her from membership on any of the Board's committees.

In connection with the Company's 2018 Annual Meeting, Land & Buildings did not provide notice of its intention to nominate directors for the 2018 Annual Meeting. Nevertheless, Land & Buildings commenced a "vote no" campaign against the Company's slate of Mr. Bromley and Mses. Johnson-Mills and Warren despite the fact that Mr. Bromley had been recommended by Mr. Litt and appointed as a director pursuant to the Litt Settlement Agreement in the year prior, Ms. Johnson-Mills had served on the Board for less than two months, and Ms. Warren would, if elected, initially join the Board at the 2018 Annual Meeting. At the 2018 Annual Meeting held on October 4, 2018, the Company's stockholders elected all three of Brookdale's director nominees to the Board by a wide margin and approved both Charter amendments.

On October 15, 2018, Mr. Litt met with the Chairman of the Investment Committee (James R. Seward) and members of management. Mr. Litt stated that he expected the Company to announce a new program to sell $500 million to $1 billion of its owned assets at the Company's third quarter 2018 earnings call. Mr. Litt also recommended that the Board retain BofA Merrill Lynch as its independent financial advisory firm to assist the Company in evaluating a potential OpCo/PropCo separation transaction.

Beginning in early November 2018, the Investment Committee began refreshing its analysis of a potential sale or spin-off of all or a portion of the Company's real estate assets, including an OpCo/PropCo separation transaction, with the assistance of management.

During the remainder of 2018, Brookdale held meetings and exchanged emails and letters with Land & Buildings regarding the topics previously discussed with respect to the Company's performance, strategy, corporate governance policies, and owned real estate portfolio.

On November 28, 2018, Mr. Wielansky, Ms. Baier and other members of management met by video conference with Mr. Litt and at Mr. Litt's suggestion, real estate investment banking representatives of BofA Merrill Lynch and an attorney specializing in the REIT industry. At the meeting, Mr. Litt and his recommended advisors presented information regarding a potential OpCo/PropCo separation transaction for the Company.

On December 10, 2018, the Investment Committee met and discussed numerous topics, including, among other things, ways to enhance stockholder value and management's evaluation of a range of OpCo/PropCo separation structures. At the meeting, the Investment Committee directed the Company to engage BofA Merrill Lynch, as recommended by Mr. Litt, to evaluate a potential sale or spin-off of all or a portion of the Company's real estate assets, including an OpCo/PropCo separation transaction.

Engagements and Activities During 2019

On January 3, 2019, based on feedback the Company received during its ongoing engagement with stockholders regarding governance matters, upon the recommendation of the Nominating and Corporate Governance Committee, the Board unanimously approved an amendment to the Charter to accelerate the destaggering proposal approved by stockholders at the 2018 Annual Meeting. The amendment, which is subject to stockholder approval at the 2019 Annual Meeting, provides that all directors standing for election at the 2019 Annual Meeting will be elected for a one year term ending at the 2020 annual meeting of stockholders (the "2020 Annual Meeting") (see Proposal 2). If the amendment is approved by stockholders at the 2019 Annual Meeting, a majority of directors will stand for election for a one year term at the 2020 Annual Meeting. All directors will stand for election for a one year term beginning at the 2021 Annual Meeting.

On January 4, 2019, the Investment Committee received a full presentation from BofA Merrill Lynch regarding, among other things, a range of potential OpCo/PropCo separation structures. After carefully evaluating the presentation, the Investment Committee, including Mr. Bromley, unanimously concluded that an OpCo/PropCo transaction or similar transaction with respect to the Company's real estate assets would be unlikely to generate additional value for the Company's stockholders and could result in diminution to stockholder value.

BROOKDALE
SENIOR LIVING

On February 13, 2019, during the Company's fourth quarter and full-year 2018 earnings call, Ms. Baier reported on the Investment Committee's review of an OpCo/PropCo separation transaction or a similar transaction and the Investment Committee's unanimous determination that such a transaction would be unlikely to generate additional value for the Company's stockholders at that time.

In April and May of 2019, the Nominating and Corporate Governance Committee met on several occasions regarding director succession planning and identified skill sets represented on the Board and skill sets that the Committee believed would be helpful additions to the Board in order to support management in its execution of the Company's turnaround strategy, including sales and marketing experience. During such meetings, the Nominating and Corporate Governance Committee also discussed potential director nominees, and on May 6, 2019, engaged Korn Ferry International ("Korn Ferry") as an outside director search firm.

On May 13, 2019, Ms. Clegg informed the Company that she would not stand for re-election to the Board at the 2019 Annual Meeting because of her desire to devote more of her time and efforts to other commitments and activities. Ms. Clegg chairs the Nominating and Corporate Governance Committee and has nearly 14 years of tenure on the Board.

During May 2019, representatives of the Company engaged with representatives of Land & Buildings regarding, among other things, Board composition, the Company's real estate monetization strategies and other specified potential transactions for the Company.

On May 15, 2019, Mr. Wielansky, Ms. Baier and other members of management met with Mr. Litt and in addition to the above topics, discussed the Nominating and Corporate Governance Committee's search criteria to identify potential replacement directors for Ms. Clegg.

On May 28, 2019, the Board, based on feedback the Company received during its ongoing engagement with stockholders regarding governance matters, unanimously approved an amendment to the Company's Bylaws to implement stockholder proxy access for director elections beginning with the proxy statement to be filed in connection with the 2020 Annual Meeting and unanimously approved an amendment to the Company's Certificate of Incorporation and an amendment to the Bylaws to implement majority voting in uncontested director elections, subject to stockholder approval of the amendment to the Company's Certificate of Incorporation at the 2019 Annual Meeting (see Proposal 5).

On May 30, 2019, Mr. Litt met with all of the members of the Nominating and Corporate Governance Committee at which members of the Committee discussed the Committee's director search process with Mr. Litt, including discussion regarding the Committee's engagement of Korn Ferry and the skill sets that the Nominating and Corporate Governance Committee believed would be helpful additions to the Board in order to support management in its execution of the Company's turnaround strategy. The Nominating and Corporate Governance Committee indicated its desire to reach an agreement regarding director nominees and Frank M. Bumstead, the Chairman of the Compensation Committee, invited Mr. Litt to an in-person meeting at Mr. Bumstead's office in Nashville to discuss potential director candidates. Mr. Litt did not act on the invitation to meet with Mr. Bumstead, but at the Committee's request, he committed to providing names of potential director candidates so the Committee could begin its assessment of such individuals. Mr. Litt informed the Committee that he intended to resort to a proxy fight if Land & Buildings' demands were not met.

During June and July of 2019, the Nominating and Corporate Governance Committee met on numerous occasions regarding corporate governance matters, Board composition and succession planning. Korn Ferry interviewed numerous potential director candidates, including Victoria L. Freed and Guy P. Sansone, whom the Board has nominated for election as new Class II directors at the 2019 Annual Meeting.

On June 5, 2019, in a letter to the Nominating and Corporate Governance Committee, Land & Buildings threatened to take action, including publicly criticizing the Company, unless (i) two new directors with experience in restructuring and real estate were appointed to the Board, (ii) one current director stepped down from the Board and (iii) a new committee of the Board was formed, consisting of two new directors and two existing independent directors, to evaluate strategies to unlock real estate value, including an OpCo/PropCo separation transaction.

Representatives of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), the Company's legal advisor, made several follow-up requests to Mr. Litt's counsel to ask for the names of Mr. Litt's potential director nominees, but Mr. Litt did not provide them until he provided formal notice of Land & Buildings' nomination of Mr. Litt and James F. Flaherty III on July 3, 2019.

During June of 2019, members of the Board, the Nominating and Corporate Governance Committee and management met to see if an amicable resolution could be reached with Mr. Litt and determined to authorize Skadden to discuss potential resolutions with Land & Buildings in order to avoid a proxy contest.

On June 19, 2019, representatives of Skadden and representatives of Olshan met telephonically on behalf of their respective clients to discuss amicable resolutions to avoid a potential proxy contest, and representatives of Skadden proposed (i) nominating one new, mutually agreed upon independent director for election to the Board at the 2019 Annual Meeting, (ii) causing the Investment Committee, with the help of its advisor recommended by Land & Buildings, to re-examine an OpCo/PropCo separation transaction and (iii) having Land & Buildings abide by customary standstill provisions, similar to the standstill provisions included in the Litt Settlement Agreement. During the telephonic meeting between Skadden and Olshan on June 19, 2019, representatives of Olshan stated that Land & Buildings would agree to standstill provisions similar to those in the Litt Settlement Agreement and counter proposed (i) adding two mutually agreed upon directors to the Board, (ii) one incumbent director stepping down from the Board following the 2019 Annual Meeting and (iii) forming a new special committee of the Board to review a potential OpCo/PropCo separation transaction.

On June 25, 2019, during another telephonic meeting between representatives of Skadden and Olshan to discuss possible ways to avoid a proxy contest, representatives of Skadden, on behalf of the Company, offered to (i) nominate one director selected by the Company and one director selected by Land & Buildings for election at the 2019 Annual Meeting, (ii) appoint the new director selected by Land & Buildings to the Investment Committee and (iii) cause the Investment Committee to re-examine an OpCo/PropCo separation transaction.

On July 2, 2019, Mr. Seward informed the Company that he would not stand for re-election to the Board at the 2019 Annual Meeting in light of his other near-term commitments and the positive progress the Company had made on its turnaround strategy. Mr. Seward chairs the Investment Committee and has nearly 11 years of tenure on the Board.

On July 3, 2019, Land & Buildings delivered formal notice to the Company of Land & Buildings' nomination of Messrs. Litt and Flaherty for election to the Board at the 2019 Annual Meeting. On that day, Land & Buildings also sent a letter to the Board (i) stating that the Company's latest settlement proposal still fell short of the changes that were necessary to avoid Land & Buildings running a proxy contest and (ii) requesting that (x) Messrs. Litt and Flaherty be added to the Board as well as the Investment Committee, (y) the Investment Committee evaluate all strategies to maximize value, including real estate sales and/or an OpCo/PropCo separation transaction, and (z) the Investment Committee engage Green Street as an outside advisor in connection with such review. Land & Buildings also informed the Company it had engaged Green Street to explore the benefits of an OpCo/PropCo separation transaction and included a copy of Green Street's presentation with its letter to the Board.

Later on July 3, 2019, the Company filed a Current Report on Form 8-K stating that Land & Buildings had delivered notice of nomination of Messrs. Litt and Flaherty and that the Nominating and Corporate Governance Committee would evaluate Land & Buildings' director nominees and make a recommendation to the Board in due course.

On July 8, 2019, representatives of Olshan contacted representatives of Skadden and proposed that to resolve the proxy contest, the Company (i) appoint one director selected by the Company and one director selected by Land & Buildings to the Board, (ii) appoint the director selected by Land & Buildings to a newly formed special committee and (iii) cause the special committee to engage Green Street and explore an OpCo/PropCo separation transaction and other potential strategic opportunities.

Following the meeting between Skadden and Olshan, members of the Board, the Nominating and Corporate Governance Committee and management met to evaluate Land & Buildings' settlement proposal. They determined that accepting Land & Buildings' proposal would not be in the best interests of the Company and its stockholders and again authorized Skadden to discuss potential alternatives for resolving the proxy contest initiated by Land & Buildings.

On July 12, 2019, representatives of Skadden and Olshan again met telephonically to discuss possible resolutions to the proxy contest and representatives of Skadden proposed (i) appointing one director who was supported by a large stockholder of the Company, and one additional mutually agreed upon director to the Board, (ii) appointing the director backed by one of the Company's large stockholders to the Investment Committee, (iii) causing the Investment Committee, with the assistance of the Company's financial advisor, to review an OpCo/PropCo transaction and other potential asset monetization strategies and (iv) that the Investment Committee not be mandated to explore strategic alternatives since the Company had recently completed a strategic review process in 2018 and did not believe it was best to be distracted from the progress it was making on its strategy.

On July 15, 2019, representatives of Olshan informed representatives of Skadden that Land & Buildings was disappointed with the Company's most recent settlement offer and in light of such offer, was not willing to present a counter proposal to resolve the threatened proxy contest.

On July 16, 2019, Land & Buildings issued a press release alleging that the Company had failed to engage with its two director nominees. The press release also publicly announced that Land & Buildings had engaged Green Street to value the Company and to opine on the feasibility of an OpCo/PropCo transaction, and that such preliminary analysis suggested that the Company's pursuit of an OpCo/PropCo transaction could lead to a higher share price. The press release requested that the Investment Committee engage Green Street to further evaluate an OpCo/PropCo transaction.

On July 16, 2019, the Company issued a press release responding to Land & Buildings' press release. The press release stated that the Company had indeed engaged with Mr. Litt, including the entire Nominating and Corporate Governance Committee having previously met with Mr. Litt, and that the Nominating and Corporate Governance Committee was in the process of reviewing background information on Land & Buildings' nominees. The press release re-iterated that (i) the Investment Committee was comprised of three independent directors, including two who were appointed as a result of stockholder recommendations; (ii) during 2018 the Investment Committee had evaluated potential OpCo/PropCo separation transactions with the assistance of an independent advisor recommended by Mr. Litt; and (iii) the Company determined, at the unanimous recommendation of the Investment Committee, that undertaking an OpCo/PropCo separation transaction would be unlikely to generate additional value for the Company's stockholders and that an OpCo/PropCo separation transaction would result in an operating company with uncertain viability and a single-operator PropCo REIT that would be unlikely to trade well in the market due to key structural deficiencies.

On July 30, 2019, Land & Buildings issued a public letter to the Company's stockholders criticizing the Company's performance and encouraging stockholders to support Land & Buildings' two director nominees at the 2019 Annual Meeting.

On July 31, 2019 and August 2, 2019, the Nominating and Corporate Governance Committee hosted interviews between members of the Board and director candidates identified in the Committee's search process, including Ms. Freed and Mr. Sansone who the Board has nominated for election as Class II directors at the 2019 Annual Meeting.

On July 31, 2019, the Company received completed director and officer questionnaires for each of Messrs. Litt and Flaherty. Neither of Messrs. Litt or Flaherty consented to being included as a director nominee in the Company's proxy materials for the 2019 Annual Meeting.

On August 1 and 2, 2019, the Company met with and received a full presentation (i) from BofA Merrill Lynch regarding, among other things, a range of potential OpCo/PropCo separation structures, and (ii) from Morgan Stanley regarding, among other things, their evaluation of Green Street's OpCo/PropCo report. Following the Board's review of, and discussions regarding, BofA Merrill Lynch's and Morgan Stanley's presentations, the Board concluded that pursuing an OpCo/PropCo transaction would be imprudent at such time, and that Green Street's assessment of an OpCo/PropCo separation transaction was fundamentally flawed, including Green Street's disregard of numerous critical practical and market considerations and execution risk, and the use of unrealistic assumptions.

On August 6, 2019, the Company held its second quarter 2019 earnings call during which the Company announced that it was reaffirming its full-year guidance and that same community move-ins showed positive year-over-year growth for the first time since the third quarter of 2017. Ms. Baier closed her prepared remarks by emphasizing her belief in Brookdale's growth opportunities, as evidenced by the positive momentum and improvements to operations occurring during the quarter, her confidence in the Company's ability to enhance long-term stockholder value, and the Board's view that there is sizable upside to the Company's owned real estate portfolio that may be realized by continuing to improve operations and make increased capital investments. Ms. Baier reiterated that the Investment Committee had carefully evaluated Land & Buildings' ideas with the assistance of BofA Merrill Lynch and concluded not to proceed with the actions advocated by Land & Buildings, as discussed in the February 2019 earnings call. Ms. Baier provided a further update to the Company's review of potential OpCo/PropCo transactions, noting (i) the Board's recent review of all of Land & Buildings' proposals with the assistance of BofA Merrill Lynch and Morgan Stanley, including evaluating a range of potential OpCo/PropCo structures and Green Street's report, (ii) that following review of, and discussions regarding, BofA Merrill Lynch's and Morgan Stanley's presentations, the Board concluded that pursuing an OpCo/PropCo transaction would be imprudent at such time, and (iii) the Board concluded that Green Street's assessment of an OpCo/PropCo separation transaction was fundamentally flawed, including Green Street's disregard of numerous critical practical and market considerations and execution risk, and the use of unrealistic assumptions.

On August 13, 2019, Land & Buildings issued a public letter to the Company's stockholders, criticizing the Company and its advisors for not meeting with Land & Buildings and Green Street and publishing Green Street's new analysis of an OpCo/PropCo separation transaction.

On August 23 and 26, 2019, Korn Ferry interviewed Messrs. Litt and Flaherty, as Korn Ferry had done with the other potential director candidates, and reported their impressions of each candidate to the Nominating and Corporate Governance Committee.

On August 26, 2019, after the final interview with Korn Ferry, the Nominating and Corporate Governance Committee met to consider for nomination the potential director nominees identified in the Committee's search process and proposed by Land & Buildings. The Committee determined that Ms. Freed and Mr. Sansone are qualified to serve on the Board and possess the requisite experience, skills, expertise, diversity, character, personal and professional integrity, and business judgment to support management in its execution of the Company's turnaround strategy, and unanimously recommended that the Board nominate Ms. Freed and Mr. Sansone for election to the Board.

On August 26, 2019, after careful deliberation, the Board unanimously determined to nominate Ms. Freed and Mr. Sansone for election to the Board as new Class II directors at the 2019 Annual Meeting.

On August 28, 2019, the Company filed its preliminary proxy statement with the SEC.

On September 3, 2019, Land & Buildings filed its preliminary proxy statement with the SEC.

On September 10, 2019, the Company filed a revised preliminary proxy statement with the SEC.

On September 13, 2019, Land & Buildings filed a revised preliminary proxy statement with the SEC and delivered notice to the Company of Land & Buildings' withdrawal of its nomination of Mr. Litt for election to the Company's Board at the 2019 Annual Meeting.

The Company is NOT responsible for the accuracy of any information provided by, or relating to, Land & Buildings or data contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Land & Buildings or any other statements that Land & Buildings may otherwise make. Land & Buildings chooses which of the Company's stockholders will receive Land & Buildings' proxy solicitation materials.



Proposal 2: Approval of Amendment to the Certificate of Incorporation to Accelerate Annual Elections of Class II Directors

Description of the Amendment

We are in the process of declassifying the Board using a phased approach set forth in an amendment to our Certificate of Incorporation approved by stockholders at last year's annual meeting of stockholders. As a result of last year's amendment, our Certificate of Incorporation currently provides that directors elected at the 2018, 2019 and 2020 annual meetings of stockholders will hold office for a term of three, two and one years, respectively, in each case until his or her successor is duly elected and qualified, and that all directors will stand for election for a one-year term beginning at the 2021 annual meeting of stockholders.

At this year's Annual Meeting, the Board is recommending that stockholders vote to further amend Article Eleven of our Certificate of Incorporation so that the Class II directors elected at this year's Annual Meeting will be elected for a one-year term expiring at the 2020 annual meeting of stockholders instead of a two-year term expiring at the 2021 annual meeting of stockholders ("Charter Amendment No. 1"). The full text of Article Eleven, as proposed to be amended, is attached to this proxy statement as Appendix A.

If Charter Amendment No. 1 is approved by stockholders, the Chairman will recess the Annual Meeting so that we may file a Certificate of Amendment with the Delaware Secretary of State to implement Charter Amendment No. 1. Once the Certificate of Amendment becomes effective, the Chairman will re-convene the Annual Meeting and proceed to the election of Class II directors for a one-year term expiring at the 2020 annual meeting of stockholders. If Charter Amendment No. 1 is not approved by stockholders, the Class II directors will instead be elected for a two-year term expiring at the 2021 annual meeting of stockholders.

✔ **The Board unanimously recommends that you vote "FOR" approval of Charter Amendment No. 1. Unless otherwise instructed, the named proxies will vote all WHITE proxy cards we receive "FOR" the proposal.**

Background of the Amendment

At last year's annual meeting of stockholders the Board unanimously recommended that stockholders approve an amendment to our Certificate of Incorporation to declassify the Board using the phased approach described above. Stockholders representing 79% of outstanding shares voted to approve the declassification amendment. As a result, our Certificate of Incorporation was amended to provide that directors elected at the 2018, 2019 and 2020 annual meetings of stockholders will hold office for a term of three, two and one years, respectively, in each case until his or her successor is duly elected and qualified, and all directors will stand for election for one-year terms at the 2021 annual meeting of stockholders.

The Board has continued to proactively engage with a number of stockholders regarding our corporate governance practices. Several stockholders requested that the Board consider accelerating the phase-out of the declassification of the Board. After careful consideration of such views, on January 3, 2019, upon recommendation of the Nominating and Corporate Governance Committee, the Board unanimously approved and declared advisable, and determined to recommend that our stockholders approve, Charter Amendment No. 1. If Charter Amendment No. 1 is approved by stockholders, Class II directors elected at this year's Annual Meeting will be elected for a one-year term expiring at the 2020 annual meeting of stockholders, and a majority of the Board will be elected to serve for a one-year term at the 2020 annual meeting of stockholders. If Charter Amendment No. 1 is not approved by stockholders, the Class II directors will instead be elected for a two-year term expiring at the 2021 annual meeting of stockholders. Regardless

of whether Charter Amendment No. 1 is approved by stockholders, all directors will be elected to serve for a one-year term beginning at the Company's 2021 annual meeting of stockholders.

Conforming Amendment to Bylaws

The Board has conditionally approved an amendment to our Bylaws to conform our Bylaws to the changes contained in Charter Amendment No. 1 if it is approved by our stockholders. The Board is not seeking stockholder approval of the amendment to our Bylaws, but the effectiveness of such Bylaw amendment is contingent upon, and will be simultaneous with, the filing and effectiveness of the Certificate of Amendment with the Delaware Secretary of State to implement Charter Amendment No. 1.

Vote Required

Stockholder approval of Charter Amendment No. 1 requires the affirmative vote of the holders of a majority of shares of our outstanding common stock on the record date. Abstentions and broker non-votes will have the same effect as voting against Charter Amendment No. 1.

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Corporate Governance Guidelines and Code of Business Conduct and Ethics

The Board has adopted Corporate Governance Guidelines setting forth the expectations and standards the Board has with respect to the role, size and composition of the Board and its committees, the functioning of the Board and its committees, evaluation of the Board and its committees, director compensation, succession planning and other matters. The Board also has adopted a Code of Business Conduct and Ethics that applies to all employees, directors and officers, as well as a Code of Ethics for Chief Executive and Senior Financial Officers, which applies to our President and Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Treasurer and Controller. These guidelines and codes are available on our website at www.brookdale.com/investor. Any amendment to, or waiver from, a provision of such codes of ethics granted to a principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions, or to any executive officer or director, will be posted on our website.

Director Independence

Our Corporate Governance Guidelines and the listing standards of the NYSE require that the Board be comprised of a majority of independent directors. The Board has affirmatively determined that seven of our current directors, Mses. Clegg, Johnson-Mills and Warren and Messrs. Bromley, Bumstead, Seward and Wielansky, and nominees for election as new Class II directors, Ms. Freed and Mr. Sansone, are "independent" under Section 303A.02 of the listing standards of the NYSE. The Board also has determined that former director Jeffrey R. Leeds was independent prior to the expiration of his term as a director at the 2018 annual meeting of stockholders and that former director William G. Petty, Jr. was independent prior to his resignation from the Board effective February 21, 2018. In each case, the Board affirmatively determined that none of such individuals had a material relationship with the Company. In making these determinations, the Board considered all relevant facts and circumstances, as required by applicable NYSE listing standards. There were no transactions, relationships or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K that were considered by the Board in making the required independence determinations. None of the directors or nominees that were deemed independent had any relationship with us (other than as a director or stockholder). The Board also determined that each member of the Audit, Compensation and Nominating and Corporate Governance Committees is independent, including that each member of the Audit Committee is independent under the listing standards of the NYSE and under section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Ms. Baier is not independent due to her employment as our President and Chief Executive Officer.

Meetings of the Board and Committees

Board and Committee Attendance

The Board met 19 times in 2018. Each incumbent director attended at least 75% of the total number of meetings of the Board and committees of the Board on which he or she served during 2018.

Executive Sessions of the Independent Directors

Our non-management directors, i.e., those who are not executive officers, meet in regularly scheduled executive sessions without management. Any non-management director may request that additional executive sessions be scheduled. Under our Corporate Governance Guidelines, our Non-Executive Chairman of the Board presides at executive sessions of our non-management directors.

Stockholder Meeting Attendance

The Board has not adopted a formal policy that requires directors to attend our annual stockholders' meetings, although they are invited and encouraged to attend. All eight of the then-incumbent members of the Board attended the 2018 annual meeting of stockholders.

Board Leadership Structure

Our Corporate Governance Guidelines do not require the separation of the positions of Chairman of the Board and Chief Executive Officer and provide that the Board is free to choose its Chairman in any way that it deems best for the Company at any given time. However, since the date of our formation, the Board has separated the positions of Chairman and Chief Executive Officer in the belief that this structure improves management's accountability to the Board. Mr. Wielansky currently serves as Non-Executive Chairman of the Board, and Ms. Baier serves as President, Chief Executive Officer and director.

Risk Oversight

The business of the Company is managed with the oversight of the Board. As contemplated by the NYSE listing standards and as reflected in the charter of the Audit Committee, the Board has delegated to the Audit Committee the responsibility to discuss guidelines and policies governing the process by which our senior management and the relevant departments of the Company (including our Internal Audit Department) assess and manage our exposure to risk. To that end, the Audit Committee regularly reviews our processes for risk assessment and risk management, as well as our major financial risk exposures and the steps management has taken to monitor and control such exposures. In addition, the Board regularly receives reports from management regarding our risk exposures and monitors our risk management activities.

Communications from Stockholders

The Board has in place a process for security holders to send communications to the Board. Specifically, the Board will review and give appropriate attention to written communications submitted by stockholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as otherwise contemplated by committee charters, the Chairperson of the Nominating and Corporate Governance Committee will, with the assistance of our General Counsel, (1) be primarily responsible for monitoring communications from stockholders and (2) provide copies or summaries of such communications to the other directors as he or she considers appropriate. Communications will generally be forwarded to all directors if they relate to substantive matters and include suggestions or comments that the Chairperson of the Nominating and Corporate Governance Committee considers to be important for the directors to consider. Stockholders and other interested parties who wish to send communications on any topic to the Board should address such communications to Chairperson of the Nominating and Corporate Governance Committee, c/o General Counsel, Brookdale Senior Living Inc., 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027. Stockholders who wish to contact any non-management director, including

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the Non-Executive Chairman of the Board, or the non-management directors as a group, should address such communications to the non-management director (or group of directors) they wish to contact (or if any, to "Any Non-Management Director"), c/o General Counsel, Brookdale Senior Living Inc., 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027.

Committees of the Board

The Board has four separate standing committees: the Audit Committee, the Compensation Committee, the Investment Committee and the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board with respect to committee membership assignments after consultation with the Chairman of the Board and the Chief Executive Officer. The Board is responsible for appointing committee chairs and members following review of such recommendations. The Board has adopted written charters for the standing committees, copies of which are available on our website located at www.brookdale.com/investor.

The following table identifies the members of the Board's standing committees and the number of meetings held by each committee during 2018.

	Audit Committee	Compensation Committee	Investment Committee	Nominating and Corporate Governance Committee
Marcus E. Bromley	✓		✓	
Frank M. Bumstead		Chair		✓
Jackie M. Clegg		✓		Chair
Rita Johnson-Mills				✓
James R. Seward	✓		Chair	
Denise W. Warren	Chair	✓		
Lee S. Wielansky			✓	
Number of Meetings in 2018	6	7	9	15

The following table provides information about the key responsibilities and functions of the Board's standing committees.

Committee	Key Functions and Additional Information
Audit Committee	• Reviews the audit plans and findings of the independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management's corrective action plans where necessary • Reviews our financial statements (and related regulatory filings), including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm • Reviews our risk and control issues, compliance programs and significant tax and legal matters • Appoints annually, in its sole discretion, the independent registered public accounting firm and evaluates its independence and performance, as well as sets clear hiring policies for our hiring of employees or former employees of the independent registered public accounting firm • Reviews our risk management processes • The Board has determined that each of the current members of the Audit Committee is an "audit committee financial expert" as defined by the rules of the SEC. No member of the Audit Committee simultaneously serves on the audit committees of more than three public companies.
Compensation Committee	• Reviews and approves restricted stock and other equity-related grants for our directors, officers, key employees and consultants • Reviews and approves corporate goals and objectives relevant to our Chief Executive Officer's and other executive officers' compensation, evaluating the Chief Executive Officer's and other executive officers' performance in light of those goals and objectives, and determining the Chief Executive Officer's and other executive officers' compensation based on that evaluation • Recommends to the Board the compensation of our non-employee directors • Oversees our compensation and employee benefit and incentive compensation plans and administers our 2014 Omnibus Incentive Plan and Associate Stock Purchase Plan
Investment Committee	• Reviews and approves (or recommends that the Board approve, as applicable) certain investments and proposed transactions on behalf of the Board • Reviews and evaluates (and makes recommendations to the Board regarding) our capital structure and financial strategies, our material capital allocation plans, and our dividend and share repurchase policies and programs • Performs such other responsibilities as may be delegated to it by the Board from time to time
Nominating and Corporate Governance Committee	• Reviews the performance of the Board and incumbent directors and makes recommendations to the Board regarding the selection of candidates, qualification and competency requirements for service on the Board and the suitability of proposed nominees as directors • Advises the Board with respect to our Corporate Governance Guidelines • Oversees the evaluation of the Board and our management

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Non-Employee Director Compensation Program

During 2018, the Compensation Committee reviewed the non-employee director compensation program applicable to each non-employee director, including receiving a market compensation study from the Consultant (as defined below) regarding the practices of the compensation peer group approved by the Committee for 2018. Following such review, the Compensation Committee determined not to make any changes to the non-employee director compensation program. The following table provides a summary of the key elements of the non-employee director compensation program.

Cash Fees		
Annual Retainer	$ 100,000	Cash retainers are payable quarterly in arrears and are pro-rated for service less than the full year. Cash meeting fees are payable quarterly in arrears for attendance by the director or committee member in person or telephonically. Each director has the opportunity to elect to receive either immediately vested shares or restricted stock units in lieu of up to 50% of quarterly cash compensation, as described below.
Annual Committee Chair Retainers:		
Audit	$ 20,000	
Compensation/NCG	$ 15,000	
Investment	$ 10,000	
Meeting Attendance Fees:		
Per Board Meeting	$ 3,000	
Per Committee Meeting	$ 2,000	
Equity Awards		
Annual Grant of Immediately Vested Stock under 2014 Omnibus Incentive Plan	$ 100,000	Typically granted in February each year for service in the prior year and pro-rated for service less than the full year. Directors may elect to receive restricted stock units (as described below) in lieu of the immediately vested shares. Beginning in 2019, if a director retires prior to the annual grant date or concludes his or her service at the expiration of his or her term of office, a pro-rata cash amount will be payable to the director at the time of retirement or expiration in lieu of the annual grant of immediately vested shares, in recognition of the partial year of service.
Initial Grant of Restricted Shares under 2014 Omnibus Incentive Plan	$ 100,000	Granted to each new non-employee director upon joining the Board. The restricted shares are eligible to vest on the first anniversary of the date of grant, subject to the director's continued service.

Each non-employee director has the opportunity to elect to receive either immediately vested shares or restricted stock units in lieu of up to 50% of the director's quarterly cash compensation, and to elect to receive restricted stock units in lieu of the annual grant of immediately vested shares. Immediately vested shares are issued under our Director Stock Purchase Plan, and restricted stock units are issued under our 2014 Omnibus Incentive Plan. With respect to quarterly cash elections, the number of shares or restricted stock units to be issued is based on the closing price of our common stock on the date of issuance, or if such date is not a trading date, on the previous trading day's closing price. Each restricted stock unit will be payable in the form of one share of our common stock following the director's termination of service as a member of the Board.

Compensation of Current Chairman of the Board

On March 1, 2018, upon the recommendation of the Compensation Committee, the Board approved compensatory arrangements for Mr. Wielansky's service as a non-employee director and Non-Executive Chairman of the Board. For his service as a non-employee director, Mr. Wielansky receives compensation applicable generally to non-employee directors described above. In addition, for his service as Non-Executive Chairman, Mr. Wielansky receives an annual cash retainer of $250,000, which was pro-rated for his partial year of service in 2018. All cash amounts are payable as noted in the table above.

In April 2018, we announced that we had entered into mutually-beneficial agreements with Ventas, Inc. under which we would restructure our portfolio of 128 communities that we leased from Ventas. The Compensation Committee and the Board evaluated the significance of the transactions to the Company, including the expected benefits thereof, and the extraordinary efforts of Mr. Wielansky to advise the Company's management team in its successful negotiation of such agreements, and determined to pay Mr. Wielansky an additional one-time cash retainer of $50,000.

Compensation of Former Executive Chairman of the Board

Daniel A. Decker resigned from the Board and as Executive Chairman effective March 1, 2018. Mr. Decker's compensation arrangements for 2018 were approved by the Board, upon recommendation of the Compensation Committee after reviewing such arrangements with the Consultant, in connection with Mr. Decker's appointment as Executive Chairman in 2016. Under such arrangements, Mr. Decker received an annual cash retainer of $100,000 for his service as a director and an annual cash retainer of $500,000 for his service as Executive Chairman of the Board, each of which was pro-rated for his partial year of service in 2018. In addition, he was entitled to cash meeting fees of $3,000 for each meeting of the Board and $2,000 for each meeting of the committees of the Board that he attended in person or by phone in his capacity as a member or Chairman of the Board, subject to a maximum of $75,000 of meeting fees each fiscal year. As an employee, Mr. Decker was also eligible to receive coverage for himself and his dependents under our group health plan on the terms generally applicable to other participants in such plan. Mr. Decker's cash retainers were paid in accordance with our ordinary payroll practices during 2018, and cash meeting fees were paid quarterly in arrears. Since Mr. Decker was not expected to be present at our offices on a permanent basis, he was not expected to relocate and we provided him with a rental car while he was present in the Nashville area.

The Compensation Committee awarded 26,245 performance-based restricted shares to Mr. Decker on January 5, 2018. The number of shares was equivalent to the number of performance-based restricted shares awarded to Mr. Decker in 2016 which had an absolute total stockholder return performance goal and all of which forfeited effective December 29, 2017 due to failure to achieve the threshold performance level. The Compensation Committee awarded such restricted shares in 2018, and chose the applicable performance goal and targets, as a result of Mr. Decker's role in the then-ongoing strategic review process. The restricted shares were eligible to vest on December 31, 2018 subject to Mr. Decker's continued service as a director or employee and achievement a stock price performance goal. The stock price was to be measured based on the volume weighted average price per share for the 15 trading days preceding the earlier to occur of the date that Mr. Decker ceased to serve as Executive Chairman or December 31, 2018, with 100% of the shares to vest if such stock price were $16.00 per share and 50% of the shares to vest if such stock price were at least $14.50 per share, with no interpolation between those levels. Any shares for which the performance goal was not met would be forfeited, and all of such shares forfeited upon Mr. Decker's resignation effective March 1, 2018.

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Director Stock Ownership Guidelines

The Board has adopted Stock Ownership Guidelines that require each of our non-employee directors to maintain ownership of a number of shares of our common stock with a value equal to three times the non-employee director's annual cash retainer for service on the Board, exclusive of any retainers for service as the Chairman of the Board or of any committee and any cash meeting fees. Unvested equity awards do not generally count toward satisfaction of the guidelines. Stock ownership levels are required to be achieved by the fifth anniversary of the director's initial appointment or election to the Board (or, if later, the fifth anniversary of adoption of the guidelines). Until the expected ownership level is achieved, each director is expected to retain at least 50% of any shares obtained through our stock incentive plans.

As of the record date of the Annual Meeting, each of our non-employee directors holds a number of shares in excess of the number required by the guidelines, except for Mses. Johnson-Mills and Warren, who were appointed to the Board in 2018. Each of them will be expected to retain at least 50% of any shares obtained through our stock incentive plans until the required holding level is met.

Director Compensation for 2018

The following table sets forth the compensation awarded to, earned by, or paid to our directors for the year ended December 31, 2018, other than Ms. Baier and Mr. Smith. See "Executive Compensation" for information regarding their compensation. Each of the directors included in the table served for the full-year 2018, except that Mses. Johnson-Mills and Warren joined the Board on August 3, 2018 and October 4, 2018, respectively, Mr. Leeds departed the Board upon the expiration of his term on October 4, 2018, Mr. Decker resigned from the Board effective March 1, 2018, and Mr. Petty resigned from the Board effective February 21, 2018.

Name	Fees Earned or Paid in Cash	Stock Awards [1][2]	All Other Compensation	Total
Marcus E. Bromley	$ 187,000	$ 43,831 [3]	$ –	$ 230,831
Frank M. Bumstead	$ 216,000	$ 99,994 [3]	$ –	$ 315,994
Jackie M. Clegg	$ 223,000 [4]	$ 99,994 [3]	$ –	$ 322,994
Rita Johnson-Mills	$ 55,033	$ 99,991 [5]	$ –	$ 155,024
James R. Seward	$ 226,167	$ 99,994 [3]	$ –	$ 326,161
Denise W. Warren	$ 32,185	$ 99,996 [5]	$ –	$ 132,181
Lee S. Wielansky	$ 453,583	$ 99,994 [3]	$ –	$ 553,577
Jeffrey R. Leeds	$ 173,087	$ 99,994 [3]	$ –	$ 273,081
Daniel A. Decker	$ 138,077	$ 80,047 [6]	$ 3,532 [7]	$ 221,656
William G. Petty, Jr.	$ 15,889	$ 99,994 [3]	$ –	$ 115,883

(1) Represents the aggregate grant date fair value of awards of immediately vested stock and/or restricted shares computed in accordance with ASC 718. See Note 14 to our Consolidated Financial Statements included in our 2018 Annual Report for a summary of the assumptions made in the valuation of these awards.

(2) As of December 31, 2018: (i) none of the directors held any unvested stock awards, except that each of Mses. Johnson-Mills and Warren held 10,266 and 11,299 time-based restricted shares, respectively; and (ii) Ms. Clegg held 6,850 vested restricted stock units.

(3) Represents the grant date fair value of the annual grant of unrestricted shares for the previous year served awarded on January 5, 2018, consisting of 4,528 immediately vested shares for Mr. Bromley and 10,330 immediately vested shares for Messrs. Bumstead, Seward, Wielansky, Leeds and Petty and Ms. Clegg.

(4) Ms. Clegg elected to receive immediately vested shares in lieu of a portion of her cash compensation for service during 2018. The reported amount includes: 5,570 immediately vested shares issued on April 1, 2018 for service during the first quarter of 2018 with a grant date fair value of $37,375; 3,176 immediately vested shares issued on July 1, 2018 for service during the second quarter of 2018 with a grant date fair value of $28,870; and 2,325 immediately vested shares issued on October 1, 2018 for service during the third quarter of 2018 with a grant date fair value of $22,367.

(5) Represents the grant date fair value of the initial grant of time-based restricted shares in connection with Mses. Johnson-Mills and Warren joining the Board during 2018, consisting of 10,266 shares for Ms. Johnson-Mills awarded on August 29, 2018 and 11,299 shares for Ms. Warren awarded on October 11, 2018.

(6) Represents the grant date fair value of a grant of 26,245 performance-based restricted shares awarded on January 5, 2018. All of such shares forfeited upon Mr. Decker's resignation from the Board.

(7) Includes the employer matching contribution to our 401(k) Plan and premiums on Company-provided life and disability insurance and amounts paid by the Company for Mr. Decker's rental car in the Nashville area.

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The following table sets forth certain information concerning our executive officers. See "Information Concerning Directors" above for biographical information for Ms. Baier.

Name	Age	Position
Lucinda M. Baier	54	President, Chief Executive Officer and Director
Steven E. Swain	52	Executive Vice President and Chief Financial Officer
Mary Sue Patchett	56	Executive Vice President – Community Operations
Diane Johnson May	60	Executive Vice President – Human Resources
Chad C. White	44	Executive Vice President, General Counsel & Secretary
George T. Hicks	62	Executive Vice President – Finance and Treasurer
H. Todd Kaestner	63	Executive Vice President – Asset Management and Division President – Entry Fee
Anna-Gene O'Neal	52	Division President – Health Care Services

Steven E. Swain joined Brookdale as Executive Vice President and Chief Financial Officer in September 2018. Prior to joining Brookdale, Mr. Swain served as Senior Vice President and Chief Financial Officer of DISH Network Corporation from October 2014 to August 2018, after having served as its Senior Vice President of Programming from April 2014 to October 2014, and as its Vice President of Corporate Financial Planning and Analysis since joining the company in 2011. Prior to DISH Network, Mr. Swain spent more than 15 years working in the telecommunications sector, most recently at CenturyLink, Inc. and Qwest Communications International, Inc. (acquired by CenturyLink), where he served in multiple leadership roles in finance, including corporate financial planning and analysis, treasury and investor relations, as well as in network engineering.

Mary Sue Patchett became our Executive Vice President—Community Operations in November 2015 after having served as Division President for one of our senior housing divisions since February 2013 and as Divisional Vice President since joining Brookdale in September 2011 in connection with our Horizon Bay acquisition. Ms. Patchett has over 30 years of senior care and housing experience serving in leadership roles. Previously, Ms. Patchett served as Chief Operating Officer of Horizon Bay from January 2011 through August 2011 and as Senior Vice President of Operations from March 2008 through December 2011. Prior to joining Horizon Bay, she was President and owner of Patchett & Associates, Inc., a management consulting firm for senior housing and other healthcare companies, from 2005 until March 2008. Ms. Patchett had previously served as Divisional Vice President for Alterra for over six years and started in senior living with nine years in numerous leadership positions at Sunrise Senior Living. Ms. Patchett has served on numerous industry boards and is serving on the Board of Directors of Argentum and the Board of Directors of Florida Senior Living Association as its past chair.

Diane Johnson May joined Brookdale as Executive Vice President—Human Resources in May 2019. Prior to joining Brookdale, Ms. Johnson May served as Executive Vice President, Human Resources of Kraft Foods Group, Inc. from October 2012 to October 2015, after having served in a number of key leadership roles for Kraft Foods Inc. since joining in 1980, including Senior Vice President of Human Resources, Kraft Foods International, and Vice President, Human Resources at various Kraft units. Ms. Johnson May also served as Managing Vice President of The Deli Source Inc. from September 2017 to April 2019 and was principal of Diane May Consulting, LLC from January 2016 to September 2017.

Chad C. White joined Brookdale in February 2007 and has served as our Executive Vice President since January 2018, our General Counsel since March 2017 and our Secretary since March 2013. He previously served as our Senior

Vice President and General Counsel from March 2017 until January 2018, our Senior Vice President and Co-General Counsel from July 2014 to March 2017, our Vice President and Co-General Counsel from March 2013 to July 2014, and our Associate General Counsel and Assistant Secretary prior to that. Before joining Brookdale, Mr. White served in legal roles with Dollar General Corporation and Bass, Berry & Sims PLC.

George T. Hicks became our Executive Vice President—Finance in July 2006 and our Treasurer in January 2016. Prior to July 2006, Mr. Hicks served as Executive Vice President—Finance and Internal Audit, Secretary and Treasurer of ARC since September 1993. Mr. Hicks had served in various capacities for ARC's predecessors since 1985, including Chief Financial Officer from September 1993 to April 2003 and Vice President—Finance and Treasurer from November 1989 to September 1993.

H. Todd Kaestner became our Executive Vice President—Asset Management and Division President—Entry Fee in August 2019. Prior to that, Mr. Kaestner served as Executive Vice President—Corporate Development since July 2006. Mr. Kaestner served as Executive Vice President—Corporate Development of ARC since September 1993 and served in various capacities for ARC's predecessors since 1985, including Vice President—Development from 1988 to 1993 and Chief Financial Officer from 1985 to 1988.

Anna-Gene O'Neal became our Division President—Health Care Services in August 2019, after having joined the Company as Division Vice President—BHS Hospice in June 2019. Prior to that, Ms. O'Neal served as President and Chief Executive Officer of Alive Hospice, a large non-profit hospice provider in Tennessee, since 2012. From 2007 to 2012, Ms. O'Neal served in quality and performance improvement leadership roles, including Senior Vice President, of CogentHMG, an industry leader in developing and managing hospital medicine programs nationwide, and from 2001 to 2007 she served as Vice President, Hospital Operations and Clinical Quality for Essent Healthcare, Inc., a multistate for-profit hospital system. Ms. O'Neal is a Registered Nurse.

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Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains the key elements of our executive compensation program and compensation decisions regarding the following named executive officers for 2018:

Name	Position
Lucinda M. Baier	President and Chief Executive Officer
Steven E. Swain	Executive Vice President and Chief Financial Officer
Mary Sue Patchett	Executive Vice President—Community Operations
Chad C. White	Executive Vice President, General Counsel & Secretary
Cedric T. Coco	Former Executive Vice President and Chief People Officer
Teresa F. Sparks	Former Interim Chief Financial Officer
Bryan D. Richardson	Former Executive Vice President and Chief Administrative Officer
T. Andrew Smith	Former President and Chief Executive Officer

During 2018, we made several changes to our key leadership. The Board appointed Ms. Baier, who had served as our Chief Financial Officer since 2015, as our President and Chief Executive Officer and member of the Board effective February 28, 2018. Ms. Sparks served as Interim Chief Financial Officer beginning March 28, 2018 until Mr. Swain joined as our Executive Vice President and Chief Financial Officer effective September 4, 2018. In addition, the employment of each of Messrs. Coco, Richardson and Smith was terminated without cause effective December 31, March 9, and February 28, 2018, respectively. Information regarding the compensation arrangements of Ms. Sparks is discussed separately under "Compensation of Interim CFO" below.

Table of Contents to Compensation Discussion and Analysis

Executive Summary

New Executive Leadership and Strategy . . .

In February 2018, the Board concluded a lengthy strategic review and determined to pursue an operational turnaround strategy under new leadership. Despite continued strong industry headwinds, where new community openings outpaced demand, we made significant progress on our operational turnaround strategy and successfully executed on transformative changes to our business. Highlights from 2018 include:

New Executive Leadership	• Lucinda M. Baier—President and CEO (February 2018) • Steven E. Swain—EVP and CFO (September 2018)
Operational Turnaround Strategy	• Operations organization realignment led to improved number of leads and visits and resident satisfaction, evidenced by lower controllable move-outs • Delivered G&A cost savings of >$25 million and achieved financial results within guidance ranges
Real Estate Strategy	• Renegotiated and restructured leases with two of our largest lessors • Initiated real estate strategy to generate >$250 million of net proceeds from sales of owned communities, which is nearing completion • Sold or terminated leases or management on 131 communities (16% reduction in units) • We now own approximately 50% of our consolidated communities

2018 CEO Pay Mix [1]



(1) Represents elements of 2018 target total direct compensation. See "Summary of 2018 Compensation Program" below for more information.

(2) Represents percentage of votes cast.

(3) Represents weighted average payout for the named executive officers for the applicable year who were serving at the end of such year.

. . . Same Philosophy

The Committee's philosophy remains the same: to ensure market-competitive executive compensation opportunities through a program designed to emphasize pay for performance, align our executives' long-term interests with those of our stockholders, and attract and retain key executives to execute on our strategy.

2018 Say-on-Pay Results

99% in favor [2]

Annual Incentive Plan

Despite making significant progress in the first year of our turnaround plan, 2018 annual incentive plan payouts reflect financial performance below our budgeted expectations.

2018 Average Payout [3]

	Weighting	Average Payout
Facility Operating Income	40%	0%
Combined Adjusted Free Cash Flow	20%	0%
Resident Fee Revenue	10%	0%
Strategic Objectives	30%	82%

2016-2018 Average Payouts [3]



Long-Term Incentive Awards

The Committee awarded time-based restricted shares in January 2018, reflecting an enhanced emphasis on retaining key leaders at a time when the outcome of the strategic review was uncertain. With the appointment of new leaders in 2018, the Committee awarded performance-based restricted shares that, for the first time, have a TSR performance objective.

For 2019 annual awards, the Committee resumed its practice of using a 50/50 mix of time- and performance-based restricted shares, and all executive officers have a TSR performance component.

BROOKDALE
SENIOR LIVING

Compensation Philosophy

The Compensation Committee (the "Committee") intends to ensure market-competitive executive compensation opportunities through a program designed to:

- emphasize pay for performance by linking a significant portion of target total direct compensation to variable, at-risk components measured by our short- and long-term financial performance and other objectives designed to focus executives on key strategic initiatives;

- align our executives' long-term interests with those of our stockholders; and

- attract and retain key executives to execute on our strategy.

In determining the appropriate level and mix of compensation for each executive officer, the Committee takes into account the officer's experience, scope of responsibility, individual performance and retention risk; the Committee's independent consultant's market compensation studies; management input; internal equity; and other information as it deems necessary and appropriate. No pre-determined weighting is assigned to any factor, and the emphasis placed on a specific factor may vary among executive officers, reflecting market practice, business needs and retention and succession considerations at the time compensation decisions are made.

Principal Elements of Compensation

Our executive compensation program generally consists of these principal elements:

Element	Form	Description	Link to Stockholder Value
Base Salary	Cash	Amount intended to reflect the level and scope of responsibility, experience, and skills of an executive, the individual performance of the executive, retention risks, and competitive market practices.	Assists us in attracting, and encourages retention of, key executives through an amount of fixed income paid throughout the year.
Annual Incentive Plan	Cash	Opportunity is at-risk with no guaranteed payout. Level of payout tied to achievement of company financial objectives and strategic objectives approved by the Committee at the beginning of each year, which generally are reflective of, or support, our annual budget and business plan.	Focuses executives on taking steps necessary to meet expectations set forth in the annual budget and business plan, which the Committee believes will in turn drive longer-term performance results.
Long-Term Incentive Awards	Time-Based Restricted Shares	Awards granted in 2018 are eligible to vest ratably in four annual installments beginning approximately one year following the grant date and/or in two annual installments (75%/25%) beginning approximately three years following the grant date, in each case subject to continued employment.	Promotes retention, stock ownership, and alignment of executives' long-term goals with those of our stockholders.
	Performance-Based Restricted Shares	Opportunity is at-risk with no guaranteed vesting. Awards granted in 2018 are eligible to vest in February 2021 subject to the achievement of compound annual TSR targets set by the Committee.	Encourages executives to achieve long-term goals in order to increase the market value of our common stock.

Process for Determining Executive Compensation

The Committee's process for determining executive compensation is outlined below, including the role of the Committee, results of our annual say-on-pay advisory vote and other stockholder feedback, the Committee's independent consultant, our management, and our compensation peer group.

Role of the Committee

The Committee, which is comprised solely of independent directors, is responsible for developing, reviewing annually, and administering our compensation program and plans applicable to our executive officers. The Committee meets regularly, typically at least five times per year, to approve all decisions regarding the compensation of our executive officers. Compensation decisions regarding our President and Chief Executive Officer are also approved by the independent members of the Board. The Committee reports on its actions to the full Board following each Committee meeting. In fulfilling its responsibilities with respect to executive compensation, the Committee reviews and approves:

- Any changes to our executive compensation philosophy;

- The base salary, levels of incentive-based compensation and all other compensation or perquisites of our executive officers;

- The design and framework of our incentive-based compensation plans and awards, including the applicable performance objectives and targets;

- Levels of achievement under such performance objectives and targets;

- Updates to our compensation peer group;

- Any employment agreements or severance arrangements with our executive officers; and

- Compliance with, and any changes to, our officer stock ownership and retention guidelines.

Role of Say-on-Pay Vote and Stockholder Feedback

The Committee considers the results of our annual say-on-pay advisory vote and other feedback received from stockholders throughout the year when making executive compensation decisions. At our 2018 annual meeting of stockholders, approximately 99% of the votes cast on the say-on-pay advisory vote were in favor of our executive compensation program. The Committee believes this vote affirmed our stockholders' support of our executive compensation approach and provided assurance the program is reasonable and aligned with stockholder expectations.

Role of Independent Compensation Consultant

The Committee has engaged F.W. Cook & Co., Inc. (the "Consultant") as its independent compensation consultant. The Consultant reports directly to the Committee, which has the direct responsibility for appointment, compensation and oversight of the work of the Consultant. The Consultant does not provide any services to the Company other than services provided to the Committee. From time to time at the request of the Committee, the Consultant provides recommendations regarding the design and framework of, and amounts awarded under, our executive compensation programs, recommends updates to our compensation peer group and conducts independent market compensation studies using that peer group and other published survey information, attends meetings of the Committee, and communicates with one or more members of the Committee outside of such meetings. For 2018, the Consultant provided each of these services.

The Committee conducted a specific review of its relationship with the Consultant and determined that the Consultant's work for the Committee did not raise any conflicts of interest, consistent with the guidance provided under the Dodd-Frank Act of 2010 by the SEC and by the NYSE.

BROOKDALE
SENIOR LIVING

Role of Management

When making compensation decisions, the Committee considers input from our President and Chief Executive Officer and certain of our other executive officers. Such input generally includes providing information and analyses for review and advising the Committee concerning compensation decisions (other than when their own compensation is determined) and the design, framework, and performance objectives of our incentive-based compensation plans and awards. Our President and Chief Executive Officer provides compensation recommendations related to our other executive officers for the Committee's consideration.

Compensation Peer Group

Typically annually, the Committee reviews and approves a compensation peer group comprised of companies recommended by the Consultant. The compensation peer group data is then used by the Consultant when preparing independent market compensation studies for the Committee. The Committee generally uses such peer group data and the Consultant's studies:

- As inputs when determining amounts of base salaries and the target amounts of annual and long-term incentive compensation;

- To assess the competitiveness of the target direct compensation and underlying pay mix awarded to our executive officers; and

- To evaluate the design, framework, and performance objectives of our incentive-based compensation plans and awards.

The Committee, as advised by the Consultant, generally considers target total direct compensation within a range of +/- 25% of median as reported in the Consultant's market compensation studies to be competitive.

In 2018, the Consultant recommended updates to our compensation peer group, which had last been updated in 2016. The 2018 peer group included 16 companies in the health care facilities, healthcare services, managed healthcare, healthcare REIT, hospitality and restaurant industries. The Committee believes that inclusion of companies from these industries is reflective of the talent market for our business. The peer group companies chosen from the various industries are intended to be reasonably comparable to Brookdale in terms of their median levels of revenue, market capitalization, enterprise value, EBITDA and number of employees.

2018 Peer Group		
Acadia Healthcare Company, Inc.	Hyatt Hotels Corporation	Quest Diagnostics Incorporated
Centene Corporation	Kindred Healthcare, Inc.	Select Medical Holdings Corporation
Community Health Systems, Inc.	Laboratory Corporation of America Holdings	The Ensign Group, Inc.
Darden Restaurants, Inc.	LifePoint Hospitals, Inc.	Universal Health Services, Inc.
Encompass Health Corporation	National Healthcare Corp.	Welltower Inc.
Wyndham Worldwide Corporation		

2018 Compensation Decisions

Context to Decisions

The Committee's annual review of our executive compensation program was conducted in the context of, and immediately following, a lengthy strategic review process initially announced in February 2017 and concluded in February 2018. At the conclusion, the Board determined to pursue an operational turnaround strategy under new leadership. As part of the leadership change, Ms. Baier was appointed as President and Chief Executive Officer and as a member of the Board effective February 28, 2018, having previously served as our Chief Financial Officer since 2015. The employment of each of Mr. Smith, our former President and Chief Executive Officer, and Mr. Richardson, our former Executive Vice President and Chief Administrative Officer, was terminated without cause effective February 28, 2018 and March 9, 2018, respectively. In addition, at the conclusion of the strategic review process, Mr. Smith and two other members of the Board resigned from the Board, including our former Executive Chairman, and the Board appointed Mr. Wielansky as our Non-Executive Chairman.

When making decisions regarding the annual executive compensation program, the Committee reviewed the Consultant's market compensation study and, additionally, placed an enhanced emphasis on the retention element of our executive compensation program due to the then-uncertain outcome of the strategic review and the need to retain go-forward leadership who would be critical to executing on a turnaround strategy. In line with such emphasis, the Committee determined to utilize solely time-based restricted shares for the long-term incentive awards made in January 2018 and not to award long-term equity to Messrs. Richardson and Smith. In addition, the Committee deployed a retention bonus program for our key leaders, including several of the go-forward named executive officers. The Committee resumed awarding performance-based restricted shares when making awards in connection with Ms. Baier's promotion and Mr. Swain joining as our Executive Vice President and Chief Financial Officer effective September 4, 2018.

Summary of 2018 Compensation Program

The table below sets forth the target total direct compensation (base salary, annual incentive opportunity, and long-term incentive awards) for the named executive officers who were serving as of December 31, 2018. The table excludes the amounts reported in the All Other Compensation column of the Summary Compensation Table (generally employer matching on our 401(k) plan, employer-paid premiums on life and disability insurance and the incremental cost to us of relocation expenses), Mr. Swain's signing bonus, retention bonus payments made to Ms. Patchett and Messrs. White and Coco, and transaction bonus payments made to Ms. Baier and Mr. White.

	Base Salary [1]	Target Annual Incentive Opportunity [1]	Grant Value of Restricted Shares [2]	2018 Target Total Direct Compensation
Ms. Baier	$ 782,248	125%	$ 4,500,005	$ 6,260,063
Mr. Swain	$ 161,538	100%	$ 1,000,007	$ 1,323,083
Ms. Patchett	$ 437,750	100%	$ 800,004	$ 1,675,504
Mr. White	$ 350,000	80%	$ 350,009	$ 980,009
Mr. Coco	$ 442,900	100%	$ 800,004	$ 1,685,804

(1) Represents a blended base salary for Ms. Baier reflective of her appointment as President and Chief Executive Officer effective February 28, 2018 (Jan. and Feb. 2018—$566,500; thereafter—$825,000) and a partial-year of service for Mr. Swain who joined as Executive Vice President and Chief Financial Officer effective September 4, 2018 with an annual base salary of $500,000. The target annual incentive opportunity was based on base salary earned during 2018.

(2) Represents the grant date fair value of restricted shares awarded as calculated in accordance with Accounting Standards Codification 718 ("ASC 718"), except that Ms. Baier's and Mr. Swain's awards of performance-based restricted shares reflect the grant value (i.e., number of shares granted multiplied by the stock price on the date of grant). The ASC 718 grant date fair values of such performance-based restricted shares were approximately 63% and 40% lower than the grant value included in the table for Ms. Baier and Mr. Swain, respectively.

BROOKDALE
SENIOR LIVING

Base Salaries

Annual Review and Decisions

In January 2018, the Committee made the following adjustments to the base salaries of the named executive officers effective January 1, 2018:

	2018	2017	% Change
Ms. Baier	$ 566,500	$ 550,000	3.0%
Ms. Patchett	$ 437,750	$ 425,000	3.0%
Mr. White [1]	$ 350,000	$ 300,000	16.7%
Mr. Coco	$ 442,900	$ 430,000	3.0%
Mr. Richardson [2]	$ 430,500	$ 430,500	0%
Mr. Smith [2]	$ 950,000	$ 950,000	0%

(1) Mr. White's base salary increase reflects his promotion from Senior Vice President to Executive Vice President in January 2018.

(2) Due to the potential leadership changes that would occur if we were to pursue an operational turnaround strategy, the Committee made no changes to the base salaries for Messrs. Richardson and Smith at that time.

Promotion and Onboarding Decisions

The Committee received and reviewed a separate CEO market compensation study prepared by the Consultant at the time of Ms. Baier's promotion to President and Chief Executive Officer and determined to increase Ms. Baier's base salary to $825,000 effective March 1, 2018 as set forth in an employment agreement dated as of such date. Mr. Swain joined as our Executive Vice President and Chief Financial Officer effective September 4, 2018, and the Committee approved his annual base salary of $500,000 as set forth in an offer letter.

Annual Incentive Plan

The named executive officers were eligible to participate in our 2018 annual incentive plan. The amounts payable under the plan were to be determined by the Committee following conclusion of the 2018 performance period based on our results relative to company financial objectives and strategic objectives approved by the Committee. There were no guaranteed payout levels utilized in the 2018 annual incentive plan.

The table below shows the target annual incentive opportunity available to our named executive officers expressed as a percentage of base salary earned during 2018. The target opportunities were consistent with the prior year, except that Ms. Baier's target opportunity was increased to 125% of her base salary in connection with her promotion to President and Chief Executive Officer, and Mr. White's target opportunity was increased to 80% of his base salary in connection with his promotion to Executive Vice President.

	Target Opportunity as a % of Base Salary	Minimum Payout as a % of Target Opportunity	Maximum Payout as a % of Target Opportunity [1]
President and CEO	125%		
Other Named Executive Officers	100%	0%	170%
Mr. White	80%		

(1) Mr. Smith's maximum payout as a percentage of the target opportunity was 175% due to the weighting of his performance objectives noted below.

The following table shows the weighting of the company financial objectives and strategic objectives approved by the Committee on March 1, 2018 after considering management's recommendations. The Committee determined to increase the weighting of the Facility Operating Income objective from 20% to 40%, and to reduce the weighting of Combined Adjusted Free Cash Flow objective from 40% to 20%, compared to 2017, which reflects an emphasis on our operational turnaround strategy. The target levels for the company financial objectives were generally reflective of our budget and business plan approved by the Board in January 2018. The performance targets and achievement levels of the annual incentive plan are described below under "Company Financial Objectives and Results."

Measure [1]	Weighting [2]	Rationale
Facility Operating Income ("FOI")	40%	FOI reflects the net result of our revenue and the facility operating expenses of our consolidated senior housing portfolio and Health Care Services segment, which are the largest drivers of our financial results and which management has the ability to impact on a day-to-day basis. The Board and management use this measure in the budgeting process and when evaluating our results.
Combined Adjusted Free Cash Flow ("CAFCF")	20%	CAFCF reflects the cash generated through our operations and our proportionate share of cash generated at our unconsolidated ventures after non-development capital expenditures and certain other adjustments. The Board and management use this measure in the budgeting process and when evaluating our ability to service indebtedness, to pay dividends or engage in share repurchases, and to make additional capital investments. In addition, the constituent parts of CAFCF are used in our forward-looking guidance and in our quarterly reporting.
Resident Fee Revenue	10%	Improving our occupancy and revenue is critical to our operational turnaround. The Board and management use this measure in the budgeting process and when evaluating our results.
Strategic Objectives	30%	Objectives chosen for 2018 were intended to focus executives on key strategic initiatives supporting our operational turnaround plan and real estate strategy, based on their roles in achieving such initiatives. The Committee used a rigorous process in selecting the strategic objectives, which were predominately to be measured based on objective target scoring criteria, in order to maintain our pay-for-performance approach to incentives and to differentiate results among executives and their objectives. See "Strategic Objectives and Results" below for details on the objectives and their achievement.

(1) FOI was defined as our 2018 consolidated resident fee revenue less facility operating expense. CAFCF was defined as the sum of our consolidated Adjusted Free Cash Flow plus our proportionate share of unconsolidated ventures' Adjusted Free Cash Flow for 2018, adjusted to exclude transaction, retention and severance costs in excess of budgeted amounts and any capital expenditures related to the purchase and installation of power generators at Florida communities. Resident fee revenue was defined as our 2018 consolidated resident fee revenue.

(2) For Mr. Smith, the resident fee revenue and strategic objectives components were weighted 15% and 25%, respectively, consistent with his prior year weighting.

Long-Term Incentive Awards

Annual Review and Decisions

The Committee granted long-term incentive awards in January 2018 while the strategic review was ongoing. Due to the uncertain outcome of the strategic review and the need to retain go-forward leadership who would be critical to executing on a turnaround strategy, the Committee determined to utilize solely time-based restricted shares for the annual long-term incentive awards (rather than utilizing a 50/50 split among time- and performance-based restricted shares as in prior years). In addition, due to the leadership changes that would occur if we were to pursue an operational turnaround strategy,

	No. of Restricted Shares	Grant Value
Ms. Baier	154,959	$ 1,500,003
Ms. Patchett	82,645	$ 800,004
Mr. White	36,158	$ 350,009
Mr. Coco	82,645	$ 800,004

the Committee determined that it would not grant long-term incentive awards to Messrs. Smith and Richardson at that time. The grant date values (i.e., number of shares granted multiplied by the stock price on the date of grant) were consistent with the prior year, except that Mr. White's award was increased reflective of his promotion from Senior Vice President to Executive Vice President. One-half of the restricted shares are eligible to vest ratably in four annual installments beginning on February 27, 2019, and the other one-half are eligible to vest 75% on February 27, 2021 and 25% on February 27, 2022, in each case subject to continued employment.

Promotion and Onboarding Decisions

After reviewing the Consultant's market compensation study with respect to the CEO role and considering Mr. Smith's former compensation arrangements, on March 5, 2018 the Committee awarded Ms. Baier additional restricted shares with a grant value of approximately $3 million as set forth in her employment agreement (i.e., for a total of $4.5 million target grant value long-term incentive award for 2018). One half of such award (207,469 shares) are time-based restricted shares eligible to vest ratably in four annual installments beginning on February 27, 2019, subject to continued employment. The other one-half of such award (207,469 shares) are performance-based restricted shares eligible to vest on February 27, 2021, subject to continued employment and the achievement of the compound annual TSR performance targets described below.

In connection with Mr. Swain's joining as our Executive Vice President and Chief Financial Officer effective September 4, 2018, the Committee awarded Mr. Swain restricted shares with a grant value of approximately $1 million as set forth in his offer letter. One-half of such award (53,249 shares) are time-based restricted shares eligible to vest ratably in four annual installments beginning on November 19, 2019, subject to continued employment. The other one-half of such award (53,248 shares) are performance-based restricted shares eligible to vest on February 27, 2021, subject to continued employment and the achievement of the compound annual TSR performance targets described below.

For the 2018 performance-based restricted shares, the Committee determined to use compound annual TSR as the performance goal calculated using a beginning price per share of $6.53 as of February 28, 2018, the date that Ms. Baier became President and Chief Executive Officer, compared to the volume-weighted average price for the 15 trading days ending December 31, 2020 and assuming reinvestment in our common stock of any dividends or distributions paid during the period. The Committee determined to use such performance goal, and to set difficult targets, to further align Ms. Baier's and Mr. Swain's compensation opportunity with our stockholders' interests and to reinforce their buy-in to our operational turnaround strategy following conclusion of the strategic review process. Due to the difficulty of the targets, the ASC Topic 718 grant date fair values of their awards of performance-based restricted shares were approximately 63% and 40% lower than the grant values targeted by the Committee for Ms. Baier and Mr. Swain, respectively. The table below sets forth the percentage of such restricted shares that will vest based on the various compound annual TSR performance levels. Performance below the threshold level of achievement will result in forfeiture of all such shares, achievement of the targeted level of performance (or above) will result in the vesting of 100% of such shares, and vesting percentages will be interpolated between the steps shown in the table below.

% of Shares Eligible to Vest	Compound Annual TSR	Implied Ending Price per Share
100% (Target and Max)	≥23.91%	$ 12.00
75%	20.17%	$ 11.00
50% (Threshold)	16.20%	$10.00

Other Terms of 2018 Restricted Share Awards

The restricted share agreements associated with the awards described above contain non-solicitation, non-disparagement and confidentiality covenants, and to the extent the named executive officer was such at the time of grant, a non-competition covenant. The applicable restricted share agreements set forth the treatment of such awards in connection with termination of employment and a change in control (as described below under "Potential Payments Upon Termination or Change in Control") and provide that the named executive officer will be entitled to receive dividends on outstanding unvested restricted shares to the extent we declare dividends in the future.

Other 2018 Decisions

Reductions to Potential Severance Pay

In connection with Ms. Baier's appointment as President and Chief Executive Officer, she requested that her severance arrangements be reduced compared to our former President and Chief Executive Officer's arrangements and that the severance arrangements available to Ms. Patchett and Mr. Coco be reduced in light of the fact that the strategic review process had been concluded and to move our severance arrangements more in line with market practice. On March 1, 2018, the Committee approved certain amendments to the Severance Pay Policy, Tier I, which amendments were set forth in an amendment and restatement of the Severance Policy effective April 15, 2018 (the "Severance Policy"). As a result of such amendments, among other things, effective for terminations of employment of Ms. Patchett or Mr. Coco on or after December 13, 2018, the amount payable for termination of employment without cause was reduced from 250% of the sum of such executive's annual base salary and target annual bonus to 150% of such sum; and the amount payable for termination of employment without cause or for good reason within 18 months of a change in control was reduced from 300% to 200% of such sum. A detailed description of potential severance payments pursuant to the employment agreement and the Severance Policy is set forth under "Potential Payments Upon Termination or Change in Control" below.

Retention Bonus Awards

On March 1, 2018, the Committee approved a retention bonus to Ms. Patchett and Mr. Coco in an amount of $450,000 and $350,000, respectively, payment of which would occur upon remaining employed through December 13, 2018. The Committee had also made retention bonus awards to Mr. White and other key executive and non-executive leaders in December 2017. The retention bonus opportunity was awarded to ensure the continued contributions of these key leaders during the strategic review and the initial phase of the turnaround strategy and, with respect to Ms. Patchett and Mr. Coco, in recognition of the reduced severance pay that would be available to them on and after December 13, 2018, as described above.

Transaction Bonus Awards

In April 2018, we announced that we had entered into mutually-beneficial agreements with Ventas, Inc. under which we would restructure our portfolio of 128 communities that we leased from Ventas. The Committee and the Board evaluated the significance of the transactions to the Company, including the expected benefits thereof, and the extraordinary efforts of certain members of the Company's management team, including Ms. Baier and Mr. White, to successfully negotiate such agreements, and determined to pay each of them a cash bonus of $50,000.

2018 Compensation Results

Summary of Compensation Results

To provide a better understanding of the results of our executive compensation program, the table below sets forth the amount of compensation realized in 2018 by our named executive officers who were serving as of December 31, 2018. The value of restricted shares that vested is based on the closing price per share of our stock on the applicable vesting dates. The table excludes the amounts reported in the All Other Compensation column of the Summary Compensation Table (generally employer matching on our 401(k) plan, employer-paid premiums on life and disability insurance and the incremental cost to us of relocation expenses) and the $100,000 signing bonus paid to Mr. Swain.

	Base Salary Earned	Annual Incentive Opportunity Earned	Value of Restricted Shares that Vested	Retention and Transaction Bonuses Earned	Total Compensation Realized
Ms. Baier	$ 782,248	$ 281,023	$ 276,516	$ 50,000	$ 1,389,787
Mr. Swain [1]	$ 161,538	$ 46,038	–	–	$ 207,576
Ms. Patchett	$ 437,750	$ 62,905	$ 155,463	$ 450,000	$ 1,106,118
Mr. White	$ 350,000	$ 81,396	$ 60,990	$ 300,000	$ 792,386
Mr. Coco [2]	$ 442,900	$ 95,534	$ 120,891	$ 350,000	$ 1,009,325

(1) Mr. Swain's base salary and annual incentive opportunity earned reflect his partial year of service beginning September 4, 2018.

(2) Excludes vesting of time-based restricted shares that accelerated pursuant to Mr. Coco's restricted share agreements upon his termination of employment without cause effective December 31, 2018.

Although we made significant progress on our operational turnaround and real estate strategies during 2018, our performance for the year was below our budgeted expectations. As a result, consistent with our pay-for-performance philosophy, such named executive officers' realized compensation was significantly less than the amounts targeted by the Committee (see "Summary of 2018 Compensation Program" above) and the amounts reported in the Summary Compensation Table for 2018. Such named executive officers earned between 14% and 29% of the target annual incentive opportunity, and the majority of performance-based restricted shares eligible to vest in 2018 were forfeited as a result of failure to achieve the threshold level of performance.

Annual Incentive Plan Results

A summary of the achievement and payment to our named executive officers under the 2018 annual incentive plan is provided below, broken out by objective and in total.

	Company Financial Objectives		Strategic Objectives		Total	
	Achieved	Payout	Achieved	Payout	Achieved	Payout
Ms. Baier			95.8%	$ 281,023	28.7%	$ 281,023
Mr. Swain [1]			95.0%	$ 46,038	28.5%	$ 46,038
Ms. Patchett			47.9%	$ 62,905	14.4%	$ 62,905
Mr. White	0%	–	96.9%	$ 81,396	29.1%	$ 81,396
Mr. Coco [1]			71.9%	$ 95,534	21.6%	$ 95,534
Mr. Richardson [1]			78.1%	$ 20,561	23.4%	$ 20,561
Mr. Smith [1]			0%	–	0%	–

(1) Mr. Swain participated in the 2018 annual incentive plan on a pro-rata basis resulting from his partial year of service beginning September 4, 2018. Under the terms of the Severance Policy and Mr. Smith's former employment agreement, Messrs. Coco, Richardson and Smith were entitled to receive a pro-rata portion of their annual incentive opportunity, to the extent earned, based on the number of days they were employed during 2018.

Company Financial Objectives and Results

The table below sets forth the target levels for the company financial objectives, which were generally reflective of our budget and business plan approved by the Board in January 2018, and our actual performance. Performance below the threshold level would result in no payout for the performance objective, and payout percentages were to be interpolated between the steps shown in the table below. Our actual performance failed to meet the threshold level of the company financial objectives. Accordingly, the Committee determined that no portion of the annual incentive opportunity based on such objectives would be paid.

Goal	Weighting	Payout Opportunity	Targets ($ in 000s)	Actual Performance ($ in 000s)	Payout Earned
FOI	40%	200% (Max)	$ 1,168,236	$ 995,883	0%
		100% (Target)	$ 1,112,606		
		90%	$ 1,090,354		
		80%	$ 1,084,791		
		20% (Threshold)	$ 1,056,976		
CAFCF	20%	200% (Max)	$ 83,064	$ 56,818 [1]	0%
		100% (Target)	$ 79,109		
		90%	$ 76,136		
		80%	$ 75,945		
		20% (Threshold)	$ 71,798		
Resident Fee Revenue	10%	200% (Max)	$ 3,689,582	$ 3,449,211	0%
		100% (Target)	$ 3,653,051		
		90%	$ 3,634,786		
		80%	$ 3,631,133		
		20% (Threshold)	$ 3,609,214		

BROOKDALE
SENIOR LIVING

(1) CAFCF is a financial measure that is not calculated in accordance with generally accepted accounting principles (GAAP). Appendix B to this proxy statement shows how we calculated CAFCF, including a reconciliation of the measure to our net cash provided by operating activities.

Strategic Objectives and Results

In February 2019, the Committee evaluated the level of achievement for each of the strategic objectives and determined the payout percentage with respect to each named executive officer. The level of achievement for each named executive officer (other than Ms. Baier) was recommended by Ms. Baier, and Ms. Baier's level of achievement was determined by the Committee and reviewed with the Board as part of its CEO performance evaluation. The tables below describe the strategic objectives applicable to the named executive officers and their achievement levels for each objective and on an aggregate basis. Unless otherwise noted, the strategic goals applicable to each named executive officer were weighted equally among, and within, the applicable categories.

Objectives for Baier, Patchett, White, Coco and Richardson

	Achieved	Baier	Patchett	White	Coco	Richardson
Narrow Focus—Identify and evaluate all innovation initiatives pushed to communities since 2014 and currently being considered and determine whether to maintain or discontinue based on our strategy.	100%	✓	✓	✓	✓	✓
Narrow Focus—Meet or exceed targeted scores under our community quality assurance program, and achieve targeted quality rating for at least 75% of our home health agencies.	75%	✓	✓	✓	✓	✓
Rationalize G&A Expense—Prepare and execute on plan to rationalize G&A expense by keeping G&A expense at or lower than 2018 budget.	100%	✓	✓	✓	✓	✓
Real Estate Strategy—Develop management recommendation, and obtain Board approval, for real estate strategy and implement 75% of the steps with 2018 deadlines.	100%	✓		✓		✓
Real Estate Strategy—Complete comprehensive review of community portfolio to determine capital expenditure needs by the end of 2018 and present recommendations to the Board/Investment Committee.	100%	✓		✓		✓
Real Estate Strategy—Launch Fresh Impressions Program into communities and achieve a targeted score under the housekeeping assessment of our community quality assurance program.	100%	✓		✓		✓
Win Locally—Increase consolidated comparable community portfolio initial visits, without materially reducing conversion rate, by a targeted percentage.	0%		✓			✓
Win Locally—Outperform competitors in 15 key markets, measured by comparing our year-over-year occupancy and RevPAR growth in the fourth quarter of 2018 to industry-reported data.	50%		✓			✓

Executive Compensation

	Achieved	Baier	Patchett	White	Coco	Richardson
Optimize Marketing—Collaboratively determine marketing spend to optimize mix of local and national spend, measured by not exceeding 2018 budget while meeting a floor number of move-ins.	0%		✔			
Build Relationships—Improve non-death move-outs at the consolidated comparable community portfolio by a targeted percentage compared to the prior year.	100%		✔			
Build Relationships—Increase consolidated comparable community portfolio internally generated move-ins by a targeted percentage, and increase quality survey rating of Health Care Services and institutional referrals by a targeted percentage.	50%		✔			
Protect Core—Improve relationships and operating protocols with third-party owners on behalf of whom the Company provides management services, and ensure that managed communities are operated in a manner consistent with the consolidated community portfolio.	100%			✔		
Talent—Improve 2018 consolidated comparable community retention of the key community leaders and full-time voluntary turnover for all other community positions by a targeted percentage versus the prior year.	0%		✔		✔	
Associate Value Proposition—Reduce total rewards cost by a targeted amount and complete job title taxonomy and executive director leveling.	100%				✔	
Aggregate Strategic Goals Achievement:		95.8%	47.9%	96.9%	71.9%	78.1%

Objectives for Mr. Swain

	Weighting	Achieved
Narrow Focus—Take over financial reporting processes from Interim CFO for third quarter reporting; prepare and deliver 2019 budget to the Board, including G&A expense rationalization and capital expenditure plans; complete planned agency financings and amendment and restatement of revolving credit facility; and develop framework for 2019 annual incentive plan.	50%	100%
High Performance Team—Assess current finance organizational structure and team and build staffing plans to support the business demands.	25%	100%
Optimize Analytics—Identify and provide recommended steps to implement resource allocation analyses regarding company value creation.	25%	80%
Aggregate Strategic Goals Achievement:		**95.0%**

BROOKDALE
SENIOR LIVING

Objective for Mr. Smith

	Weighting	Achieved
Strategic Review—Lead to conclusion the Company's process of exploring options and alternatives to create and enhance stockholder value with input from the Company's legal and financial advisors, with measurement based on the Board's evaluation of offers and indications of interest resulting from such process.	100%	0%

Long-Term Incentive Awards Results

Summary of Vesting and Forfeitures

During 2018, the named executive officers realized the compensation shown in the table below with respect to vesting of restricted shares granted prior to 2018. The value of shares that vested is based on the closing price per share of our stock on the vesting date.

	Vesting of Time-Based Restricted Shares Granted in 2014—2017		Vesting of Performance-Based Restricted Shares Granted in 2014—2015 [1]		Total	
	No. of Shares	Value	No. of Shares	Value	No. of Shares	Value
Ms. Baier	37,602	$ 276,516	–	–	37,602	$ 276,516
Mr. Swain	–	–	–	–	–	–
Ms. Patchett	20,489	$ 144,118	1,666	$ 11,345	22,155	$ 155,463
Mr. White	8,343	$ 58,293	396	$ 2,697	8,739	$ 60,990
Mr. Coco [2]	16,517	$ 120,891	–	–	16,517	$ 120,891
Mr. Richardson [2]	29,011	$ 197,565	3,264	$ 22,228	32,275	$ 219,793
Mr. Smith [2]	105,664	$ 719,572	15,041	$ 102,429	120,705	$ 822,001

(1) Details regarding our performance relative to the applicable performance targets are provided in the section below.

(2) Excludes vesting of time-based restricted shares that accelerated pursuant to the applicable restricted share agreements upon Mr. Coco's, Mr. Richardson's and Mr. Smith's termination of employment without cause effective December 31, 2018, March 9, 2018 and February 28, 2018, respectively (Mr. Coco–37,180 shares; Mr. Richardson–17,897 shares; and Mr. Smith–62,250 shares).

Results of Performance-Based Restricted Shares Eligible to Vest in 2018

During 2014 and 2015, the Committee granted performance-based restricted share awards to the named executive officers included in the table below. Twenty-five percent of the 2014 awards and seventy-five percent of the 2015 awards were eligible to vest on February 27, 2018, subject to continued employment and achievement of performance goals established for each award by the Committee. The table below sets forth information regarding the performance goals and targets, our actual results and the number of shares that vested on February 27, 2018 based on our actual results. The value of shares that vested is included in the summary table above and is based on the closing price per share of our stock on the vesting date. Performance below the threshold level of achievement would have resulted in forfeiture of all shares in the applicable tranche, achievement of the targeted level of performance (or above) would have resulted in the vesting of 100% of the applicable tranche, and vesting percentages were to be interpolated between the steps shown in the table below.

Award Year	Performance Goal	% of Shares Eligible to Vest	Targets	Actual Results	Percent that Vested		No. of Shares that Vested [1]	Value of Shares that Vested
2014	2017 Return on Investment ("ROI") on Program Max Projects approved in 2014 and completed prior to the end of 2015	100% (Maximum) 20% (Threshold)	≥12% 8%	15%	100%	Ms. Patchett	1,666	$ 11,345
						Mr. White	396	$ 2,697
						Mr. Richardson	3,264	$ 22,228
						Mr. Smith	15,041	$ 102,429
2015	3-Year Compound Annual Growth Rate ("CAGR") of CFFO per Share [2] comparing 2017 results versus a 2014 base year	100% (Maximum) 60% 40% (Threshold)	≥10% 6% 5%	<0%	0%	Ms. Patchett	–	$ –
						Mr. White	–	$ –
						Mr. Richardson	–	$ –
						Mr. Smith	–	$ –

(1) With respect to the 2015 awards eligible to vest on February 27, 2018, the following number of shares were forfeited as a result of failure to achieve the threshold level of performance: Ms. Patchett–3,905 shares; Mr. White–927 shares; Mr. Richardson–8,768 shares; and Mr. Smith–51,525 shares.

(2) CFFO per share was defined as Cash From Facility Operations (CFFO) per share as reported by the Company, excluding acquisition, electronic medical records and other transaction costs and federal income taxes to the extent we had become a federal income taxpayer.

BROOKDALE
SENIOR LIVING

Status of Outstanding Performance-Based Restricted Shares Granted in Prior Years

During 2015 through 2017, the Committee granted performance-based restricted share awards to the named executive officers, 75% of which were or are eligible to vest on February 27 in the third year following the year of grant, and 25% of which were or are eligible to vest on February 27 in the fourth year following the year of grant, in each case subject to continued employment and achievement of performance goals established for each award by the Committee. The table below sets forth information regarding the performance goals and targets and the number of shares subject to such awards for our current named executive officers. Performance below the threshold level of achievement will result in forfeiture of all shares in the applicable tranche, achievement of the targeted level of performance (or above) will result in the vesting of 100% of the applicable tranche, and vesting percentages will be interpolated between the steps shown in the table below.

Award Year	Vesting Year	Performance Goal	% of Shares Eligible to Vest	Targets	Shares at Target	
2015	2019	2018 ROI on Program Max Projects approved in 2015 and completed prior to the end of 2016	100% (Target/Max) 20% (Threshold)	≥ 12% 8%	Ms. Patchett	1,302 [1]
					Mr. White	309 [1]
2016	2019	3-Year CAGR of Adjusted CFFO per share[2] comparing 2018 versus a 2015 base year	100% (Target/Max) 20% (Threshold)	≥ 8% 4%	Ms. Baier	38,820 [1]
					Ms. Patchett	18,245 [1]
					Mr. White	2,211 [1]
	2020	2019 ROI on Program Max Projects approved in 2016 and completed prior to the end of 2017 or approved prior to 2016 and completed during 2017	100% (Target/Max) 20% (Threshold)	≥12% 8%	Ms. Baier	12,940
					Ms. Patchett	6,082
					Mr. White	737
2017	2020	3-Year CAGR of CAFCF[3] comparing 2019 results versus a 2016 base year	100% (Target/Max) 80% 60% 40% 20% (Threshold)	≥23.1% 14.3% 11.8% 9.3% 3.8%	Ms. Baier	37,904
					Ms. Patchett	17,814
					Mr. White	2,158
	2021	2020 ROI on Program Max Projects approved in 2017 and completed prior to the end of 2018 or approved prior to 2017 and completed during 2018	100% (Target/Max) 60% 20% (Threshold)	≥11.0% 9.0% 8.0%	Ms. Baier	12,635
					Ms. Patchett	5,939
					Mr. White	720

(1) Based on our actual results, all of the shares from the 2015 awards eligible to vest on February 27, 2019 vested on such date, and all of the shares from the 2016 awards eligible to vest on such date were forfeited.

(2) For purposes of these performance-based restricted shares, CFFO per share was defined as Cash From Facility Operations (CFFO) per share as reported by the Company, excluding acquisition, electronic medical records and other transaction costs and federal income taxes to the extent we had become a federal income taxpayer.

(3) For purposes of these performance-based restricted shares, CAFCF is defined as the sum of our Adjusted Free Cash Flow and our proportionate share of Adjusted Free Cash Flow of unconsolidated ventures, in each case as reported by the Company, excluding transaction, transaction-related and severance costs and federal income taxes to the extent we become a federal income taxpayer.

Other Compensation Policies

Annual Risk Assessment

In accordance with its charter, the Committee conducts an assessment annually of the relationship between our risk management policies and practices, corporate strategy and our compensation arrangements. As part of this assessment, the Committee evaluates whether any incentive and other forms of pay encourage unnecessary or excessive risk taking. For our 2018 executive compensation program, the Committee concluded that the program, including the performance goals and targets used for incentive compensation, is appropriately structured not to encourage unnecessary or excessive risk taking, and that any risks arising from the program are not reasonably likely to have a material adverse effect on us.

Stock Ownership and Retention Guidelines

Our stock ownership and retention guidelines are applicable to certain of our officers, including our named executive officers, and are intended to further align the interests of our executives with those of our stockholders. Our named executive officers are expected to hold a number of shares with a minimum market value expressed as a multiple of their base salary as shown in the table. Unvested equity awards do not count toward the expected level of ownership, except that the estimated number of after-tax time-based restricted shares scheduled to vest within 90 days may be counted towards compliance. The expected level of ownership must be achieved by the fifth anniversary of such officer's becoming subject to the guidelines. Until the expected ownership level is achieved, each officer is expected to retain at least 50% of after-tax shares obtained through our equity compensation plans. This holding requirement also applies in situations where an officer has achieved the expected stock ownership level but changes in the market price of our stock or the officer's base salary result in such officer's failure to maintain the expected stock ownership level. All of our current named executive officers are in compliance with our stock ownership and retention guidelines and will be expected to retain at least 50% of their after-tax shares obtained through our equity compensation plans until they meet their applicable required holdings.

	Multiple of Base Salary
Chief Executive Officer	5.0x
Chief Financial Officer	4.0x
Executive Vice Presidents	3.0x

Policy on Hedging and Pledging

Our insider trading policy provides that no one subject to the policy may engage in short sales, puts, calls or other derivative transactions involving our securities. It further provides that none of our directors or executive officers may engage in hedging or monetization transactions involving our securities, pledge our securities as collateral for a loan, or hold our securities in a margin account.

Clawback Policy

We have not adopted a separate executive compensation clawback policy. However, our 2014 Omnibus Incentive Plan provides that any award thereunder that is subject to recovery under any law, government regulation or stock exchange listing requirement will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement or as may be required pursuant to any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement.

Tax Considerations

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that a company may deduct in any one year with respect to "covered employees". Effective for taxable years beginning after December 31, 2017, the tax reform legislation enacted in December 2017 eliminated a Company's ability to deduct "qualified performance-based compensation" in excess of $1 million paid to named executive officers under Section 162(m). Under the new legislation, the definition of covered employees has been expanded to include a

52 Brookdale Senior Living

company's chief financial officer, in addition to the chief executive officer and three other most highly paid executive officers, plus any individual who has been a covered employee in any taxable year beginning after December 31, 2016. The Committee will continue to consider tax implications in making compensation decisions and, when believed to be in the best interests of our stockholders, we may provide compensation that is not fully deductible under Section 162(m) to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals. In making decisions about executive compensation, the Committee also considers the impact of other tax laws, including Section 409A of the Internal Revenue Code regarding non-qualified deferred compensation and Section 280G of the Internal Revenue Code regarding compensation in connection with a change in control.

Compensation of Interim CFO

In connection with Ms. Sparks' appointment and service as our Interim Chief Financial Officer, the Committee determined that Ms. Sparks would receive a bi-weekly salary of $19,230.76 (equivalent to $500,000 on an annualized basis) and would be eligible to participate in a cash bonus program established for her role, with such bonus amount targeted at 100% of her base salary earned during her tenure. The bonus would be paid subject to Ms. Sparks' fulfillment of individual objectives following the conclusion of her service. Such objectives included successfully transitioning the financial reporting and investor relations processes from Ms. Baier for first quarter reporting (30% weighting), identifying areas of improvement for our financial planning and analysis and analytics functions (50% weighting), and building the finance team to support the business demands (20% weighting). Following conclusion of her service, the Committee determined that Ms. Sparks had achieved such objectives resulting in payout at the 100% level of performance. Due to the interim nature of Ms. Sparks' position, she was not eligible to participate in our severance policies, the 2018 annual incentive plan or our 2014 Omnibus Incentive Plan.

Employment Agreement and Severance Policies Applicable to Named Executive Officers

We are party to an employment agreement dated March 1, 2018 with Ms. Baier, which we entered into in connection with her promotion to President and Chief Executive Officer effective February 28, 2018. The employment agreement has a three year term, subject to automatic extensions for additional one year periods, unless either we or Ms. Baier gives written notice to the other party no less than 90 days prior to the expiration of the term that the term will not be extended. Ms. Baier's initial base salary was $825,000 per year, which may not be reduced without Ms. Baier's approval. In addition, Ms. Baier is eligible to receive an annual cash incentive opportunity with a target of at least 125% of base salary paid during the calendar year, subject to the terms of our annual incentive plan for senior executive officers. Ms. Baier was entitled to receive an initial award of time- and performance-based restricted shares with an aggregate grant date value of $3,000,000 under our 2014 Omnibus Incentive Plan. The terms of such awards, which were granted on March 5, 2018, are described above in "2018 Compensation Decisions." Ms. Baier is eligible to participate in various benefit plans that we make available to our senior executive officers (other than our severance policies). In addition, we will provide Ms. Baier with basic term life insurance benefits of at least 100% of her base salary at no cost to Ms. Baier. Under her employment agreement, Ms. Baier is entitled to severance payments if her employment is terminated by us without cause or by her for good reason. Severance payments in connection with a change in control are "double trigger," which requires the occurrence of a change in control followed by termination of employment within 18 months of the change in control by us without cause or by Ms. Baier for good reason. Under Ms. Baier's employment agreement, any payments that are not deductible by us under Section 280G of the Internal Revenue Code will be cut back only to the extent that the cutback results in a better after-tax position for Ms. Baier. The employment agreement contains non-competition, non-solicitation, confidentiality and mutual non-disparagement covenants. The non-competition restrictions will continue in effect during Ms. Baier's employment and for one year following termination of employment. The non-solicitation restrictions will continue in effect during her employment and for two years following her termination of employment. The confidentiality and mutual non-disparagement obligations will apply during her employment and thereafter.

Our other named executive officers do not have employment agreements, but are eligible to participate in the Severance Policy. Ms. Patchett participates, and Messrs. Coco and Richardson participated, in our Severance Policy as a "Designated Officer" and Messrs. Swain and White participate in our Severance Policy as a "Selected Officer (each as defined therein)." Under the Severance Policy, the participating named executive officers are entitled to severance payments if their employment is terminated by us without cause or, following a change in control, by the executive for good reason. The severance payments under the Severance Policy applicable in connection with a change in control are "double trigger," which require the occurrence of a change in control followed by termination of employment by us without cause or by the executive for good reason. If payments pursuant to the Severance Policy and other arrangements are not deductible by us under Section 280G of the Internal Revenue Code, such payments shall be reduced (or repaid) in order to ensure our deduction of payments in connection with a change in control.

A detailed description of severance payments pursuant to the foregoing employment agreement and the Severance Policy, as well as the effect of certain terminations and a change in control pursuant to our restricted share agreements, is set forth under "Potential Payments Upon Termination or Change in Control" below.

2019 Compensation Decisions

When making annual decisions for 2019, the Committee conducted a comprehensive review of our executive compensation program that included, among other considerations, external market compensation practices, our recent overall performance and 2019 business plan, our performance objectives under our incentive plans, and the responsibilities and individual performance of each of our named executive officers. With respect to market compensation practices, the Consultant reviewed our compensation peer group and recommended that it be updated to remove Kindred Healthcare, Inc. due to its going private and to replace Laboratory Corporation of America Holdings, Centene Corporation and Darden Restaurants, Inc. with Amedysis, Inc., Magellan Health, Inc. and Bloomin' Brands, Inc. to more closely align the median levels of financial metrics and number of employees of the peer group with ours. The Consultant also completed a market compensation study that indicated each element of Ms. Baier's target total direct compensation was below or at the low end of the market range. It further indicated that each of the other named executive officers' base salaries, target long-term equity awards, and target total direct compensation were at the low end, or below, the market range, and that their target annual incentive opportunities were high relative to the market range.

Following the completion of its review, the Committee approved the principal elements of compensation of our named executive officers for 2019 as summarized in the table below. With the 2019 changes, the target total direct compensation of each of our named executive officers fell within the market ranges shown in the market compensation study, but continues to be below the market median.

	2019 Base Salary	Change v. 2018 [1]	2019 Target Annual Incentive Opportunity	Change v. 2018	2019 Grant Value of Long-Term Incentive Awards [2]	Change v. 2018 [2]	2019 Target Total Direct Compensation	Change v. 2018
Ms. Baier	$ 910,000	10%	135%	8%	$ 4,750,000	6%	$ 6,888,500	8%
Mr. Swain	$ 515,000	3%	100%	0%	$ 1,300,000	30%	$ 2,330,000	17%
Ms. Patchett	$ 467,500	7%	100%	0%	$ 900,000	13%	$ 1,835,000	10%
Mr. White	$ 397,500	14%	70%	-13%	$ 450,000	29%	$ 1,125,750	15%

[1] Percent change in base salary is based on the annual base salary of the named executive officer in effect as of December 31, 2018.

[2] The dollar amount of the 2019 long-term incentive awards, and the percentage change versus 2018, is based on the grant value of such awards (i.e., number of shares granted multiplied by the stock price on the date of grant).

BROOKDALE
SENIOR LIVING

The 2019 annual incentive opportunity, as approved by the Committee, continues to be based on company financial objectives and strategic objectives, with the target levels of performance generally reflective of our 2019 budget. The strategic objectives were developed to focus our leaders on execution of our operational turnaround strategy, and they were generally cascaded to our corporate, divisional and community leadership. The table below sets forth the weighting of the objectives at target under our 2019 annual incentive plan.

	Weighting	Performance Measure
Company Financial Objectives	40%	FOI
	10%	CAFCF
	10%	Resident Fee Revenue
Strategic Objectives	15%	Move-ins and non-death attrition
	15%	Retention of key community leaders; full-time voluntary turnover for all other community positions; and retention of corporate associates
	10%	Net promoter score and response rate to resident survey

For the 2019 long-term incentive awards, the Committee resumed its practice of using a 50/50 grant value mix of time- and performance-based restricted shares to all the named executive officers. The time-based restricted shares are eligible to vest ratably in four annual installments beginning February 27, 2020, subject to continued employment. Seventy-five percent of the performance-based restricted shares are eligible to vest on February 27, 2022 and twenty-five percent are eligible to vest on February 27, 2023, in each case subject to continued employment and achievement of performance goals established by the Committee. The performance goal for the first tranche is 3-year CAGR of same community RevPAR for fiscal 2021 versus a 2018 base year, and for the second tranche is relative TSR comparing our compound annual TSR to the constituent companies of the S&P Midcap 400 index for the period beginning January 1, 2019 and ending December 31, 2021, assuming reinvestment of dividends or distributions. Same community RevPAR means the average monthly senior housing resident fee revenues per available unit of the same community portfolio, calculated as resident fee revenues, excluding Health Care Services segment revenue and entrance fee amortization, of the same community portfolio for the applicable fiscal year, divided by the weighted average number of available units in the same community portfolio for the applicable fiscal year, divided by twelve. Performance below the threshold level of achievement will result in forfeiture of all shares in the applicable tranche, performance at the targeted level of achievement will result in the vesting of 100% of the applicable tranche, and performance at the maximum level of achievement will result in vesting of up to 125% of the first tranche and 150% of the second tranche, with vesting percentages to be interpolated between the levels. In addition, the applicable restricted share agreements provide that the named executive officers will be entitled to receive dividends (or dividend equivalents) on unvested restricted shares only to the extent the underlying shares ultimately vest.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the disclosure set forth above under the heading "Compensation Discussion and Analysis" with management and, based on the review and discussions, it has recommended to the Board that the "Compensation Discussion and Analysis" be included herein.

Respectfully submitted by the Compensation Committee of the Board,

COMPENSATION COMMITTEE

Frank M. Bumstead, Chairman
Jackie M. Clegg
Denise W. Warren

Summary Compensation Table for 2018

The following summary compensation table sets forth information concerning the compensation earned by, awarded to or paid to our named executive officers for the periods indicated.

Name and Principal Position [1]	Year	Salary ($)	Bonus ($) [2]	Stock Awards ($) [3]	Non-Equity Incentive Plan Compensation ($) [4]	All Other Compensation ($) [5]	Total ($)
Lucinda M. Baier *President and Chief Executive Officer*	2018	782,248	50,000	3,551,872	281,023	9,112	4,674,255
	2017	550,000	–	1,500,013	196,150	161,025	2,407,188
	2016	552,115	–	1,500,005	222,750	217,497	2,492,367
Steven E. Swain *Executive Vice President and Chief Financial Officer*	2018	161,538	100,000	802,324	46,038	162,235	1,272,135
Mary Sue Patchett *Executive Vice President, Community Operations*	2018	437,750	450,000	800,004	62,905	7,783	1,758,442
	2017	425,000	–	705,004	134,995	7,026	1,272,025
	2016	426,635	–	705,011	145,350	7,811	1,284,807
Chad C. White *Executive Vice President, General Counsel & Secretary*	2018	350,000	300,000	350,009	81,396	7,198	1,088,604
Cedric T. Coco *Former Executive Vice President and Chief People Officer*	2018	442,900	350,000	800,004	–	169,826	1,762,730
	2017	430,000	–	800,009	149,484	419,449	1,798,942
Teresa F. Sparks *Former Interim Chief Financial Officer*	2018	221,918	–	–	221,918	545	444,381
Bryan D. Richardson *Former Executive Vice President and Chief Administrative Officer*	2018	87,756	–	–	–	1,001,514	1,089,270
	2017	430,500	–	880,012	122,536	9,199	1,442,247
	2016	432,115	–	880,007	159,500	9,829	1,481,452
T. Andrew Smith *Former President and Chief Executive Officer*	2018	157,115	–	–	–	2,552,199	2,709,314
	2017	950,000	–	–	356,709	9,120	1,315,829
	2016	953,654	–	5,225,007	418,594	11,339	6,608,594

(1) The named executive officers served in the positions noted in the table at all times during the years presented, except that: Ms. Baier served as Chief Financial Officer until being appointed as our President and Chief Executive Officer effective February 28, 2018; Mr. Swain joined the Company as Executive Vice President and Chief Financial Officer effective September 4, 2018; each of Messrs. Coco, Richardson and Smith served in the positions noted in the table until termination of his employment without cause effective December 31, 2018, March 9, 2018 and February 28, 2018, respectively (and Mr. Smith took on the additional role of President on March 18, 2016); and Ms. Sparks served as Interim Chief Financial Officer from March 28, 2018 until September 4, 2018.

BROOKDALE
SENIOR LIVING

(2) The 2018 amount for Ms. Baier consists of, and for Mr. White includes, a cash bonus award of $50,000 paid to each of them for their extraordinary efforts in connection with our successfully restructuring a portfolio of 128 leased communities in April 2018. The 2018 amount for Mr. Swain represents a cash sign-on bonus. The 2018 amount for Ms. Patchett and Mr. Coco consists of, and for Mr. White includes, payment of a retention bonus in the amount of $450,000, $350,000 and $250,000, respectively, for their continued service through December 13, 2018.

(3) Represents the aggregate grant date fair value of time- and performance-based restricted shares computed in accordance with ASC 718. See Note 14 to our Consolidated Financial Statements included in our 2018 Annual Report for a summary of the assumptions made in the valuation of these awards. For each of Ms. Baier and Mr. Swain, see footnote 4 to the Grants of Plan Based Awards Table for the grant values of performance-based restricted shares awarded in 2018 assuming performance at the target level or above.

(4) Represents the payout of each named executive officer's annual cash incentive opportunity with respect to performance in the applicable year. Pro-rata payouts under the 2018 annual incentive plan for Messrs. Coco's and Richardson's service through their termination dates are included in All Other Compensation.

(5) For each of the named executive officers, the 2018 amount includes the employer matching contribution to our 401(k) Plan and premiums on Company-provided life and disability insurance. For Mr. Swain, the 2018 amount also includes the incremental cost to the Company of $161,361 for relocation assistance provided to Mr. Swain, including amounts paid to Mr. Swain, or on his behalf, for moving and storage costs, closing costs for Mr. Swain's sale of his former home, temporary housing in the Nashville area, a $5,000 moving allowance and associated tax gross ups of $67,111. For Mr. Coco, the 2018 amount also includes $95,534 representing payout of the pro-rata portion of his 2018 annual incentive opportunity earned for his service through December 31, 2018 and the incremental cost to the Company of $65,623 for relocation assistance provided to Mr. Coco, including amounts paid to Mr. Coco, or on his behalf, for moving and storage costs and associated tax gross ups of $26,535. For Mr. Richardson, the 2018 amount also includes $938,269 of severance payments made in 2018, $20,561 representing payout of the pro-rata portion of his 2018 annual incentive opportunity earned for his service through March 9, 2018, $33,115 representing payout of his accrued paid time off (PTO) balance and $7,883 representing the employer portion of continuation of health coverage. For Mr. Smith, the 2018 amount also includes $2,466,346 of severance payments made in 2018, $73,077 representing the payout of his accrued PTO balance and $11,386 representing the employer portion of continuation of health coverage.

Grants of Plan-Based Awards

The following table summarizes grants of plan-based awards made to our named executive officers in 2018. All of our named executive officers are eligible to receive dividends on outstanding unvested restricted shares granted in 2018 (to the extent that dividends are declared on our shares of common stock).

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Ms. Baier	– [1]	136,893	977,810	1,662,277					
	1/5/2018 [2]				–	–	–	77,480	750,006
	1/5/2018 [3]				–	–	–	77,479	749,997
	3/5/2018 [4]				103,735	207,469	207,469	–	551,868
	3/5/2018 [2]				–	–	–	207,469	1,500,001
Mr. Swain	– [1]	22,615	161,538	274,615					
	9/10/2018 [4]				26,624	53,248	53,248	–	302,316
	9/10/2018 [2]				–	–	–	53,249	500,008
Ms. Patchett	– [1]	61,285	437,750	744,175					
	1/5/2018 [2]				–	–	–	41,323	400,007
	1/5/2018 [3]				–	–	–	41,322	399,997
Mr. White	– [1]	39,200	280,000	476,000					
	1/5/2018 [2]				–	–	–	18,079	175,005
	1/5/2018 [3]				–	–	–	18,079	175,005
Former Named Executive Officers									
Mr. Coco	– [1]	62,006	442,900	752,930					
	1/5/2018 [2]				–	–	–	41,323	400,007
	1/5/2018 [3]				–	–	–	41,322	399,997
Ms. Sparks	– [1]	–	221,918	221,918					
Mr. Richardson	– [1]	12,286	87,756	149,185					
Mr. Smith	– [1]	29,459	196,394	343,690					

(1) For the named executive officers other than Ms. Sparks, the amounts represent the threshold, target and maximum payout levels under our 2018 annual incentive plan (and reflect the partial year of service for Messrs. Swain, Richardson and Smith). For Ms. Sparks, the amounts represent the payout levels under the incentive plan applicable for her interim service in 2018. The actual payouts under such plans are reported in the Summary Compensation Table as Non-Equity Incentive Plan Compensation or All Other Compensation, as indicated in the footnotes thereto, in the following amounts: Ms. Baier–$281,023; Mr. Swain–$46,038; Ms. Patchett–$62,905; Mr. White–$81,396; Mr. Coco–$95,534; Ms. Sparks–$221,918; Mr. Richardson–$20,561; and Mr. Smith–$0.

(2) Represents time-based restricted shares granted under our 2014 Omnibus Incentive Plan which are eligible to vest ratably in four annual installments beginning on February 27, 2019 (November 19, 2019 for Mr. Swain), subject to continued employment. Pursuant to the terms of Mr. Coco's restricted share agreement, 10,330 shares accelerated and vested, and the remainder of the award was forfeited, upon his termination without cause effective December 31, 2018.

(3) Represents time-based restricted shares granted under our 2014 Omnibus Incentive Plan, 75% of which are eligible to vest on February 27, 2021 and 25% of which are eligible to vest on February 27, 2022, subject to continued employment. Pursuant to the terms of Mr. Coco's restricted share agreement, 10,331 shares accelerated and vested, and the remainder of the award was forfeited, upon his termination without cause effective December 31, 2018.

(4) Represents performance-based restricted shares granted under our 2014 Omnibus Incentive Plan which are eligible to vest on February 27, 2021, subject to continued employment and the achievement of compound annual TSR performance targets based on a beginning stock price of $6.53 per share as of February 28, 2018, as described above. The value reported in the table represents the grant date fair value computed in accordance with ASC 718. The grant value (i.e., number of shares granted multiplied by the closing stock price on the date of grant) was approximately $1.5 million for Ms. Baier and approximately $500,000 for Mr. Swain, assuming performance at the target level or above. Performance below the threshold level of achievement will result in forfeiture of all such shares, achievement of the targeted level of performance (or above) will result in the vesting of 100% of such shares, and vesting percentages will be interpolated between threshold and target.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2018. The market values of such awards are based on $6.70 per share, the closing market price of our stock on December 31, 2018.

Name	Grant Date	Stock Awards			
		Number of Shares or Units of Stock That Have Not Vested (#) [1]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ms. Baier	2/26/2016	25,880	173,396	20,704 [2]	138,717
	2/13/2017	37,905	253,964	20,215 [3]	135,441
	1/5/2018	77,479	519,109	–	–
	1/5/2018	77,480	519,116	–	–
	3/5/2018	207,469	1,390,042	103,735 [4]	695,025
Mr. Swain	9/10/2018	53,249	356,768	26,624 [4]	178,381
Ms. Patchett	2/5/2015	1,302	8,723	1,302 [5]	8,723
	2/26/2016	12,164	81,499	9,731 [2]	65,198
	2/13/2017	17,816	119,367	9,501 [3]	63,657
	1/5/2018	41,322	276,857	–	–
	1/5/2018	41,323	276,864	–	–
Mr. White	2/5/2015	927	6,211	309 [5]	2,070
	2/26/2016	4,423	29,634	1,180 [2]	7,906
	2/13/2017	6,478	43,403	1,151 [3]	7,712
	5/4/2017	3,560	23,852	–	–
	1/5/2018	18,079	121,129	–	–
	1/5/2018	18,079	121,129	–	–
Former Named Executive Officers					
Mr. Coco	2/13/2017	–	–	2,696 [6]	18,063
Ms. Sparks	–	–	–	–	–
Mr. Richardson	2/5/2015	–	–	2,893 [6]	19,383
	2/26/2016	–	–	4,555 [6]	30,519
	2/13/2017	–	–	2,965 [6]	19,866
Mr. Smith	2/5/2015	–	–	17,176 [6]	115,079
	2/26/2016	–	–	27,045 [6]	181,202

(1) Represents time-based restricted shares, the vesting of which is subject to continued employment. The awards granted during January, February, March and September have vested or are eligible to vest ratably in four annual installments beginning on February 27 (November 19 for Mr. Swain) in the year following the year of grant, except that with respect to the second award with a grant date of January 5, 2018, 75% of the award is eligible to vest on February 27, 2021 and 25% of the award is eligible to vest on February 27, 2022. The award granted during May 2017 will vest ratably in three annual installments beginning on May 20 in the year following the year of grant.

(2) Represents performance-based restricted shares, the vesting of which is subject to continued employment and the achievement of specified performance targets. Up to 75% of the shares awarded were eligible to vest on February 27, 2019 based on our 3-year CAGR of Adjusted CFFO per share, and up to 25% of the shares awarded are eligible to vest on February 27, 2020 based on our 2019 ROI on Program Max projects. The number of shares reported represents the threshold level of performance for the first tranche and the target level of performance for the second tranche. The threshold level of performance for the first tranche was not achieved; therefore, the named executive officers forfeited the following number of shares on February 27, 2019: Ms. Baier–38,820 shares; Ms. Patchett–18,245 shares; and Mr. White–2,211 shares.

BROOKDALE SENIOR LIVING

(3) Represents performance-based restricted shares, the vesting of which is subject to continued employment and the achievement of specified performance targets. Up to 75% of the shares awarded are eligible to vest on February 27, 2020 based on our 3-year CAGR of Combined Adjusted Free Cash Flow, and up to 25% of the shares awarded are eligible to vest on February 27, 2021 based on our 2020 ROI on Program Max projects. The number of shares reported represents the threshold level of performance for the first tranche and the target level of performance for the second tranche.

(4) Represents performance-based restricted shares with the terms described in footnote 4 to the Grants of Plan-Based Awards Table. The number of shares reported represents the threshold level of performance.

(5) Represents performance-based restricted shares, the vesting of which was subject to continued employment and the achievement of specified performance targets based on our 2018 ROI on Program Max projects. The number of shares reported represents the target level of performance, and such reported shares vested on February 27, 2019 based on our actual performance.

(6) Represents performance-based restricted shares which remained outstanding pursuant to the applicable restricted share agreements following termination of the individual's employment without cause. The shares were eligible to vest on February 27, 2019 based on achievement of specified performance targets based on our 2018 ROI on Program Max projects for the 2015 awards, our 3-year CAGR of Adjusted CFFO per share for the 2016 awards, and our 2-year CAGR of Combined Adjusted Free Cash Flow for the 2017 awards. The number of shares reported for the 2015 awards represents the target level of performance, and such reported shares vested on February 27, 2019 based on our actual performance. The number of shares reported for the 2016 and 2017 awards represents the threshold level of performance. The threshold level of performance for the 2016 and 2017 awards was not achieved; therefore, the named executive officers forfeited the following number of shares on February 27, 2019: Mr. Coco–13,477 shares; Mr. Richardson–37,599 shares; and Mr. Smith–135,222 shares.

Stock Vested for 2018

The following table summarizes the vesting of time- and performance-based restricted shares and the value realized by our named executive officers as a result of such vesting during 2018.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [1]
Ms. Baier	37,602	276,516
Mr. Swain	–	–
Ms. Patchett	22,155	155,463
Mr. White	8,739	60,990
Former Named Executive Officers		
Mr. Coco	53,697	369,997
Ms. Sparks	–	–
Mr. Richardson	50,172	351,873
Mr. Smith	182,955	1,228,494

(1) The value realized is based on the closing market price of the underlying stock on the date the shares vested (or the most recent trading day if such date was not a trading day): February 27, 2018 (Ms. Baier–25,575 shares; Ms. Patchett–16,821 shares; Mr. White–6,959 shares; Mr. Coco–6,738 shares; Mr. Richardson–32,275 shares; and Mr. Smith–120,705 shares); February 28, 2018 (Mr. Smith–62,250 shares); March 9, 2018 (Mr. Richardson–17,897 shares); May 20, 2018 (Mr. White–1,780 shares); November 19, 2018 (Ms. Patchett–5,334 shares; and Mr. Coco–9,779 shares); December 3, 2018 (Ms. Baier–12,027 shares); and December 31, 2018 (Mr. Coco–37,180 shares). For each of Messrs. Coco, Richardson and Smith, shares that vested on the last vesting date represent the accelerated vesting of time-based restricted shares pursuant to the applicable restricted share agreements for a termination of the individual's employment without cause on such vesting date.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us. The Committee may elect to adopt qualified or non-qualified defined benefit plans in the future if it determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has an accrued benefit in non-qualified defined contribution plans or other non-qualified deferred compensation plans maintained by us. The Committee may elect to adopt non-qualified defined contribution plans or other non-qualified deferred compensation plans in the future if it determines that doing so is in our best interests.

Potential Payments Upon Termination or Change in Control

The following table sets forth potential amounts payable upon termination of employment or a change in control to our current named executive officers assuming termination of employment on December 31, 2018, with equity-based amounts based on $6.70 per share, the closing market price of our stock on December 31, 2018.

Name/Benefit	Voluntary Resignation by Executive ($)	Termination by us for Cause ($)	Termination by us without Cause ($)	Termination by us without Cause following a Change in Control ($)	Termination by Executive for Good Reason ($)	Disability ($)	Death ($)
Ms. Baier							
Salary	–	–	1,237,500	1,650,000	1,237,500	–	–
Pro-Rata Bonus [1]	–	–	281,023	281,023	281,023	281,023	281,023
Severance Bonus	–	–	1,466,715	1,955,620	1,466,715	–	–
PTO	73,012	73,012	73,012	73,012	73,012	73,012	73,012
COBRA	–	–	15,219	15,219	15,219	–	–
Accelerated Vesting of Restricted Shares [2]	–	–	778,419	4,931,073	347,509	778,419	778,419
Total	73,012	73,012	3,851,888	8,905,947	3,420,978	1,132,454	1,132,454
Mr. Swain							
Salary	–	–	500,000	750,000	–	–	–
Pro-Rata Bonus [1]	–	–	46,038	46,038	–	–	–
Severance Bonus	–	–	161,538	242,307	–	–	–
PTO	8,606	8,606	8,606	8,606	8,606	8,606	8,606
COBRA	–	–	8,285	12,427	–	–	–
Accelerated Vesting of Restricted Shares [2]	–	–	89,190	713,530	–	89,190	89,190
Total	8,606	8,606	813,657	1,772,908	8,606	97,796	97,796
Ms. Patchett							
Salary	–	–	656,625	875,500	–	–	–
Pro-Rata Bonus [1]	–	–	62,905	62,905	–	–	–
Severance Bonus	–	–	656,625	875,500	–	–	–
PTO	38,741	38,741	38,741	38,741	38,741	38,741	38,741
COBRA	–	–	14,900	14,900	–	–	–
Accelerated Vesting of Restricted Shares [2]	–	–	236,416	1,094,170	–	236,416	236,416
Total	38,741	38,741	1,666,212	2,961,716	38,741	275,158	275,158
Mr. White							
Salary	–	–	350,000	525,000	–	–	–
Pro-Rata Bonus [1]	–	–	81,396	81,396	–	–	–
Severance Bonus	–	–	280,000	420,000	–	–	–
PTO	30,975	30,975	30,975	30,975	30,975	30,975	30,975
COBRA	–	–	–	–	–	–	–
Accelerated Vesting of Restricted Shares [2]	–	–	110,048	386,463	–	110,048	110,048
Total	30,975	30,975	852,419	1,443,834	30,975	141,023	141,023

BROOKDALE
SENIOR LIVING

(1) The amounts listed in the applicable columns represent the amount payable to the named executive officer under the 2018 annual incentive plan based on our actual performance in 2018. The amounts reflect a full year of service, except that Mr. Swain's amount reflects his partial year service in 2018.

(2) A portion of the amounts listed in the applicable columns relate to the potential vesting of performance-based restricted shares following a termination of the executive's employment by us without cause (other than in connection with a change in control), as a result of the executive's death or disability and, with respect to grants made to Ms. Baier on or after March 1, 2018, upon her termination of employment for good reason (other than in connection with a change in control). As described in more detail below, upon each of these events, all or a portion of the performance-based restricted shares eligible to vest on the next vesting date would remain outstanding until February 27, 2019 and would vest only if and to the extent the relevant performance targets for such tranche were achieved. The amounts in the applicable columns in respect of the potential vesting of these performance-based restricted shares are based on our actual 2018 performance relative to the applicable performance targets and consist of $8,723 for Ms. Patchett and $2,070 for Mr. White. The remainder of the applicable amounts consist of the accelerated vesting of time-based restricted shares, and in the column under the heading "Termination by us without Cause following a Change in Control," additional vesting of performance-based restricted shares, each as described in more detail below.

Payments in Connection with Former Named Executive Officers

Messrs. Coco's, Richardson's and Smith's employment was terminated by us without cause effective December 31, 2018, March 9, 2018 and February 28, 2018, respectively. Upon delivery of an effective waiver and release of claims acknowledging that all restrictive covenants (including a non-competition covenant) to which he is a party will remain in force for the periods specified, Messrs. Coco and Richardson became eligible to receive severance pay and benefits under the Severance Policy and Mr. Smith became eligible to receive severance pay and benefits under his employment agreement. A breach of such covenants will result in the cessation of severance pay and benefits and may result in his being required to repay certain severance pay and benefits already provided as well as certain costs and expenses. In addition, as a result of termination of employment without cause, under the applicable restricted share agreements a portion of each individual's time-based restricted shares accelerated and vested upon the date of termination, and a portion of each individual's performance-based restricted shares remained outstanding and eligible to vest on February 27, 2019 subject to achievement of applicable performance goals. The table below shows the amount of severance pay and benefits under such agreements and policies associated with termination of their employment without cause.

	Coco	Richardson	Smith
Salary [1]	$ 664,350	$ 1,076,250	$ 2,375,000
Pro-Rata Bonus [2]	$ 95,534	$ 20,561	–
Severance Bonus [1]	$ 664,350	$ 1,076,250	$ 2,968,750
Accrued PTO	$ 39,196	$ 33,115	$ 73,078
COBRA [1]	$ 21,886	$ 15,950	$ 20,605
Accelerated Vesting of Restricted Shares [3]	$ 249,106	$ 152,070	$ 525,179
Total	$ 1,734,422	$ 2,374,196	$ 5,962,612

(1) With respect to salary and severance bonus, represents 150% for Mr. Coco, and 250% for Messrs. Richardson and Smith, of his annual base salary and target annual incentive opportunity at the time of termination of employment and is payable over 18 months. With respect to COBRA, represents the employer portion of COBRA premium payments for 18 months.

(2) Represents payment of the individual's annual incentive opportunity for the full-year 2018 to the extent earned, pro-rated based on the number of days he was employed.

(3) Represents the value on the date of vesting based on the closing price of our stock on the vesting date for the acceleration of time-based restricted shares on the date of termination of employment as described in footnote 1 to the Stock Vested for 2018 Table and performance-based restricted shares that vested on February 27, 2019 as described in footnote 6 to the Outstanding Equity Awards at Fiscal Year-End Table. The following table sets forth the number of restricted shares that were forfeited immediately upon termination of employment, the number of performance-based restricted shares that forfeited on February 27, 2019 due to failure to achieve the threshold level of performance, and the value of the restricted shares that were forfeited based on the closing market prices of our stock on the applicable dates of forfeiture.

	Restricted Shares Forfeited on Date of Termination	Restricted Shares Forfeited on February 27, 2019	Value of Forfeited Restricted Shares
Coco	88,939	13,477	$ 689,017
Richardson	44,834	37,599	$ 590,684
Smith	90,150	135,222	$1,523,064

Severance Arrangements

Our employment agreement with Ms. Baier and the Severance Policy provide for severance payments and benefits for certain terminations of employment of our named executive officers. In addition, the restricted share agreements of our named executive officers provide for the treatment of outstanding restricted shares upon certain terminations of employment. During 2018, each of our named executive officers (other than Mr. Smith and Ms. Sparks) participated in the Severance Policy, and effective March 1, 2018, Ms. Baier ceased participation in the Severance Policy. Summaries of such arrangements are set forth below. Unless otherwise indicated, "cause," "good reason" and "change in control" are defined in the employment agreement or Severance Policy, as applicable, or with respect to the outstanding restricted share agreements, our 2014 Omnibus Incentive Plan. In addition to the severance pay and benefits described below, upon any termination of a named executive officer's employment, the executive will be entitled to receive a payout of up to 160 hours of the executive's paid time off (PTO) balance.

Employment Agreements

Under Ms. Baier's employment agreement, in the event her employment is terminated by us without cause or by Ms. Baier for good reason, in each case other than within 18 months following a change in control, she will be entitled to: (i) 150% of her base salary and target annual bonus for the year of termination, payable over 18 months, (ii) an annual bonus for the year of termination (to the extent earned under the terms of the bonus plan), pro-rated based on the number of days she was employed, and (iii) if then eligible for, and she elects continuation of health coverage under COBRA, we will pay the employer portion of her COBRA premium payments for 18 months as if she were still an active employee (the "COBRA Benefits").

In the event Ms. Baier's employment is terminated by us without cause or by Ms. Baier for good reason, in each case within 18 months following a change in control, she will be entitled to: (i) 200% of her base salary payable over 18 months, (ii) 200% of her target bonus for the year of termination paid in a lump sum on the 60th day following such termination, (iii) an annual bonus for the year of termination (to the extent earned under the terms of the bonus plan), pro-rated based on the number of days she was employed, and (iv) the COBRA Benefits for 18 months.

If Ms. Baier's employment is terminated by reason of her death or "disability" (as defined in the employment agreement), she (or her beneficiary or estate, as applicable) will be entitled to receive an annual bonus for the year of termination (to the extent earned under the terms of the bonus plan), pro-rated based on the number of days she was employed.

Payments of such severance pay and benefits under the employment agreement are conditioned on Ms. Baier having signed and returned an effective waiver and release of claims in a form satisfactory to us and continuing to comply with all applicable restrictive covenants. She must acknowledge in such release that all restrictive covenants to which she is a party will remain in force for the period specified in such covenants. A breach of such covenants will result in the cessation of severance pay and benefits and may result in her being required to repay certain severance pay and benefits already provided as well as certain costs and expenses.

Termination of Ms. Baier's employment within 30 days of the end of the initial term or any renewal term of the employment agreement following the provision of written notice of non-renewal by us will be treated as a termination of Ms. Baier's employment without cause for purposes of the employment agreement and for purposes of any equity awards previously granted to Ms. Baier or granted to her during the term of the employment agreement.

With respect to any termination of Ms. Baier's employment, treatment of outstanding restricted shares will be as provided in the applicable award agreement governing such awards, as described below.

Any payments that are not deductible by us under Section 280G of the Internal Revenue Code will be cut back only to the extent that the cutback results in a better after-tax position for Ms. Baier.

The employment agreement contains customary non-competition, non-solicitation, confidentiality and mutual non-disparagement covenants. The non-competition restrictions will continue in effect during Ms. Baier's employment and for one year following termination of employment. The non-solicitation restrictions will continue in effect during her employment and for two years following her termination of employment. The confidentiality and mutual non-disparagement obligations will apply during her employment and thereafter.

The non-competition provisions provide that Ms. Baier shall not directly or indirectly, either as a principal, agent, employee, employer, consultant, partner, shareholder of a closely held corporation or shareholder in excess of five percent (5%) of a publicly traded corporation, corporate officer or director, or in any other individual or representative capacity, engage or otherwise participate in any manner or fashion in any business that is a Competing Business in the Area (each as defined below). For purposes of this provision: "Area" means a fifteen (15) mile radius of any senior living facility owned, managed or operated by us (or our successor) at the time Ms. Baier's employment is terminated; and "Competing Business" means the business of owning, operating or managing senior living facilities having gross annualized revenues of at least $35 million or owning, operating or managing, in the aggregate, at least 1,000 units/beds provided that at least 750 units/beds owned, operated or managed by such business are located within the Area.

Mr. Smith's former employment agreement provided for substantially the same severance pay and benefits and post-employment covenants, except that his multiple of base salary and target annual bonus was 250% for termination of employment without cause or for good reason other than within 12 months following a change in control and was 300% for termination of employment without cause or for good reason within 12 months following a change in control.

Severance Policy

Ms. Patchett participates, and Messrs. Coco and Richardson participated, in our Severance Policy as a "Designated Officer" as defined therein, and Messrs. Swain and White participate in our Severance Policy as a "Selected Officer" as defined therein. On March 1, 2018, the Committee approved certain amendments to the Severance Policy, which amendments were set forth in an amendment and restatement of the Severance Policy effective April 15, 2018. As a result of such amendments, among other things, effective for terminations of employment on or after December 13, 2018, the amount payable to a Designated Officer for termination of employment without cause was reduced from 250% of the sum of such executive's annual base salary and target annual bonus to 150% of such sum, and the amount payable to a Designated Officer for termination of employment without cause or for good reason within 18 months of a change in control was reduced from 300% to 200% of such sum.

The table below sets forth the severance pay and benefits available under the Severance Policy for the participating named executive officers assuming a "separation from service" (as defined in the Severance Policy) on or after December 13, 2018.

	Separation without Cause not within 18 Months of Change in Control	Separation without Cause or for Good Reason within 18 Months of Change in Control	Other Severance Pay and Benefits for Both Circumstances
Designated Officer	• 150% of base salary and target annual bonus payable over 18 months	• 200% of base salary payable over 18 months • 200% of target annual bonus payable 60 days after termination	• Pro-rated annual bonus for the year of termination to the extent earned, payable when such bonus would otherwise be due
Selected Officer	• 100% of base salary and target annual bonus payable over 12 months	• 150% of base salary and target annual bonus payable over 18 months	• COBRA Benefits for length of severance payment period

Payments of such severance pay and benefits under the Severance Policy are conditioned upon the executive having signed and returned an effective waiver and release of claims in a form satisfactory to us and continuing to comply with all applicable restrictive covenants. The executive must acknowledge in such release that all restrictive covenants to which he or she is a party will remain in force for the period specified in such covenants. A breach of such covenants will result in the cessation of severance pay and benefits and may result in such executive's being required to repay certain severance pay and benefits already provided as well as certain costs and expenses. If payments pursuant to the Severance Policy are not deductible by us under Section 280G of the Internal Revenue Code, such payments shall be reduced (or repaid) in order to ensure our deduction of payments in connection with a change in control.

Outstanding Restricted Share Agreements

Time-Based Restricted Shares

With respect to time-based restricted shares that vest ratably on an annual basis: (i) if an executive's employment is terminated by us without cause or due to death or disability (or with respect to Ms. Baier's awards granted on or after March 1, 2018 by her for good reason as defined in her employment agreement), the next tranche of unvested restricted shares will immediately vest and the remaining unvested restricted shares will immediately be forfeited; and (ii) upon the occurrence of a change in control, the next tranche of unvested restricted shares will immediately vest and the remaining unvested restricted shares will remain outstanding and eligible to vest on the previously established vesting dates, subject to continued employment. In addition, in the event an executive's employment is terminated by us without cause or by the executive for good reason (as defined in Ms. Baier's employment agreement or the Severance Policy, as applicable) within 12 months following such change in control, all remaining unvested restricted shares will immediately vest.

With respect to time-based restricted shares awarded in January 2018 of which 75% are eligible to vest on February 27, 2021 and 25% are eligible to vest on February 27, 2022: (i) if an executive's employment is terminated by us without cause or due to death or disability, the next tranche of unvested restricted shares will immediately vest and the remaining unvested restricted shares will immediately be forfeited; provided, however, that if the termination occurs on or prior to February 27, 2019, 25% of the unvested restricted shares will immediately vest and the remaining unvested restricted shares will immediately be forfeited and if the termination occurs after February 27, 2019 and on or before February 27, 2020, 50% of the unvested restricted shares will immediately vest and the remaining unvested restricted shares will immediately be forfeited; and (ii) upon the occurrence of a change in control, the next tranche of unvested restricted shares will immediately vest, and the remaining unvested restricted

BROOKDALE
SENIOR LIVING

shares will remain outstanding and will vest on the previously established vesting dates, subject to continued employment; provided, however, that if the change in control occurs on or prior to February 27, 2019, 25% of the unvested restricted shares will immediately vest and if the change in control occurs after February 27, 2019 and on or before February 27, 2020, 50% of the unvested restricted shares will immediately vest. In addition, in the event an executive's employment is terminated by us without cause or by the executive for good reason (as defined in the Severance Policy) within 12 months following such change in control, all remaining unvested restricted shares will immediately vest.

2015 through 2017 Performance Awards

With respect to performance-based restricted shares awarded in 2015 through 2017, if an executive's employment is terminated by us without cause or due to death or disability, the unvested restricted shares eligible to vest on the next vesting date will remain outstanding until the next vesting date (with all other unvested restricted shares from the award immediately being forfeited) and will vest only if and to the extent that the relevant performance targets for such tranche are achieved. However, with respect to such outstanding awards, if the termination occurs on or prior to the second anniversary or first anniversary prior to the vesting date for the first tranche of shares, the executive will only be able to achieve vesting of up to 25% or 50%, respectively, of the unvested restricted shares based on our one-year or two-year CAGR of Adjusted CFFO per share or Combined Adjusted Free Cash Flow, as applicable, respectively.

Under the terms of such outstanding awards, upon the occurrence of a change in control, all of the shares will automatically convert to time-based restricted shares. In addition, upon the date of the change in control, the next tranche of these shares will immediately vest. However, with respect to such outstanding awards, if the change in control occurs on or prior to the second anniversary or first anniversary prior to the vesting date for the first tranche of shares, only 25% or 50%, respectively, of such shares will immediately vest. All other shares will remain outstanding and eligible to vest on the previously established vesting dates, subject to continued employment. In the event an executive's employment is terminated by us without cause or by the executive for good reason (as defined in the Severance Policy) within 12 months following such change in control, all remaining unvested restricted shares will immediately vest.

2018 Performance Awards

With respect to the performance-based restricted shares awarded in 2018, if an executive's employment is terminated by us without cause or due to death or disability (or with respect to Ms. Baier's award, by her for good reason as defined in her employment agreement): (i) on or before February 27, 2019, one-third of the shares will remain outstanding and eligible to vest on February 27, 2019 based on, and subject to, the 15-day volume weighted average price per share ("VWAP") as of December 31, 2018 compared to a partial-period TSR target, and the remainder of such outstanding shares will be immediately forfeited; (ii) after February 27, 2019 and on or before February 27, 2020, two-thirds of the shares will remain outstanding and eligible to vest on February 27, 2020 based on, and subject to, the 15-day VWAP as of December 31, 2019 compared to a partial-period TSR target, and the remainder of such outstanding shares will be immediately forfeited; and (iii) after February 27, 2020, 100% of the shares will remain outstanding and eligible to vest on February 27, 2021 based on, and subject to, the 15-day VWAP as of December 31, 2020 compared to the stated TSR target.

Under the terms of such outstanding restricted shares, upon the occurrence of a change in control occurring (i) on or before February 27, 2019, one-third of the shares will accelerate and vest and the remainder will convert to time-based restricted shares eligible to vest in two equal annual installments beginning on February 27, 2020, subject to continued employment; (ii) after February 27, 2019 and on or before February 27, 2020, two-thirds of the shares will accelerate and vest and the remainder will convert to time-based restricted shares eligible to vest on February 27, 2021, subject to continued employment; and (iii) after February 27, 2020 and on or before February 27, 2021, all of the shares will accelerate and vest. In the event that the executive's employment is terminated by us without cause or by the executive for good reason (as defined in Ms. Baier's employment agreement or the Severance Policy, as applicable) within 12 months following such change in control, all remaining unvested shares will immediately vest.

2019 Performance Awards

With respect to the performance-based restricted shares awarded in 2019, if an executive's employment is terminated by us without cause or due to death or disability (or with respect to Ms. Baier's award, by her for good reason as defined in her employment agreement): (i) on or before February 27, 2020, one-third of the shares eligible to vest on February 27, 2022 based on the CAGR of Same-Community RevPAR performance goal (together with any additional shares that may be issued as a result of performance in excess of the target level, the "First Tranche Shares") and one-fourth of the shares eligible to vest on February 27, 2023 based on the relative TSR performance goal (together with any additional shares that may be issued as a result of performance in excess of the target level, the "Second Tranche Shares") will remain outstanding and eligible to vest upon the Committee's certification of our performance following December 31, 2021, and the remainder of such outstanding shares will be immediately forfeited; (ii) after February 27, 2020 and on or before February 27, 2021, two-thirds of the First Tranche Shares and one-half of the Second Tranche Shares will remain outstanding and eligible to vest upon the Committee's certification of our performance following December 31, 2021, and the remainder of such outstanding shares will be immediately forfeited; (iii) after February 27, 2021 and before December 31, 2021, all of the First Tranche Shares and three-fourths of the Second Tranche Shares will remain outstanding and eligible to vest upon the Committee's certification of our performance following December 31, 2021, and the remainder of such outstanding shares will be immediately forfeited; (iv) on or after December 31, 2021 and on or before February 27, 2022, all of the then outstanding First Tranche Shares and three-fourths of the then outstanding Second Tranche Shares (in each case, such number of shares to be determined following application of the performance goals and targets) will vest upon the Committee's certification of our performance and the remainder of such Second Tranche Shares will be immediately forfeited; and (v) after February 27, 2022, all of the then outstanding Second Tranche Shares will vest effective upon the date of termination.

Under the terms of such outstanding restricted shares, upon the occurrence of a change in control, such shares will be converted into time-based restricted shares if it occurs before December 31, 2021, and such shares shall vest or remain outstanding and eligible to vest as follows: (i) if the change in control occurs on or before February 27, 2020, one-third of the First Tranche Shares and one-fourth of the Second Tranche Shares will accelerate and vest, and the remaining First Tranche Shares and Second Tranche Shares will be eligible to vest on February 27, 2022 and February 27, 2023, respectively, subject to continued employment; (ii) if the change in control occurs after February 27, 2020 and on or before February 27, 2021, two-thirds of the First Tranche Shares and one-half of the Second Tranche Shares will accelerate and vest, and the remaining First Tranche Shares and Second Tranche Shares will be eligible to vest on February 27, 2022 and February 27, 2023, respectively, subject to continued employment; (iii) if the change in control occurs after February 27, 2021 and before December 31, 2021, all of the First Tranche Shares and three-fourths of the Second Tranche Shares will accelerate and vest, and the remaining Second Tranche Shares will be eligible to vest on February 27, 2023, subject to continued employment; (iv) if the change in control occurs on or after December 31, 2021 and on or before February 27, 2022, all of the then outstanding First Tranche Shares and three-fourths of the then outstanding Second Tranche Shares (in each case, such number of shares to be determined following application of the performance goals and targets) will accelerate and vest, and the remaining Second Tranche Shares will be eligible to vest on February 27, 2023, subject to continued employment; and (v) if the change in control occurs after February 27, 2022, all of the then outstanding Second Tranche Shares will accelerate and vest. In the event that the executive's employment is terminated by us without cause, or by the executive for good reason (as defined in Ms. Baier's employment agreement or the Severance Policy, as applicable), within 12 months following such change in control, all then outstanding First Tranche Shares and Second Tranche Shares will accelerate and vest.

Definitions of Change in Control, Cause and Good Reason

Under Ms. Baier's employment agreement, the Severance Policy, and our 2014 Omnibus Incentive Plan, a "change in control" shall be deemed to have occurred if (a) any person becomes the beneficial owner of securities representing fifty percent (50%) or more of the combined voting power of our outstanding securities (not including in the securities beneficially owned by such person any securities acquired directly from us or any of our affiliates); (b) we or any of our subsidiaries merge or consolidate with any other corporation, except when the individuals who comprise the Board immediately prior to the transaction constitute at least a majority of the Board of Directors of the

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surviving entity (or its ultimate parent); or (c) our stockholders approve a plan of liquidation or dissolution or we complete the sale of all or substantially all of our assets (other than a sale to an entity, at least fifty percent (50%) of the combined voting power of the securities of which are owned by our stockholders after the transaction in substantially the same proportions as their ownership of us prior to the transaction, or other than a sale immediately following which the individuals who comprise the Board immediately prior to the transaction constitute at least a majority of the Board of Directors of the entity to which the assets are sold (or its ultimate parent)). In addition, for purposes of our 2014 Omnibus Incentive Plan, a "change in control" shall be deemed to have occurred if the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who were directors on June 5, 2014 and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on June 5, 2014 or whose appointment, election or nomination for election was previously so approved or recommended. In any event, a "change of control" shall not be deemed to have occurred by virtue of the consummation of any transaction (or series of integrated transactions) immediately following which our stockholders prior to the transaction(s) continue to have substantially the same proportionate ownership in any entity which owns all or substantially all of our assets immediately following such transaction(s).

Under Ms. Baier's employment agreement and the Severance Policy, "cause" means (a) conviction of, guilty plea concerning or confession of any felony; (b) any act of fraud, theft or embezzlement committed by the executive in connection with our or our subsidiaries' business; (c) any material breach of any reasonable and lawful rule or directive; (d) the gross or willful neglect of duties or gross misconduct by the executive; or (e) the habitual use of drugs or habitual, excessive use of alcohol to the extent that any of such uses in the Board's good faith determination materially interferes with the performance of the executive's duties. For purposes of Ms. Baier's employment agreement, "cause" is also defined to include any material breach by Ms. Baier of the agreement, after notice and opportunity to cure. Under the 2014 Omnibus Incentive Plan, unless otherwise defined in an employment agreement applicable to the executive, "cause" means the continued failure of the executive to substantially perform his or her duties and obligations, the executive's fraud or material dishonesty against us, or the executive's conviction or plea of guilty or nolo contendere for the commission of a felony or a crime involving material dishonesty.

Under Ms. Baier's employment agreement and the Severance Policy, "good reason" means the occurrence, without the executive's written consent, of any of the following circumstances, unless such circumstances are fully corrected by us within thirty (30) days following written notice by the executive that he or she intends to terminate employment for one of the reasons set forth below: (i) the failure by us to pay to the executive any portion of his or her base salary or bonus within thirty (30) days of the date such compensation is due; (ii) the relocation of the executive's principal office to a location outside a fifty (50) mile radius from the executive's present principal office location; or (iii) the executive is assigned duties, compensation or responsibilities that are materially and significantly reduced with respect to the scope or nature of his or her duties, compensation and/or responsibilities. For purposes of Ms. Baier's employment agreement, "good reason" is also defined to include any material breach by us of the agreement.

Compensation Committee Interlocks and Insider Participation

During 2018, Mses. Clegg and Warren, Messrs. Bumstead and Wielansky, and former director Mr. Leeds served on the Committee. None of these persons has at any time been an officer or employee of us or any of our subsidiaries. In addition, there are no relationships among our executive officers, members of the Committee or entities whose executives serve on the Board or the Committee that require disclosure under applicable SEC regulations.

Pay Ratio

For 2018, the ratio of the total annual compensation of Ms. Baier to the median of the annual total compensation of all of our other employees was 232:1. The median of the annual total compensation of our employees, other than Ms. Baier, was $20,111 for 2018.

We identified the median employee using our employee population of approximately 65,000 employees as of December 31, 2018, 34% of whom are part-time. In determining the median employee, we did not make any full-time equivalent adjustments to compensation of our part-time employees. Consistent with the prior year, to identify the median employee, we used amounts reported in box 5 of wage statements on Form W-2 as our consistently applied compensation measure. We then calculated the annual total compensation for the identified employee in accordance with the requirements of the Summary Compensation Table (including matching contributions to our 401(k) Plan and premiums on Company-provided life and disability insurance). For the annual total compensation of Ms. Baier, we used the amount reported in the "total" column of the Summary Compensation Table.

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Proposal 3: Advisory Approval of Named Executive Officer Compensation

In accordance with the requirements of Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to vote on a non-binding, advisory resolution to approve the compensation of our named executive officers as disclosed pursuant to the SEC's executive compensation disclosure rules and set forth in this proxy statement. This disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative discussion that accompanies the compensation tables.

As described in greater detail elsewhere in this proxy statement, the Compensation Committee's philosophy is to ensure market-competitive executive compensation opportunities through a program designed to emphasize pay for performance, align our executives' long-term interests with those of our stockholders, and attract and retain key executives to execute on our strategy. At our 2018 annual meeting of stockholders, approximately 99% of the votes cast on the say-on-pay advisory vote were in favor of our executive compensation program, which the Compensation Committee believes affirmed our stockholders' support of our executive compensation approach and provided assurance the program is reasonable and aligned with stockholder expectations.

Although we made significant progress on our operational turnaround and real estate strategies during 2018, our performance for the year was below our budgeted expectations. As a result, our named executive officers' realized compensation was significantly less than the amounts targeted by the Compensation Committee and the amounts reported in the Summary Compensation Table for 2018. Such named executive officers earned between 14% and 29% of the target annual incentive opportunity, and the majority of performance-based restricted shares eligible to vest in 2018 were forfeited as a result of failure to achieve the threshold level of performance. We believe the results under our 2018 executive compensation program underscore the pay-for-performance nature of our executive compensation program.

At the 2019 Annual Meeting, the Board will request your advisory vote on the following resolution:

> RESOLVED, that the compensation paid to the named executive officers, as disclosed in this proxy statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative discussion that accompanies the compensation tables), is hereby approved.

This vote is advisory, which means it is not binding on us and will not be construed as overruling a decision by us, the Board or the Compensation Committee or creating or implying any additional fiduciary duty for any of them. In addition, the vote is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers, as described in this proxy statement. Although the vote is non-binding, the Compensation Committee values the opinions expressed by stockholders and will consider the outcome of the vote when making future compensation decisions for named executive officers. The next say-on-pay vote is expected to be held at the 2020 annual meeting of stockholders.

 **The Board unanimously recommends that you vote "FOR" approval of the resolution. Unless otherwise instructed, the named proxies will vote all WHITE proxy cards we receive "FOR" the proposal.**



Proposal 4: Ratification of Appointment of Independent Registered Public Accounting Firm for 2019

Proposed Independent Registered Public Accounting Firm

In accordance with its charter, the Audit Committee has selected the firm of Ernst & Young LLP, independent accountants ("EY"), to be Brookdale's independent registered public accounting firm for the year 2019 and has further directed that the Audit Committee's appointment of EY be submitted for ratification by our stockholders at the 2019 Annual Meeting. If the stockholders do not ratify this appointment, our Audit Committee will re-evaluate the appointment of EY.

EY was also Brookdale's independent registered public accounting firm for 2018. Before selecting EY, the Audit Committee carefully considered EY's qualifications as independent auditors for Brookdale. This included a review of its performance in prior years, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee has expressed its satisfaction with EY in all of these respects. The Audit Committee's review included inquiry concerning any litigation involving EY and any proceedings by the SEC against the firm. In this respect, the Audit Committee has concluded that the ability of EY to perform services for Brookdale is in no way adversely affected by any such investigation or litigation.

The Audit Committee also oversees the work of EY, and EY reports directly to the Audit Committee in this regard. The Audit Committee also reviews and approves EY's annual engagement letter, including the proposed fees, and determines or sets the policy regarding all audit, and all permitted non-audit, engagements and relationships between Brookdale and EY. The Audit Committee also reviews and discusses with EY their annual audit plan, including the timing and scope of audit activities, and monitors the progress and results of the plan during the year.

A representative of EY will be present at the Annual Meeting, either in person or by teleconference, will have an opportunity to make a statement and will be available to respond to appropriate questions from stockholders.

✔ **The Board unanimously recommends that you vote "FOR" the ratification of the appointment of EY as Brookdale's independent registered public accounting firm for 2019. Unless otherwise instructed, the named proxies will vote all WHITE proxy cards we receive "FOR" the proposal.**

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

In connection with the audit of the 2018 financial statements, the Company entered into an engagement agreement with EY which sets forth the terms by which EY has performed audit services for the Company. That agreement is subject to alternative dispute resolution procedures. The Audit Committee specifically considered such procedures and determined that they were appropriate and consistent with the Company's use of alternative dispute resolution generally in other circumstances.

72 BROOKDALE SENIOR LIVING

The following table shows information about the respective fees billed by EY during or related to the fiscal years ended December 31, 2018 and 2017.

	2018	2017
Audit Fees	$ 2,189,000	$ 2,200,000
Audit-Related Fees	$ 5,000	$ 1,995
Tax Fees	$ 35,680	$ 79,000
All Other Fees	$ –	$ –
Total	$ 2,229,680	$ 2,280,995

"Audit Fees" include fees for the audit of the Company's annual financial statements and review of financial statements included in the Company's quarterly reports (Forms 10-Q) and fees for the audit of internal control over financial reporting.

"Audit-Related Fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are traditionally performed by the independent registered public accounting firm.

"Tax Fees" include fees for professional services rendered by EY for tax compliance, tax advice, and tax planning. These corporate tax services include technical tax advice on tax matters, assistance with preparing tax returns, value added tax, government sales tax and equivalent tax matters in local jurisdictions, assistance with local tax authority documentation and reporting requirements for tax compliance purposes, assistance with tax audit defense matters, and tax advice related to mergers and acquisitions.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has policies and procedures that require the pre-approval by the Audit Committee or one of its members of all fees paid to, and all services performed by, the Company's independent registered public accounting firm. In the early part of each year, the Audit Committee approves the proposed services, including the nature, type and scope of services contemplated and the related fees, to be rendered by any such firm during the year. In addition, pre-approval by the Audit Committee or one of its members is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee. Pursuant to the Sarbanes-Oxley Act of 2002, the fees and services provided as noted in the table above were authorized and approved in compliance with the Audit Committee pre-approval policies and procedures described herein.

Audit Committee Report

The Audit Committee has reviewed Brookdale's audited consolidated financial statements as of and for the year ended December 31, 2018 and discussed these financial statements with Brookdale's management, including a discussion of the quality and the acceptability of the accounting principles, the reasonableness of significant judgments and estimates, and the clarity and completeness of disclosures in the financial statements. Brookdale's independent registered public accounting firm, Ernst & Young LLP ("EY"), is responsible for performing an independent audit of Brookdale's financial statements in accordance with the standards of the Public Company

Accounting Oversight Board (United States) and for issuing a report on their audit of the financial statements. The Audit Committee's responsibility is to monitor and review these processes. The Audit Committee has also reviewed and discussed with EY the audited financial statements, the matters required to be discussed under applicable auditing standards (including Auditing Standard No. 1301, "Communications with Audit Committees" issued by the Public Company Accounting Oversight Board), and other matters the Committee deemed appropriate. The Audit Committee has received the written disclosures and the letter from EY required by applicable requirements of the Public Company Accounting Oversight Board regarding EY's communications with the Audit Committee concerning independence, and has discussed with EY such firm's independence. The Audit Committee also considered whether the independent auditors' provision of other, non-audit related services to Brookdale is compatible with maintaining such auditors' independence.

Based on the review and discussions with management and EY described above, and its review of the representations and information provided by management and EY, the Audit Committee recommended to Brookdale's Board of Directors that the audited financial statements be included in Brookdale's Annual Report on Form 10-K for the year ended December 31, 2018 for filing with the SEC.

Respectfully submitted by the Audit Committee of the Board of Directors,

AUDIT COMMITTEE

Denise W. Warren, Chair
Marcus E. Bromley
James R. Seward

Proposal 5: Approval of Amendment to the Certificate of Incorporation to Facilitate Majority Voting Standard for Uncontested Director Elections

Description of the Amendment

Article Eleven of our Certificate of Incorporation currently provides that directors will be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors at any annual or special meeting of stockholders. The Board is recommending that stockholders vote to amend Article Eleven of our Certificate of Incorporation to remove from it the plurality voting standard for director elections ("Charter Amendment No. 2") to facilitate the Board's implementation of a majority voting standard in uncontested director elections through an amendment to our Bylaws. The full text of Article Eleven, as proposed to be amended, is attached to this proxy statement as Appendix C.

If Charter Amendment No. 2 is approved by stockholders, it will become effective upon filing of a Certificate of Amendment with the Delaware Secretary of State to implement Charter Amendment No. 2, which is expected to occur promptly following the Annual Meeting, and the required vote for the election of directors will be as set forth in our Bylaws or, if not contained therein, the Delaware General Corporation Law. If Charter Amendment No. 2 is not approved by stockholders, it will not be implemented, and our Certificate of Incorporation will continue to provide that directors will be elected using a plurality voting standard.

 **The Board unanimously recommends that you vote "FOR" approval of Charter Amendment No. 2. Unless otherwise instructed, the named proxies will vote all WHITE proxy cards we receive "FOR" the proposal.**

Background of the Amendment

In 2015 the Board adopted a majority voting policy for uncontested director elections through an amendment to our Corporate Governance Guidelines. More recently, during the Board's and management's continued proactive corporate governance engagement with stockholders, several stockholders requested that the Board consider including such majority voting standard in our organizational documents rather than relying on the majority voting policy contained in our Corporate Governance Guidelines.

The Board continues to believe that a majority voting standard for uncontested director elections holds the Board accountable to stockholders who vote in such elections. The Board believes that including such a legally binding voting standard in our Bylaws further enhances the Board's commitment to accountability. To this end, on May 28, 2019, upon recommendation of the Nominating and Corporate Governance Committee, the Board unanimously approved and declared advisable, and determined to recommend that our stockholders approve, Charter Amendment No. 2 to facilitate the Board's implementation of a majority voting standard in uncontested director elections through an amendment to our Bylaws. The Board also unanimously approved and adopted an amendment to our Bylaws to remove the plurality voting standard and to implement a majority voting standard for uncontested director elections (the "Majority Voting Bylaw Amendment"). The effectiveness of the Majority Voting Bylaw Amendment is conditioned upon, and will be simultaneous with, the filing and effectiveness of a Certificate of Amendment with the Delaware Secretary of State to implement Charter Amendment No. 2 if it is approved by stockholders at the Annual Meeting. If Charter Amendment No. 2 is approved by stockholders, a majority voting standard for uncontested director elections will be implemented through the Majority Voting Bylaw Amendment and will be effective at next year's annual meeting of stockholders. The Board is not seeking stockholder approval of the Majority Voting Bylaw Amendment.

The Majority Voting Bylaw Amendment provides that except in a contested election, each director will be elected by a vote of the majority of votes cast with respect to that director's election at any meeting for the election of directors at which a quorum is present. For these purposes, a majority of votes cast means that the number of votes cast for a director's election exceeds the number of votes cast against that director's election, with abstentions and broker non-votes not counted as a vote cast either for or against. An election will be considered contested if as of the tenth day preceding the date we first mail our notice of meeting for such meeting to stockholders, the number of nominees exceeds the number of directors to be elected.

Under the Majority Voting Bylaw Amendment, in order for any person to be nominated by the Board for election as a director, such nominee must submit an irrevocable resignation, contingent on that nominee not receiving a majority of the votes cast in an election that is not a contested election and acceptance of that resignation by the Board in accordance with the policies and procedures adopted by the Board for such purpose. In the event a nominee fails to receive a majority of the votes cast in an election that is not a contested election, the Nominating and Corporate Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation of such nominee, or whether other action should be taken. The Board will act on the resignation, taking into account the Nominating and Corporate Governance Committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the SEC) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation and the Board in making its decision each may consider any factors and other information that it considers appropriate and relevant. Any nominee who tenders his or her resignation as described herein will not participate in the deliberations of the Nominating and Corporate Governance Committee or the Board regarding whether to accept the resignation. If the Board accepts a nominee's resignation, then the Nominating and Corporate Governance Committee will recommend to the Board whether to fill the resulting vacancy or vacancies or to reduce the size of the Board.

Conforming Amendment to Bylaws

The Board has conditionally approved the Majority Voting Bylaw Amendment to conform our Bylaws to the changes contained in Charter Amendment No. 2 if it is approved by our stockholders and to implement the majority voting standard for uncontested director elections as described above. The Board is not seeking stockholder approval of the Majority Voting Bylaw Amendment, but the effectiveness of such amendment is contingent upon, and will be simultaneous with, the filing and effectiveness of the Certificate of Amendment with the Delaware Secretary of State to implement Charter Amendment No. 2.

Vote Required

Stockholder approval of Charter Amendment No. 2 requires the affirmative vote of the holders of a majority of shares of our outstanding common stock on the record date. Abstentions and broker non-votes will have the same effect as voting against Charter Amendment No. 2.

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Proposal 6: Approval of Amended and Restated Brookdale Senior Living Inc. 2014 Omnibus Incentive Plan

On September 16, 2019, upon the recommendation of the Compensation Committee, the Board adopted the Amended and Restated Brookdale Senior Living Inc. 2014 Omnibus Incentive Plan (the "Amended and Restated 2014 Plan"), which will become effective upon, and subject to, receipt of the approval of our stockholders at the Annual Meeting. The current Brookdale Senior Living Inc. 2014 Omnibus Incentive Plan, as amended and restated (the "Existing 2014 Plan") was originally approved by stockholders at the 2014 annual meeting of stockholders, was subsequently amended and restated as approved by stockholders at the 2017 annual meeting of stockholders, and was amended via a standalone amendment approved by the Board on February 11, 2019. The Amended and Restated 2014 Plan will replenish the number of shares of common stock available to be granted under the plan by 5,400,000 and provide for certain other amendments described below.

Grants of equity-based awards to our employees, directors and consultants are an important part of our long-term incentive compensation program, which we use in order to strengthen the commitment of such individuals to the Company, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated individuals whose efforts will result in our long-term growth and success. Grants of equity-based awards to our employees, directors and consultants are also designed to encourage stock ownership by such individuals, which serves to align their interest with the interests of our stockholders. The proposed 5,400,000 additional shares, which represents 2.9% of the outstanding shares of our common stock (excluding outstanding unvested restricted shares) as of September 9, 2019 (the record date of the Annual Meeting), is expected to allow us to make our full annual equity compensation awards under the Amended and Restated 2014 Plan for approximately three years under our current equity compensation practices.

 **The Board unanimously recommends that you vote "FOR" approval of the Amended and Restated Brookdale Senior Living Inc. 2014 Omnibus Incentive Plan. Unless otherwise instructed, the named proxies will vote all WHITE proxy cards we receive "FOR" the proposal.**

Overview of Changes to the Existing 2014 Plan

The following table highlights certain provisions of the Amended and Restated 2014 Plan and the differences with the Existing 2014 Plan. This overview is qualified in its entirety by reference to the Amended and Restated 2014 Plan itself, a copy of which is attached hereto as Appendix D and incorporated by reference herein.

	Amended and Restated 2014 Plan	Change to Existing 2014 Plan
Shares Available for Future Awards	As of September 9, 2019, 10,757,369 shares of our common stock will be available for future awards, plus any additional shares that become available for reuse under the Amended and Restated 2014 Plan due to forfeitures, surrenders or cancellations of any of the 7,553,376 restricted stock and RSU awards outstanding thereunder as of September 9, 2019.	Represents an increase of 5,400,000 shares from the Existing 2014 Plan.
Plan Term	The Amended and Restated 2014 Plan will terminate on the tenth anniversary of the Annual Meeting. Awards granted before such time will remain outstanding in accordance with their terms.	The Existing 2014 Plan will terminate on June 5, 2024.
Limitations on Awards Granted During Any Fiscal Year	No individual who is likely to be a "covered employee" will be granted either restricted shares, RSUs, unrestricted shares, performance awards or other stock-based awards for more than 800,000 shares during any fiscal year.	Represents an increase from the 700,000 share limitation for restricted shares, RSUs, unrestricted shares, performance awards or other stock-based awards under the Existing 2014 Plan.
Dividends Subject to Vesting	Dividends or dividend equivalents credited with respect to any award granted under the Amended and Restated 2014 Plan will be subject to the same restrictions, conditions and risks of forfeiture as the underlying awards.	The Existing 2014 Plan allows dividends and dividend equivalents credited with respect to certain awards to be paid currently, without regard to whether the underlying awards ultimately vest.
One-Year Minimum Vesting Requirement	The Amended and Restated 2014 Plan provides that all equity-based awards granted under the plan, other than awards representing a maximum of 5% of the shares reserved for issuance under the plan, will be subject to an ordinary course minimum vesting period of at least 12 months following the grant date.	The Existing 2014 Plan contains minimum vesting requirements that apply only to full value awards, excluding any full value awards granted to directors.

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Shares Available For Issuance Under the Plan

The Existing 2014 Plan reserved for issuance a number of shares of our common stock equal to the sum of (i) 14,000,000 shares of our common stock; (ii) the 1,391,474 shares of our common stock reserved but unissued under our former Brookdale Senior Living Inc. Omnibus Stock Incentive Plan (the "Former Plan") as of June 5, 2014 (the date on which the Board initially adopted the Existing 2014 Plan); and (iii) the 807,274 shares of our common stock that became available for reuse under the terms of the Former Plan following June 5, 2014. As of September 9, 2019 (the record date of the Annual Meeting), 5,357,369 shares of our common stock remained available for issuance with respect to future awards under the Existing 2014 Plan. It is unlikely that such number of shares will be sufficient to complete our full annual equity compensation award cycle beyond 2020 in accordance with our current equity compensation practices. We therefore are requesting that our stockholders vote to approve the Amended and Restated 2014 Plan, which will reserve for issuance an additional 5,400,000 shares of our common stock. If stockholders approve the Amended and Restated 2014 Plan, approximately 10,757,369 shares of our common stock will be available for awards, plus any additional shares that become available for reuse under the terms of the Amended and Restated 2014 Plan due to forfeitures, surrenders or cancellations of any of the 7,553,376 restricted stock and RSU awards outstanding thereunder as of September 9, 2019. The proposed 5,400,000 additional shares, which represent 2.9% of the outstanding shares of our common stock (excluding outstanding unvested restricted shares) as of September 9, 2019, are expected to allow us to make our full annual equity compensation awards under the Amended and Restated 2014 Plan for approximately three years under our current equity compensation practices. If our stockholders do not approve the Amended and Restated 2014 Plan, the Existing 2014 Plan will remain in effect.

While equity-based awards are an important part of our long-term incentive compensation program, the Board and the Compensation Committee are mindful of our responsibility to stockholders to exercise judgment in granting equity-based awards to minimize stockholder dilution. The Board and the Compensation Committee believe that stockholder approval of the Amended and Restated 2014 Plan will enable us to continue to effectively incentivize our employees, directors and consultants while maintaining reasonable overhang and burn rates. In determining the number of shares of our common stock to be reserved for issuance under the Amended and Restated 2014 Plan, the Compensation Committee, with the assistance of F.W. Cook (the Compensation Committee's independent compensation consultant), conducted an evaluation of the number of shares of our common stock remaining available for issuance under the Existing 2014 Plan, our historic burn rate and the overhang associated with the plan, which are described below. Based on this review, the Compensation Committee and the Board unanimously determined that it was advisable and in the best interest of our stockholders to adopt the Amended and Restated 2014 Plan, with the number of shares of our common stock to be reserved for issuance thereunder as described above, to ensure that we can continue to provide a proper level of compensation to our employees, directors and consultants.

- *Burn Rate*. Burn rate measures the historic dilutive impact of our equity compensation program. Our burn rate is equal to our total equity awards granted during the year, divided by the number of weighted average shares used in computing our basic and diluted net loss per share. The annual burn rates of awards granted under the Existing 2014 Plan for the last three fiscal years were as follows (share numbers in thousands):

	2018	2017	2016	3-Year Average
Total Awards Granted During Fiscal Year [1]	3,880	2,569	3,141	3,197
Weighted Average Shares Used in Computing Basic and Diluted Net Loss per Share	187,468	186,155	185,653	186,425
Burn Rate	**2.1%**	**1.4%**	**1.7%**	**1.7%**

(1) Includes the time-based restricted shares and the target number of performance-based restricted shares granted during the applicable fiscal years. For performance-based restricted shares granted during the applicable fiscal years, the target number is the maximum number of shares that can be earned pursuant to such awards.

The foregoing burn rates exclude 10,348 restricted stock units granted in 2016 and 5,199 restricted stock units granted in 2017 to a former director at his election in lieu of a portion of his quarterly cash compensation under our director compensation program.

- *Overhang*. Overhang measures potential stockholder dilution and is equal to the number of shares subject to outstanding equity awards, plus the number of shares available to be granted, divided by the total number of shares outstanding (excluding unvested restricted stock). As of September 9, 2019 (the record date of the Annual Meeting), the total number of outstanding and available shares with respect to all of our equity compensation plans was as follows: (i) 7,553,376 shares of our common stock were subject to outstanding awards under the Existing 2014 Plan, (ii) 6,850 shares of our outstanding common stock were subject to outstanding awards under the Former Plan, (iii) 5,357,369 shares of our common stock were available for future awards under the Existing 2014 Plan, (iv) 35,936 shares of our common stock were available for future awards under the Director Stock Purchase Plan and (v) 539,081 shares of our common stock were available for future awards under the Associate Stock Purchase Plan, which resulted in an overhang percentage of 7.3% based on a total number of 185,542,096 shares outstanding as of such date (excluding unvested restricted stock). The 5,400,000 additional shares of our common stock proposed to be included in the share reserve under the Amended and Restated 2014 Plan would increase the overhang percentage to 10.2%. All awards granted to date under the Existing 2014 Plan and the Former Plan have been full value awards (primarily restricted stock). We have never awarded options or stock appreciation rights.

Description of the Amended and Restated 2014 Plan

The following is a summary of the material provisions of the Amended and Restated 2014 Plan. This summary is qualified in its entirety by reference to the Amended and Restated 2014 Plan itself, a copy of which is attached hereto as Appendix D and incorporated by reference herein.

Eligibility

Any employee, director or consultant of the Company or any of its subsidiaries is eligible to receive awards under the Amended and Restated 2014 Plan, in each case as selected from time to time by the Compensation Committee. The term "consultant" includes consultants or advisors who are natural persons engaged to render bona fide services to the Company and its subsidiaries. The Compensation Committee has the sole and complete authority (subject to any delegation of such authority) to determine who will be granted an award under the Amended and Restated 2014 Plan and takes into account, among other factors, the need to incentivize selected employees, directors and consultants of the Company and any of its subsidiaries whose contributions are essential to the growth and success of the Company's business.

As of September 9, 2019, (i) approximately 61,500 employees of the Company and its subsidiaries were eligible to receive awards under the Existing 2014 Plan and will be eligible to receive awards under the Amended and Restated 2014 Plan, of whom approximately 800 have been selected by the Compensation Committee for participation in and hold awards under the Existing 2014 Plan; (ii) eight directors were eligible to receive awards under the Existing 2014 Plan and will be eligible to receive awards under the Amended and Restated 2014 Plan, all of whom have been selected by the Compensation Committee for participation in and hold awards under the Existing 2014 Plan; and (iii) approximately 30 consultants were eligible to receive awards under the Existing 2014 Plan and will be eligible to receive awards under the Amended and Restated 2014 Plan, none of whom have been selected by the Compensation Committee for participation in or hold awards under the Existing 2014 Plan.

Shares Available; Certain Limitations

The number of shares of our common stock reserved and available for issuance under the Amended and Restated 2014 Plan will be equal to the sum of (i) 14,000,000 shares of our common stock, (ii) the 1,391,474 shares of our common stock reserved but unissued under the Former Plan as of June 5, 2014 (the date on which the Board initially adopted the Existing 2014 Plan); (iii) the 807,274 shares of our common stock that became available for reuse under the terms of the Former Plan following June 5, 2014; and (iv) 5,400,000 shares of our common stock. All shares of our common stock that are available for the grant of awards under the Amended and Restated 2014 Plan may be granted as incentive stock options.

Under the Amended and Restated 2014 Plan, (i) no individual will be granted options or stock appreciation rights ("SARs") for more than 750,000 shares of our common stock during any fiscal year and (ii) no individual who is likely to be a "covered employee" for purposes of Section 162(m) of the Internal Revenue Code will be granted either (A) restricted shares, restricted stock units ("RSUs"), unrestricted shares, performance awards or other stock-based awards for more than 800,000 shares of our common stock during any fiscal year or (B) an award denominated in cash in excess of $3,000,000 during any fiscal year.

Non-employee directors are eligible to receive awards under the Amended and Restated 2014 Plan, as determined by the Compensation Committee. The aggregate value of all compensation paid or granted, as applicable, to any individual for service as a non-employee director with respect to any calendar year, including equity awards granted and cash fees paid by the Company to such non-employee director shall not exceed $600,000. The Amended and Restated 2014 Plan permits the Board to make exceptions to increase the applicable limit up to $1,000,000 for individual non-employee directors in extraordinary circumstances, such as where any such individual serves as non-executive chairman of the Board or on a special litigation or transactions committee; provided that the interested director does not take part in the decision to make such exception. For purposes of the foregoing limitation, equity awards will be valued at the grant date fair value for accounting purposes.

Equity-based awards granted under the Amended and Restated 2014 Plan will be subject to an ordinary course minimum vesting period of at least 12 months following the grant date, with an exception for a number of equity-based awards representing a maximum of 5% of the aggregate shares reserved for issuance under the Amended and Restated 2014 Plan (as described in the first paragraph of this section).

In addition, any dividends or dividend equivalents credited with respect to any award granted under the Amended and Restated 2014 Plan will be subject to the same restrictions, conditions and risks of forfeiture as the underlying awards.

Administration; No Repricing

The Amended and Restated 2014 Plan will be administered by the Compensation Committee (sometimes referred to as the "plan administrator"). The plan administrator may interpret the Amended and Restated 2014 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Amended and Restated 2014 Plan. The Amended and Restated 2014 Plan permits the plan administrator to select the employees, directors and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares subject to awards, the term of the awards and the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including but not limited to extending the exercise period of such awards and accelerating the vesting schedule of such awards. The plan administrator may also delegate its authority under the Amended and Restated 2014 Plan (other than its authority to grant awards to any participant who is subject to reporting under Section 16 of the Securities Exchange Act of 1934, as amended) to one or more officers of the Company, subject to the requirements of applicable law or any stock exchange on which the shares are traded.

Notwithstanding the foregoing, the plan administrator may not reprice or cancel and regrant any stock option, or if applicable, any other award at a lower exercise price or purchase price, or cancel any award with an exercise, base or purchase price in exchange for cash, property or other award, without first obtaining stockholder approval.

Term of the Amended and Restated 2014 Plan

The Amended and Restated 2014 Plan will terminate on the tenth anniversary of the Annual Meeting. Awards granted before such time will remain outstanding in accordance with their terms.

Types of Awards

The Amended and Restated 2014 Plan provides for the issuance of stock options (including incentive stock options and nonqualified stock options), SARs, restricted shares, RSUs, unrestricted shares, performance awards (which may include cash awards) and other stock-based awards to our employees, directors and consultants.

Restricted Shares and RSUs

Restricted shares and RSUs may be granted under the Amended and Restated 2014 Plan. The plan administrator will determine the purchase price, vesting schedule and performance objectives, if any, with respect to the grant of restricted shares and RSUs. If the restrictions, performance objectives or other conditions determined by the plan administrator are not satisfied, the restricted shares and RSUs will be forfeited.

Subject to the provisions of the Amended and Restated 2014 Plan and applicable award document, the plan administrator may provide for the lapse of restrictions on restricted shares and RSUs in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including, but not limited to, the attainment of certain performance objectives, a participant's termination of employment or service or a participant's death or disability. The rights of restricted share and RSU holders upon a termination of employment or service will be set forth in individual award documents.

Except as otherwise provided in an award document, a participant granted restricted shares will generally not have dividend or voting rights on restricted shares during the restricted period with respect to such restricted shares. With respect to RSUs, during the restricted period, subject to the terms and conditions imposed by the plan administrator in the award documents, the RSUs may be credited with dividend equivalent rights. Any dividends or dividend equivalent rights credited with respect to restricted shares or RSUs will be paid upon, and subject to, the vesting and settlement of the underlying restricted shares or RSUs.

Performance Awards

Performance awards may be granted by the plan administrator under the Amended and Restated 2014 Plan. A performance award consists of a right that is (i) denominated in cash or shares of our common stock, (ii) valued, as determined by the plan administrator, in accordance with, or subject to, the achievement of such performance objectives during such performance periods as the plan administrator shall establish, and (iii) payable at such time and in such form as the plan administrator shall determine. Performance awards may be paid in a lump sum or in installments or on a deferred basis. Termination of a participant's employment or service prior to the end of any performance period will result in the forfeiture of the performance award for that period, and no payments will be made with respect to that period, except that the plan administrator at or after grant may provide that certain performance awards may be paid upon certain terminations of the participant's employment or service with the Company.

Stock Options

Stock options, including incentive stock options or nonqualified stock options, may be granted under the Amended and Restated 2014 Plan. The incentive stock options ("ISOs") granted under the Amended and Restated 2014 Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code and may only be granted to our employees or any employee of any of our subsidiaries. The exercise price of all stock options granted under the Amended and Restated 2014 Plan will be determined by the plan administrator, provided that no option will be granted under the Amended and Restated 2014 Plan with an exercise price that is less than 100% of the fair market value of a share of our common stock on the date of grant. Further, the exercise price of ISOs granted to stockholders who own greater than 10% of our voting stock will not be granted at a price less than 110% of the fair market value of a share of our common stock on the date of grant. The term of all stock options granted under the Plan will be determined by the plan administrator, but may not exceed 10 years (5 years for ISOs granted to stockholders who own greater than 10% of our voting stock). To the extent that the aggregate fair market value (as of the date the options were granted) of shares of our common stock subject to ISOs granted to an optionee that first become exercisable in any calendar year exceeds $100,000, the excess options will be treated as nonqualified stock options. Each stock option will be exercisable (including in the event of the optionee's termination of employment or service) at such time and pursuant to such terms and conditions as determined by the plan administrator in the applicable stock option agreement.

Stock Appreciation Rights

SARs may be granted under the Amended and Restated 2014 Plan either alone or in conjunction with all or part of any stock option granted under the Amended and Restated 2014 Plan. A free-standing SAR granted under the Amended and Restated 2014 Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over a specified price fixed by the plan administrator (which must be no less than the fair market value of a share of our common stock on the date of grant). A SAR granted in conjunction with all or part of a stock option under the Amended and Restated 2014 Plan entitles its holder to receive, at the time of exercise of the SAR and the surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over the exercise price of the related stock option. The maximum term of all SARs granted under the Amended and Restated 2014 Plan will be determined by the plan administrator, but may not exceed 10 years. The plan administrator may determine to settle the exercise of a SAR in shares of our common stock, cash, or any combination thereof.

Each free-standing SAR will vest and become exercisable (including in the event of the SAR holder's termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual free-standing SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.

Other Stock Based Awards; Unrestricted Shares

The plan administrator is also authorized to grant other stock-based awards to participants, which may include dividend equivalents or performance units, each of which may be subject to the attainment of performance goals or a period of continued employment or other terms or conditions as permitted by the Amended and Restated 2014 Plan; provided that any dividend equivalent rights will be paid upon, and subject to, the vesting and settlement of the underling awards. In addition, fully vested shares of our common stock may be granted under the Amended and Restated 2014 Plan, subject to the minimum vesting period and the 5% exception thereto described above in the section entitled "Shares Available; Certain Limitations."

Performance Goals

The vesting and/or payment of performance-based awards granted under the Amended and Restated 2014 Plan will be based on criteria selected by the plan administrator, which may include one or more of the following criteria: (i) earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth, including revenue per occupied unit ("RevPOR") and revenue per available unit ("RevPAR"); costs, cost growth or cost rate of growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) cumulative earnings per share growth; (xiv) operating margin or profit margin; (xv) common stock price or absolute or relative total stockholder return; (xvi) cost targets, reductions and savings, productivity and efficiencies; (xvii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation or information technology goals, or goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xviii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies, processes and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; (xix) Cash From Facility Operations ("CFFO") or CFFO per share; adjusted CFFO or adjusted CFFO per share; CFFO, adjusted CFFO, CFFO per share or adjusted CFFO per share growth; Adjusted Free Cash Flow; or other operating cash flow measures; (xx) Facility Operating Income ("FOI") or FOI per share; (xxi) Adjusted EBITDA or Adjusted EBITDA per share; (xxii) net operating income ("NOI") or NOI per share; and (xxiii) any combination of, or a specified increase in, any of the foregoing.

The business criteria may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to us or any of our affiliates (including our proportionate share of such items attributable to any joint venture in which we have an interest but that is not controlled by us or in which we share control), or one of our or our affiliates' divisions, segments, same-community or strategic business units, or may be applied to our performance relative to a market index, a group of other companies or a combination thereof, all as determined by the plan administrator. The business criteria may also be subject to a threshold level of performance below which no payment will be made or no vesting shall occur, levels of performance at which specified payments will be made or specified vesting shall occur, and a maximum level of performance above which no additional payment will be made or at which full vesting shall occur. Except as otherwise noted, the business criteria will be determined in accordance with generally accepted accounting principles. The plan administrator will have the authority to make equitable adjustments to the business criteria as determined by the plan administrator, including in recognition of unusual or non-recurring events affecting us or any of our affiliates or our financial statements or the financial statements of any of our affiliates, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

Merger, Consolidation and Other Changes in Corporate Structure

In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure, the plan administrator shall make an equitable substitution or proportionate adjustment in (1) the aggregate number of shares reserved for issuance under the Amended and Restated 2014 Plan and the maximum number of shares that may be subject to awards granted to any participant in any fiscal year, (2) the kind, number and exercise price of shares subject to outstanding stock options and SARs granted under the Amended and Restated 2014 Plan, (3) the performance objectives applicable to outstanding awards and (4) the kind, number and purchase price of shares, or the amount of cash or amount or type of other property, subject to outstanding awards granted under the Amended and Restated 2014 Plan. In addition, the plan administrator, in its discretion, may terminate all awards in exchange for the payment of cash or in-kind consideration having an aggregate fair market value equal to the fair market value of the shares, cash or other property covered by such award, reduced by the aggregate exercise price of such award (if any); provided that if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares, cash or other property covered by such award, the Board may cancel such award without the payment of any consideration to the participant.

Change in Control

Unless otherwise evidenced in an award document, in the event that (i) a "change in control" (as defined below) occurs and (ii) either (x) an outstanding award is not assumed or substituted in connection with the change in control or (y) an outstanding award is assumed or substituted in connection with the change in control and a participant's employment or service is terminated by us or any of our successors or affiliates without cause within 12 months following the change in control, then (a) any unvested or unexercisable portion of any award carrying a right to exercise will become fully vested and exercisable, and (b) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any award will lapse and such unvested awards will be deemed fully vested, and any performance conditions imposed with respect to awards that are performance-based will be deemed to be fully achieved at target performance levels.

Definition of Change in Control

For purposes of the Amended and Restated 2014 Plan, the term "change in control" generally means the occurrence of any of the following, in summary: (1) any person or entity becomes the beneficial owner of our securities representing 50% of our then outstanding voting power; (2) an unapproved change in Board membership which results in the incumbent directors ceasing to constitute a majority of the Board, provided that for purposes of this summary, "incumbent directors" are individuals who served as directors as of June 5, 2014 or any new directors (other than a director whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of directors) whose appointment or election was approved or recommended by a vote of at least 2/3 of the directors then still in office who were either in office as of June 5, 2014 or whose appointment, election or nomination for election was previously so approved or recommended; (3) the consummation of a merger of us or any of our subsidiaries with any other corporation, other than a merger immediately following which the individuals who comprise the Board immediately prior to the merger constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a subsidiary, the ultimate parent thereof; or (4) our stockholders approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale of all or substantially all of the Company's assets, other than (a) a sale of such assets to an entity, at least 50% of the voting power of which is held by our stockholders following the transaction in substantially the same proportions as their ownership of us immediately prior to the transaction or (b) a sale of such assets immediately following which the individuals who comprise our Board immediately prior to such sale constitute at least a majority of the board of directors of the entity to which the assets are sold or, if that entity is a subsidiary, the ultimate parent thereof. Notwithstanding the foregoing, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions following which stockholders of the Company immediately prior thereto hold the same proportionate equity interest in the entity which owns all or substantially all of the assets of the Company immediately thereafter.

Amendment, Alteration and Termination

The terms of the Amended and Restated 2014 Plan provide that the Board may amend, alter or terminate the Amended and Restated 2014 Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant's consent. The plan administrator, however, reserves the right to amend, modify or supplement an award to either bring it into compliance with Section 409A of the Internal Revenue Code, or to cause the award not to be subject to such Section.

Additional Information

New Plan Benefits

As noted above, participants in the Amended and Restated 2014 Plan will generally be selected in the discretion of the Compensation Committee from among our employees, directors and consultants. Thus, the benefits or amounts that will be received by or allocated to any individual or group generally are not determinable at this time. For information relating to the grants made under the Existing 2014 Plan for the last fiscal year to the Company's named executive officers, see the "Grants of Plan-Based Awards" table above on page 58 of this proxy statement. For information relating to the awards outstanding and the number of shares of our common stock remaining available for future issuance under the Existing 2014 Plan as of December 31, 2018, see the section below entitled "Equity Compensation Plan Information."

Existing Plan Benefits

As of September 9, 2019, the following number of outstanding restricted shares and RSUs were held under the Existing 2014 Plan by the following individuals and groups: (i) each of our named executive officers held the following amounts: Ms. Baier held 1,204,675 restricted shares; Mr. Swain held 271,892 restricted shares; Ms. Patchett held 234,613 restricted shares; and Mr. White held 100,817 restricted shares; (ii) our executive officers (including our named executive officers) as a group held an aggregate of 2,064,480 restricted shares; (iii) our current non-employee directors as a group held an aggregate of 11,299 restricted shares and 2,398 RSUs; (iv) the Board's nominees for election as new directors at the Annual Meeting held zero restricted shares and RSUs; (v) associates of our executive officers and non-employee directors and the Board's nominees for election as new directors at the Annual Meeting held zero restricted shares and RSUs; and (vi) all employees, including all current officers who are not executive officers, as a group held an aggregate of 7,539,679 restricted shares. As of such date, Ms. Baier is the only person who held 5% or more of the total number of outstanding restricted shares and RSUs under the Existing 2014 Plan.

The foregoing restricted shares and RSUs were granted in consideration for services provided to the Company as an employee or as a non-employee director. As of the close of business on September 9, 2019 (the record date of the Annual Meeting), the closing price of a share of our common stock traded on the NYSE was $8.19. For a summary of certain federal income tax consequences of the issuance, vesting and settlement of such restricted shares and RSUs to the Company and the participants, see the section below entitled "Certain Federal Income Tax Consequences."

Registration with SEC

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the Amended and Restated 2014 Plan that have not already been so registered.

Certain Federal Income Tax Consequences

The following is a brief summary of certain U.S. federal income tax aspects of awards that may be granted under the Amended and Restated 2014 Plan based upon the federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive, and the exact tax consequences to any participant will depend upon his or her particular circumstances and other factors. Plan participants must consult their tax advisors with respect to any state, local and foreign tax considerations or particular federal tax implications of awards granted under the Amended and Restated 2014 Plan.

BROOKDALE
SENIOR LIVING

Restricted Shares

A participant receiving restricted shares generally recognizes ordinary income in the amount of the fair market value of the restricted shares at the time the shares are no longer subject to forfeiture, less the consideration paid for the shares. The Company is generally entitled to a deduction of an amount equal to the ordinary income recognized by the participant. With respect to the sale of shares after the forfeiture period has expired, the tax basis for determining gain or loss when such shares are sold is the amount included in ordinary income plus any purchase price paid for the shares, and the holding period to determine whether the participant has long-term or short term capital gain or loss generally begins when the restriction period expires.

However, under Section 83(b) of the Internal Revenue Code, a participant may elect, within 30 days of the grant of the stock, to recognize taxable ordinary income on the date of grant equal to the excess of the fair market value of the restricted shares (determined without regard to the restrictions) over the purchase price of the restricted shares. The Company is entitled to a deduction equal to the amount that is taxable as ordinary income to the participant in the year that such income is taxable. If the shares appreciate in value between the time of the 83(b) election and the date the shares are no longer subject to forfeiture, the tax on the appreciation will be deferred until such time as the shares are sold. When such appreciated shares are sold, the tax basis for determining gain or loss is equal to the taxable ordinary income recognized on the date of grant plus any purchase price paid for the shares, and the holding period commences on the date of grant.

If, after making an 83(b) election, the shares are forfeited, the participant will be entitled to claim a tax loss in an amount equal to the purchase price paid for the forfeited shares, if any, less any amount realized on the forfeiture. However, a tax loss may not be claimed for the amount recognized as ordinary income as a result of the election.

Restricted Stock Units

In general, the grant of RSUs will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award in cash or shares, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction at the same time and in the same amount.

Performance Awards

A participant who receives a performance award generally recognizes ordinary income in an amount equal to any cash received and the fair market value of any shares received on the date of payment or delivery. We generally will be entitled to a tax deduction at the same time and in the same amount.

Incentive Stock Options

No taxable income is recognized by the participant upon the grant or exercise of an ISO. If shares of our common stock are issued to a participant pursuant to the exercise of an ISO, and if no disqualifying disposition of the shares is made by the participant within two years of the date of grant or within one year after the transfer of the shares to the participant, then: (i) upon the sale of the shares, any amount realized in excess of the exercise price is taxed to the participant as long-term capital gain, and any loss sustained will be a capital loss; and (ii) no deduction is allowed to the Company for federal income tax purposes. The exercise of an ISO gives rise to an item of tax preference that may result in an alternative minimum tax liability for the participant unless the participant makes a disqualifying disposition of the shares received upon exercise.

If shares of our common stock acquired upon the exercise of an ISO are disposed of prior to the expiration of the holding periods described above, then generally: (i) the participant recognizes ordinary income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the option price paid for such shares, and (ii) the Company is entitled to deduct any such recognized amount. Any further gain or loss realized by the participant is taxed as short-term or long-term capital gain or loss, as the case may be, and does not result in any deduction by the Company.

Subject to certain exceptions for disability or death, if an ISO is exercised more than three months following the termination of the participant's employment, the option is generally taxed as a nonqualified stock option.

Nonqualified Stock Options

Except as noted below, with respect to nonqualified stock options: (i) no income is recognized by the participant at the time the option is granted; (ii) generally upon exercise of the option, the participant recognizes ordinary income in an amount equal to the difference between the exercise price paid for the shares and the fair market value of the shares on the date of exercise, and the Company will be entitled to a tax deduction in the same amount; and (iii) at disposition, any appreciation (or depreciation) after the date of exercise is treated either as short-term or long-term capital gain or loss, depending upon the length of time that the participant has held the shares.

Stock Appreciation Rights

No income is recognized by a participant in connection with the grant of a SAR. When the SAR is exercised, the participant generally recognizes ordinary income in an amount equal to the amount of cash and the fair market value of any shares received. The Company is entitled to a deduction at the time and in the amount included in the participant's income by reason of the exercise. If the participant receives shares of our common stock upon exercise of a SAR, the post-exercise appreciation or depreciation is treated in the same manner discussed above under "Nonqualified Stock Options."

Other Awards

The federal income tax treatment of other stock-based awards depends on the nature of any such awards and the restrictions applicable to such awards. Such awards may, depending on the conditions applicable to the awards, be taxable as an option, awards of restricted stock or in a manner not described herein. With respect to cash awards and unrestricted shares granted under the Amended and Restated 2014 Plan, generally when the participant receives such award, the amount of cash and/or the fair market value of the shares of our common stock received will be ordinary income to the participant, and we generally will be entitled to a tax deduction at the same time and in the same amount.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2018 with respect to our equity compensation plans (after giving effect to shares issued and/or vesting on such date):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)[1]	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[2]	—	—	8,871,506
Equity compensation plans not approved by security holders[3]	—	—	35,936
Total[4]	—	—	8,907,442

(1) As of December 31, 2018, an aggregate of 5,756,435 shares of unvested restricted stock were outstanding under the Existing 2014 Plan, and an aggregate of 6,850 vested restricted stock units were outstanding under the Former Plan. Pursuant to SEC guidance, such shares of restricted stock and restricted stock units are not reflected in the table above. The Existing 2014 Plan allows awards to be made in the form of stock options, stock appreciation rights, restricted shares, restricted stock units, unrestricted shares, performance awards and other stock-based awards.

(2) The number of shares remaining available for future issuance under equity compensation plans approved by security holders consists of 8,237,094 shares remaining available for future issuance under the Existing 2014 Plan and 634,412 shares remaining available for future issuance under the Associate Stock Purchase Plan.

(3) Represents shares remaining available for future issuance under our Director Stock Purchase Plan. Under the existing compensation program for the members of the Board, each non-employee/non-consultant director has the opportunity to elect to receive either immediately vested shares or restricted stock units in lieu of up to 50% of his or her quarterly cash compensation. Any immediately vested shares that are elected to be received will be issued pursuant to the Director Stock Purchase Plan. Under the director compensation program, all cash amounts are payable quarterly in arrears, with payments to be made on April 1, July 1, October 1 and January 1. Any immediately vested shares that a director elects to receive under the Director Stock Purchase Plan will be issued at the same time that cash payments are made. The number of shares to be issued will be based on the closing price of our common stock on the date of issuance (i.e., April 1, July 1, October 1 and January 1), or if such date is not a trading date, on the previous trading day's closing price. Fractional amounts will be paid in cash. The Board initially reserved 100,000 shares of our common stock for issuance under the Director Stock Purchase Plan.

(4) As of September 9, 2019 (the record date of the Annual Meeting), (i) an aggregate of 7,553,376 restricted stock and restricted stock unit awards were outstanding under the Existing 2014 Plan and an aggregate of 6,850 vested restricted stock units were outstanding under the Former Plan, (ii) the number of shares remaining available for future issuance under equity compensation plans approved by security holders consisted of 5,357,369 shares remaining available for future issuance under the Existing 2014 Plan and 539,081 shares remaining available for future issuance under the Associate Stock Purchase Plan and (iii) the number of shares remaining available for future issuance under the Director Stock Purchase Plan consisted of 35,936 shares.

Certain Relationships and Related Transactions

The Board has adopted a written Policy and Procedures with Respect to Related Person Transactions, which we refer to as our Related Person Policy. Pursuant to the terms of the Related Person Policy, we will enter into or ratify related person transactions only when the Audit Committee determines that the transaction in question is in, or is not inconsistent with, the best interests of the Company and our stockholders.

Related person transactions that are identified as such prior to the consummation thereof or amendment thereto may be consummated or amended only if the transaction has been reviewed and approved in advance by the Audit Committee (or in those instances where the General Counsel determines that it is not practicable or desirable for the Company to wait until the next Audit Committee meeting, by the chair of the Audit Committee). All Related Persons (defined below) and all business unit leaders responsible for a proposed transaction are required to report to our legal department any potential related person transaction prior to entering into the transaction. The legal department will determine whether the transaction is a related person transaction and, therefore, should be submitted to the Audit Committee for consideration. In the event our Chief Executive Officer, Chief Financial Officer or General Counsel becomes aware of a pending or ongoing related person transaction that has not been previously approved or ratified, the transaction will promptly be submitted to the Audit Committee or its chair, which will evaluate all available options, including ratification, amendment or termination of the transaction. In the event any of such persons become aware of a completed related person transaction that has not been previously approved or ratified, the Audit Committee or its chair shall evaluate the transaction to determine if rescission of the transaction and/or any disciplinary action is appropriate.

At the Audit Committee's first meeting of each fiscal year, the committee will review any previously approved or ratified related person transactions that remain ongoing and have a remaining term of more than six months or remaining amounts payable to or receivable from the Company of more than $120,000 and, taking into consideration the Company's contractual obligations, will determine whether to continue, modify or terminate each such transaction.

Our Related Person Policy covers all transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest.

A "Related Person", as defined in our Related Person Policy, means any person who is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company; any person who is known to be the beneficial owner of more than 5% of any class of the Company's voting securities; any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Our Related Person Policy also requires Audit Committee pre-approval of proposed charitable contributions, or pledges of charitable contributions, by the Company to a charitable or non-profit organization for which a Related Person is actively involved in fundraising or otherwise serves as a director, trustee or in a similar capacity.

Since December 31, 2017, there have not been any related person transactions that are required to be disclosed pursuant to Item 404(a) of Regulation S-K.

BROOKDALE
SENIOR LIVING

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the record date of the Annual Meeting, the total number of shares of our common stock beneficially owned, and the percent so owned, by (1) each person known by us to own more than 5% of our common stock, (2) each of our directors, director nominees and named executive officers and (3) all directors and executive officers as a group, based on 193,093,074 shares of our common stock (including restricted shares) outstanding as of that date. Unless otherwise indicated, each of the beneficial owners listed has, to the Company's knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated, the address of each person named in the table is c/o Brookdale Senior Living Inc., 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027.

Name of Beneficial Owner	Number of Shares [1]	Percentage
Executive Officers and Directors		
Lucinda M. Baier	1,344,934	*
Steven E. Swain	272,092	*
Mary Sue Patchett	304,285	*
Chad C. White	133,181	*
Marcus E. Bromley	60,966	*
Frank M. Bumstead	201,019	*
Jackie M. Clegg	103,678	*
Rita Johnson-Mills	18,660	*
James R. Seward	125,173	*
Denise W. Warren	24,401	*
Lee S. Wielansky	72,341	*
Victoria L. Freed	–	*
Guy P. Sansone	–	*
All executive officers and directors as a group (15 persons)	3,160,899	1.6%
5% Stockholders		
The Vanguard Group [2]	17,110,223	8.9%
Dimensional Fund Advisors LP [3]	15,745,300	8.2%
BlackRock, Inc. [4]	15,135,913	7.8%
Glenview Capital Management, LLC [5]	14,535,690	7.5%
Camber Capital Management LP [6]	11,000,000	5.7%

*   Less than 1%

(1) Consists of shares held, including all restricted shares held (whether or not such restricted shares have transfer and/or voting restrictions). For Mses. Clegg and Johnson-Mills, also includes 6,850 and 2,398 vested restricted stock units held by the director, respectively, which were issued at the director's election in lieu of a portion of quarterly cash compensation for service as a director. Ms. Baier's and Mr. White's reported shares include unrestricted shares held in a joint account with her or his spouse.

(2) Information regarding The Vanguard Group ("Vanguard") is based solely on a Schedule 13G/A filed with the SEC on February 11, 2019 by Vanguard. Vanguard reported that it has sole voting power with respect to 182,706 shares, shared voting power with respect to 39,627 shares, sole dispositive power with respect to 16,906,503 shares and shared dispositive power with respect to 203,720 shares. The address of the principal business office of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(3) Information regarding Dimensional Fund Advisors LP ("Dimensional Fund") is based solely on a Schedule 13G/A filed with the SEC on February 8, 2019 by Dimensional Fund. Dimensional Fund reported that it has sole voting power with respect to 15,318,412 shares and sole dispositive power with respect to 15,745,300 shares. The address of the principal business office of Dimensional Fund is Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(4) Information regarding BlackRock, Inc. ("BlackRock") is based solely on a Schedule 13G filed with the SEC on February 8, 2019 by BlackRock. BlackRock reported that it has sole voting power with respect to 14,663,125 shares and sole dispositive power with respect to 15,135,913 shares. The address of the principal business office of BlackRock is 55 East 52nd Street, New York, New York 10055.

(5) Information regarding Glenview Capital Management, LLC ("Glenview") is based solely on a Schedule 13G/A filed with the SEC on February 14, 2019 by Glenview and Larry Robbins. Glenview reported that it has shared voting power and shared dispositive power with respect to 14,535,690 shares. The address of the principal business office of Glenview is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

(6) Information regarding Camber Capital Management LP ("Camber") is based solely on a Schedule 13G filed with the SEC on March 18, 2019 by Camber and Stephen DuBois. Camber reported that it has shared voting and shared dispositive power with respect to 11,000,000 shares. The address of the principal business office of Camber is 101 Huntington Avenue, Suite 2101, Boston, Massachusetts 02199.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) reports they file. We reviewed copies of the forms received by us or written representations from certain reporting persons that they were not required to file these forms. Based solely on that review, we believe that during the fiscal year ended December 31, 2018, our officers, directors and ten-percent stockholders complied with all Section 16(a) filing requirements applicable to them.

BROOKDALE
SENIOR LIVING

Stockholder Proposals for 2020 Annual Meeting

Proposals of stockholders (other than director nominations) intended to be included in our proxy statement and form of proxy for the 2020 annual meeting of stockholders must be received by the Company no later than May 21, 2020 and must meet the requirements as to form and substance set forth in the rules and regulations of the SEC, including Rule 14a-8. As the rules of the SEC make clear, simply submitting a proposal does not guarantee that it will be included. Such proposals must be delivered or mailed to the Company's Secretary at the address noted below.

Director nominations of stockholders intended to be included in our proxy statement and form of proxy card for the 2020 annual meeting of stockholders under the proxy access provisions of our Bylaws must be received at our principal executive offices no earlier than April 21, 2020 and no later than May 21, 2020 (i.e., not less than 120 days nor more than 150 days prior to the first anniversary of the date we commenced mailing of our definitive proxy statement for the 2019 Annual Meeting). If the 2020 annual meeting of stockholders is called for a date that is not within 30 days before or after October 29, 2020 (i.e., the first anniversary of the 2019 Annual Meeting date), notice of such director nominations must be received at our principal executive offices no earlier than 150 days before the 2020 annual meeting and no later than the later of 120 days before the 2020 annual meeting or the tenth day following the day on which public announcement of the date of the 2020 meeting is first made by us. Such nominations must be delivered or mailed to the Company's Secretary at the address noted below.

Proposals and director nominations of stockholders intended to be considered at the 2020 annual meeting of stockholders, other than by means of inclusion in our proxy statement and form of proxy card under Rule 14a-8 and our proxy access bylaws, must be received at our principal executive offices no earlier than July 1, 2020 and no later than the close of business on July 31, 2020 (i.e., not less than 90 days nor more than 120 days prior to the first anniversary of the date of the 2019 Annual Meeting). If the 2020 annual meeting of stockholders is called for a date that is not within 25 days before or after October 29, 2020 (i.e., the first anniversary of the 2019 Annual Meeting date), the notice must be received at our principal executive offices no earlier than the close of business on the 90th day prior to the 2020 annual meeting and not later than the close of business on the later of the 60th day prior to the 2020 annual meeting or the tenth day following the day on which such notice of the date of the 2020 annual meeting is mailed or such public disclosure of the date of the 2020 annual meeting is made, whichever first occurs. Such proposals or nominations must be delivered or mailed to the Company's Secretary at the address noted below.

Stockholders submitting proposals or nominations using the foregoing procedures should deliver or mail the proposal or nomination, and all supporting information required by Rule 14a-8 or our Bylaws, as applicable, to Brookdale Senior Living Inc., 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027, Attention: Secretary. Stockholders who wish to submit a proposal or nomination are encouraged to seek independent counsel about requirements under SEC rules and our Bylaws. We will not consider any proposal or nomination that is not timely or otherwise does not meet the applicable requirements of Rule 14a-8 or our Bylaws, and we reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal or nomination that does not comply with such requirements.

Solicitation Costs

All expenses in connection with our solicitation of proxies for the Annual Meeting will be paid by the Company. We have engaged Innisfree M&A Incorporated to solicit proxies for a fee of up to $550,000 plus reimbursement for out-of-pocket costs. Brookdale has agreed to indemnify Innisfree M&A Incorporated against certain liabilities relating to, or arising out of, its engagement. Innisfree estimates that approximately 50 of its employees will assist in the Company's proxy solicitation. In addition, officers, directors, certain employees or other agents of the Company may solicit proxies in person, by mail, telephone, telefax, personal calls, or other electronic means. The Company will request brokers and other custodians in whose names shares are registered to furnish to the beneficial owners of the Company's common stock this proxy statement and the WHITE proxy card, and any other materials related to the Annual Meeting, including copies of our 2018 Annual Report, and, upon request, the Company will reimburse such registered holders for their out-of-pocket and reasonable expenses in connection therewith. Our aggregate expenses in connection with our solicitation of proxies, and excluding salaries and wages of our officers and regular employees, are expected to aggregate to approximately $5.5 million, of which approximately $3 million has been spent to date.

Accessing our SEC Filings

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and on the web site maintained by the SEC at www.sec.gov. Such information can also be accessed through our website at www.brookdale.com/investor.

A copy of the Company's 2018 Annual Report accompanies these materials and may also be obtained, without charge, by any stockholder to whom this proxy statement is sent, upon written request to Brookdale Senior Living Inc., 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027, Attention: Secretary.

BROOKDALE
SENIOR LIVING

Appendix A: Text of Charter Amendment No. 1 (Proposal 2)

If Charter Amendment No. 1 (Proposal 2) is approved by our stockholders, Article Eleven of our Certificate of Incorporation will be amended and restated as follows:

Article Eleven

The number of directors which constitute the whole Board of Directors shall be not less than three (3) or more than nine (9). The exact number of directors which shall constitute the whole Board of Directors shall be determined from time to time by a resolution adopted by a majority of the Board of Directors then in office. Until the election of directors at the 2021 annual meeting of stockholders (the “2021 Annual Meeting”), the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. Each director elected at or prior to the 2018 annual meeting of stockholders shall be elected for a term expiring on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected. Each director elected at the 2019 annual meeting of stockholders shall be elected for a ~~two~~one-year term expiring at the ~~2021~~ 2020 Annual Meeting. Each director elected at the 2020 annual meeting of stockholders shall be elected for a one-year term expiring at the 2021 Annual Meeting. At the 2021 Annual Meeting and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Prior to the 2021 Annual Meeting, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no case will a decrease in the number of directors shorten the term of any incumbent director. Directors need not be stockholders. Except as otherwise provided in the Bylaws, the directors shall be elected at the annual meeting of the stockholders, and each director elected shall hold office until the annual meeting of stockholders at which that director’s term expires and until such director’s successor is duly elected and qualified, or until such director’s death or retirement or until such director resigns or is removed in the manner hereinafter provided. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors at any annual or special meeting of stockholders. Such election shall be by written ballot. Any director or the whole Board of Directors may be removed from office at any time with the affirmative vote of the holders of a majority of the voting power of the then issued and outstanding Voting Shares: (i) but, until the 2021 Annual Meeting, only for cause, and (ii) beginning at the 2021 Annual Meeting, with or without cause.

Combined Adjusted Free Cash Flow

For purposes of the 2018 annual incentive plan, Combined Adjusted Free Cash Flow (CAFCF) was defined as the sum of the Company's consolidated Adjusted Free Cash Flow plus its proportionate share of unconsolidated ventures' Adjusted Free Cash Flow for 2018, adjusted to exclude transaction, retention and severance costs in excess of budgeted amounts and any capital expenditures related to the purchase and installation of power generators at Florida communities.

We define Adjusted Free Cash Flow as net cash provided by (used in) operating activities before: changes in operating assets and liabilities; gain (loss) on facility lease termination and modification; and distributions from unconsolidated ventures from cumulative share of net earnings; plus: proceeds from refundable entrance fees, net of refunds; and property insurance proceeds; less: lease financing debt amortization and Non-Development CapEx. Non-Development CapEx is comprised of corporate and community-level capital expenditures, including those related to maintenance, renovations, upgrades and other major building infrastructure projects for our communities. Non-Development CapEx does not include capital expenditures for community expansions and major community redevelopment and repositioning projects, including our Program Max initiative, and the development of new communities. Amounts of Non-Development CapEx are presented net of lessor reimbursements in the calculation of Adjusted Free Cash Flow.

Our proportionate share of Adjusted Free Cash Flow of unconsolidated ventures is calculated based on our equity ownership percentage and in a manner consistent with the definition of Adjusted Free Cash Flow for our consolidated entities. Our investments in our unconsolidated ventures are accounted for under the equity method of accounting and, therefore, our proportionate share of Adjusted Free Cash Flow of unconsolidated ventures does not represent cash available to our consolidated business except to the extent it is distributed to us.

The table below reconciles our and our proportionate share of our unconsolidated ventures' Adjusted Free Cash Flow from our and their, respectively, net cash provided by (used in) operating activities. Line items under unconsolidated ventures represent the aggregate amounts of such line items for all of our unconsolidated ventures.

	Year Ended December 31, 2018 ($ in 000s)
Consolidated Adjusted Free Cash Flow	
Net cash provided by operating activities	$ 203,961
Changes in operating assets and liabilities	$ 38,833
Proceeds from refundable entrance fees, net of refunds	$ (422)
Lease financing debt amortization	$ (59,808)
Loss on facility lease termination and modification, net	$ 21,044
Distributions from unconsolidated ventures from cumulative share of net earnings	$ (2,896)
Non-development capital expenditures, net	$ (182,249)
Property insurance proceeds	$ 1,292
Consolidated Adjusted Free Cash Flow	$ 19,755

Appendix B: Reconciliations of Non-GAAP Financial Measures

	Year Ended December 31, 2018 ($ in 000s)
Proportionate Share of Adjusted Free Cash Flow of Unconsolidated Ventures	
Net cash provided by operating activities	$ 145,087
Changes in operating assets and liabilities	$ (1,361)
Proceeds from refundable entrance fees, net of refunds	$ (19,983)
Non-development capital expenditures, net	$ (69,180)
Property insurance proceeds	$ 1,535
Adjusted Free Cash Flow of Unconsolidated Ventures	$ 56,098
Brookdale weighted average ownership percentage	39.3%
Brookdale's proportionate share of Adjusted Free Cash Flow of Unconsolidated Ventures	$ 22,022
Combined Adjusted Free Cash Flow	$ 41,777
Transaction, retention and severance costs in excess of budgeted amounts	$ 825
Consolidated capital expenditures related to the purchase and installation of power generators at consolidated Florida communities	$ 12,093
Proportionate share of capital expenditures related to the purchase and installation of power generators at unconsolidated Florida communities	$ 2,123
Combined Adjusted Free Cash Flow, as adjusted for 2018 Annual Incentive Plan	$ 56,818

BROOKDALE
SENIOR LIVING

Appendix C: Text of Charter Amendment No. 2 (Proposal 5)

If Charter Amendment No. 2 (Proposal 5) is approved by stockholders, Article Eleven of our Certificate of Incorporation will be amended and restated as follows:

Article Eleven

The number of directors which constitute the whole Board of Directors shall be not less than three (3) or more than nine (9). The exact number of directors which shall constitute the whole Board of Directors shall be determined from time to time by a resolution adopted by a majority of the Board of Directors then in office. Until the election of directors at the 2021 annual meeting of stockholders (the "2021 Annual Meeting"), the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. Each director elected at or prior to the 2018 annual meeting of stockholders shall be elected for a term expiring on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected. Each director elected at the 2019 annual meeting of stockholders shall be elected for [a two-year term expiring at the 2021 Annual Meeting.][1] Each director elected at the 2020 annual meeting of stockholders shall be elected for a one-year term expiring at the 2021 Annual Meeting. At the 2021 Annual Meeting and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Prior to the 2021 Annual Meeting, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no case will a decrease in the number of directors shorten the term of any incumbent director. Directors need not be stockholders. Except as otherwise provided in the Bylaws, the directors shall be elected at the annual meeting of the stockholders, and each director elected shall hold office until the annual meeting of stockholders at which that director's term expires and until such director's successor is duly elected and qualified, or until such director's death or retirement or until such director resigns or is removed in the manner hereinafter provided. ~~Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors at any annual or special meeting of stockholders.~~ Such election shall be by written ballot. Any director or the whole Board of Directors may be removed from office at any time with the affirmative vote of the holders of a majority of the voting power of the then issued and outstanding Voting Shares: (i) but, until the 2021 Annual Meeting, only for cause, and (ii) beginning at the 2021 Annual Meeting, with or without cause.

[1] If Charter Amendment No. 1 (Proposal 2) is approved by stockholders at the Annual Meeting, the bracketed language will read, "a one-year term expiring at the 2020 Annual Meeting."

AMENDED AND RESTATED
BROOKDALE SENIOR LIVING INC.
2014 OMNIBUS INCENTIVE PLAN

Section 1.   Purpose of Plan.

The name of this plan is the Amended and Restated Brookdale Senior Living Inc. 2014 Omnibus Incentive Plan (as amended from time to time, the "Plan"). The purpose of the Plan is to provide additional incentive to selected employees, directors and Consultants (as hereinafter defined) of the Company or its Subsidiaries (as hereinafter defined) whose contributions are essential to the growth and success of the Company's business, in order to strengthen the commitment of such persons to the Company and its Subsidiaries, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts shall result in the long-term growth and profitability of the Company. The Plan is also designed to encourage stock ownership by such persons, thereby aligning their interest with the interests of the Company's stockholders. To accomplish such purposes, the Plan provides that the Company may grant Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, unrestricted Shares, Performance Awards (which may include cash awards), Other Stock-Based Awards or any combination of the foregoing.

Section 2.   Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)   "Administrator" means the Board, or if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 hereof.

(b)   "Affiliate" means an affiliate of the Company (or other referenced entity, as the case may be) as defined in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

(c)   "Award" means any Option, Stock Appreciation Right, Restricted Share, Restricted Stock Unit, unrestricted Share, Performance Award, or Other Stock-Based Award granted under the Plan.

(d)   "Award Document" means any written agreement, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

(e)   "Beneficial Owner" (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(f)   "Board" means the Board of Directors of the Company.

(g)   "Bylaws" mean the bylaws of the Company, as may be amended and/or restated from time to time.

(h)   "Cause" has the meaning set forth in the Participant's employment or other agreement with the Company or any of its Affiliates, provided that if the Participant is not a party to any such employment or other agreement or such employment or other agreement does not contain a definition of Cause, then Cause means (i) the continued failure by the Participant to substantially perform his or her duties and obligations to the Company or any of its Affiliates, including without limitation, repeated refusal to follow the reasonable directions of his or her employer, (ii) the Participant's intentional violation of law in the course of performance of the duties of Participant's employment or service with the Company or any of its Affiliates, (iii) the Participant's engagement in misconduct which is materially injurious to the Company or any of its Affiliates, (iv) the Participant's repeated absences from work without a reasonable excuse, (v) the Participant's intoxication with alcohol or illegal drugs while on the Company's or any Affiliate's premises during regular business hours (other than any such failure resulting from his or her incapacity due to physical or mental illness); (vi) the Participant's fraud or material dishonesty against the Company or any of its Affiliates; or (vii) the Participant's conviction or plea of guilty or nolo contendere for the commission of a felony or a crime involving material dishonesty. Determination of Cause shall be made by the Administrator in its sole discretion.

(i)   "Change in Capitalization" means any (i) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) stock split or reverse stock split, (iii) combination or exchange of shares, (iv) other change in corporate structure or (v) declaration of a special or extraordinary dividend or other distribution (whether in the form of cash, Common Stock or other property), which, in any such case, the Administrator determines, in its sole discretion, affects the Shares such that an adjustment pursuant to Section 5 hereof is appropriate.

(j)   "Change in Control" shall be deemed to have occurred if an event set forth in any one of the following paragraphs shall have occurred:

(1)   any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or any of its Affiliates) representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities; or

(2)   the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, on the Effective Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended; or

(3)   there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

(4)   the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than (i) a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (ii) a sale or disposition of all or substantially all of the Company's assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

BROOKDALE SENIOR LIVING

Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of shares of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions and (ii) for each Award that constitutes deferred compensation under Section 409A of the Code, and solely to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change in Control shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code.

(k)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(l)   "Committee" means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of (i) a "non-employee director" within the meaning of Rule 16b-3 and (ii) any other qualifications required by the applicable stock exchange on which the Common Stock is traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Company's Certificate of Incorporation or Bylaws, as amended from time to time, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee's members.

(m)   "Common Stock" means the common stock, par value $.01 per share, of the Company.

(n)   "Company" means Brookdale Senior Living Inc. (or any successor corporation).

(o)   "Consultant" means a consultant or advisor who is a natural person, engaged to render bona fide services to the Company or any of its Subsidiaries.

(p)   "Covered Officer" means any individual who is or is likely to be a "covered employee" as defined in Section 162(m) of the Code with respect to the current taxable year of the Company or with respect to the taxable year of the Company in which any applicable Award will be paid or become vested.

(q)   "Disability" means that a Participant, as determined by the Administrator in its sole discretion, is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company or any of its Affiliates.

(r)   "Eligible Recipient" means any employee, director or Consultant of the Company or any of its Subsidiaries who has been selected as an eligible participant by the Administrator.

(s)   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

(t)   "Exercise Price" means the per share price at which a holder of an Award may purchase the Shares issuable upon exercise of such Award.

(u)   "Fair Market Value" of a share of Common Stock, another security or property as of a particular date means the fair market value as determined by the Administrator in its sole discretion; provided, however, that if a share of Common Stock or other security is admitted to trading on a national securities exchange, the fair market value on any date shall be the closing sale price reported for such share on such exchange on such date, or, if no sale was reported on such date, the closing sale price reported for such share on such exchange on the last day preceding such date on which a sale was reported.

(v)   "Incentive Stock Option" means an Option that is an "incentive stock option" within the meaning of Section 422 of the Code, or any successor provision, and that is designated in the applicable Award Document as an Incentive Stock Option.

(w)   "Non-Employee Director" means a director of the Company who is not an officer, employee or Consultant of the Company or of any Subsidiary.

(x)   "Nonqualified Stock Option" means any Option that is not an Incentive Stock Option, including any Option that provides (as of the time such Option is granted) that it shall not be treated as an Incentive Stock Option.

(y)   "Option" means an option to purchase shares of Common Stock granted pursuant to Section 7 hereof.

(z)   "Other Stock-Based Award" means a right or other interest granted to a Participant under the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock, including but not limited to dividend equivalents or performance units, each of which may be subject to the attainment of performance objectives, including objectives based on one or more of the Performance Goals, a period of continued employment or service or other terms or conditions as permitted under the Plan.

(aa)   "Participant" means any Eligible Recipient selected by the Administrator, pursuant to the Administrator's authority in Section 3 hereof, to receive grants of Awards, and upon his or her death, his or her successors, heirs, executors and administrators, as the case may be.

(bb)   "Performance Award" means an award under Section 11 hereof.

(cc)   "Performance Goals" means performance goals based on criteria selected by the Administrator in its sole discretion, including, without limitation, one or more of the following criteria: (i) earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per Share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth, including revenue per occupied unit ("RevPOR") and revenue per available unit ("RevPAR"); costs, cost growth or rate of cost growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) cumulative earnings per share growth; (xiv) operating margin or profit margin; (xv) Common Stock price or absolute or relative total stockholder return; (xvi) cost targets, reductions and savings, productivity and efficiencies; (xvii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation or information technology goals, or goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xviii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies, processes and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; (xix) Cash From Facility Operations ("CFFO") or CFFO per Share; adjusted CFFO or adjusted CFFO per Share; CFFO, adjusted CFFO, CFFO per Share or

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SENIOR LIVING

adjusted CFFO per Share growth; Adjusted Free Cash Flow; or other operating cash flow measures; (xx) Facility Operating Income ("FOI") or FOI per Share; (xxi) Adjusted EBITDA or Adjusted EBITDA per Share; (xxii) net operating income ("NOI") or NOI per Share; and (xxiii) any combination of, or a specified increase in, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company or any of its Affiliates (including the Company's proportionate share of such items attributable to any joint venture in which the Company has an interest but that is not controlled by the Company or in which the Company shares control), or a division, segment, same-community or strategic business unit of the Company or any of its Affiliates, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Administrator. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). Except as otherwise noted, each of the foregoing Performance Goals shall be determined in accordance with generally accepted accounting principles. The Administrator shall have the authority to make equitable adjustments to the Performance Goals as determined by the Administrator, including in recognition of unusual or non-recurring events affecting the Company or any of its Affiliates or the financial statements of the Company or any of its Affiliates, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

(dd) "Person" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Common Stock of the Company.

(ee) "Restricted Share" means a Share, granted pursuant to Section 9 hereof, subject to certain restrictions that lapse at the end of a specified period or periods and/or upon the attainment of specified performance objectives, including objectives based on one or more Performance Goals.

(ff) "Restricted Stock Unit" means a right, granted pursuant to Section 9 hereof, to receive an amount in cash or Shares (or any combination thereof) equal to the Fair Market Value of a Share at the end of a specified deferral period or periods and/or upon the attainment of specified performance objectives, including objectives based on one or more of the Performance Goals.

(gg) "Retirement" means, unless other determined by the Administrator and evidenced in an Award Document, a termination of a Participant's employment or service, other than for Cause, on or after attainment of age 65.

(hh) "Rule 16b-3" means Rule 16b-3 under the Exchange Act.

(ii) "Shares" means shares of Common Stock reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor (pursuant to a merger, consolidation or other reorganization) security.

(jj) "Stock" means Common Stock.

(kk) "Stock Appreciation Right" means a right, granted under Section 8 hereof, to receive an amount equal to the excess, if any, of (i) the aggregate Fair Market Value, as of the date such Stock Appreciation Right or portion thereof is surrendered, of the Shares covered by such right or such portion thereof, over (ii) the aggregate Exercise Price of such right or such portion thereof.

(ll)   "Subsidiary," when used to determine whether an individual service provider can be an Eligible Recipient of an Award hereunder, means any corporation or other entity in a chain of corporations or other entities (beginning with the Company and ending with the Subsidiary to which the service provider provides direct services on the date of grant of the Award) in which each corporation or other entity has a "controlling interest" in another corporation or other entity in the chain and as to which the Company is consequently an "eligible issuer of service recipient stock" (within the meaning of Treasury Regulation Section 1.409A-1(b)(5)(iii)(E)). An additional requirement applies when "Subsidiary" is used to determine whether an employee can be an Eligible Recipient of an Incentive Stock Option Award: "Subsidiary" then is also required to be a corporation in an unbroken chain of corporations beginning with the Company, with each of the corporations (other than the last corporation in the unbroken chain) owning stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in the chain at the time of the granting of the Incentive Stock Option Award.

Section 3.   Administration.

(a)   The Plan shall be administered by the Administrator and shall be administered in accordance with the requirements of Rule 16b-3, to the extent applicable.

(b)   Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(1)   to select those Eligible Recipients who shall be Participants;

(2)   to determine whether and to what extent Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, unrestricted shares, Performance Awards, Other Stock-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(3)   to determine whether Options are intended to be Incentive Stock Options or Nonqualified Stock Options, provided, however, that Incentive Stock Options can only be granted to employees of the Company or any of its Subsidiaries (within the meaning of Sections 424(e) and (f) of the Code);

(4)   to determine the number of Shares to be covered by each Award granted hereunder;

(5)   to determine the terms and conditions, subject to the requirements of Section 409A of the Code and not inconsistent with the terms of the Plan (including Section 16(f) hereof), of each Award granted hereunder (including, but not limited to, (i) the restrictions applicable to awards of Restricted Shares or Restricted Stock Units and the conditions under which restrictions applicable to such awards of Restricted Shares or Restricted Stock Units shall lapse, (ii) the performance objectives and periods applicable to each Award, (iii) the Exercise Price, (iv) the vesting schedule applicable to Awards, (v) the number of Shares subject to Awards and (vi) any amendments to the terms and conditions of outstanding Awards, including, but not limited to extending the exercise period of such Awards and accelerating the vesting schedule of such Awards);

(6)   to determine the terms and conditions, subject to the requirements of Section 409A of the Code and not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Awards granted hereunder;

(7)   to determine the Fair Market Value for any purpose;

(8)   to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of their employment or service for purposes of Awards granted under the Plan;

(9)   to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable; and

(10)   to construe and interpret the terms and provisions of the Plan and any Award granted under the Plan (and any Award Document relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

(c)   Notwithstanding paragraph (b) of this Section 3, (i) neither the Board, the Committee nor their respective delegates shall have the authority to reprice (or cancel and regrant) any Option or, if applicable, other Award at a lower exercise, base or purchase price, or cancel any Award with an exercise, base or purchase price in exchange for cash, property or other Award, without first obtaining the approval of the Company's stockholders, and (ii) neither the Board, the Committee nor their respective delegates shall have the authority to take any action that would cause any Award granted under the Plan to fail to comply with Section 409A of the Code and any regulations or guidance promulgated thereunder.

(d)   All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants. No member of the Board or the Committee, nor any officer or employee of the Company or any of its Affiliates acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company or any of its Affiliates acting on their behalf shall, to the maximum extent permitted by law and the Bylaws, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.

(e)   Notwithstanding anything in this Plan to the contrary, all awards to Non-Employee Directors shall be administered by the Compensation Committee of the Board.

(f)   The Administrator may, in its sole discretion, delegate its authority, in whole or in part, under this Section 3 (including, but not limited to, its authority to grant Awards under the Plan, other than its authority to grant Awards under the Plan to any Participant who is subject to reporting under Section 16 of the Exchange Act) to one or more officers of the Company, subject to the requirements of applicable law or any stock exchange on which the Shares are traded.

Section 4.   Shares Reserved for Issuance Under the Plan; Certain Limitations.

(a)   Subject to Section 5 hereof, the number of shares of Common Stock that are reserved and available for issuance pursuant to Awards granted under the Plan shall be equal to the sum of (i) 14,000,000 shares of Common Stock, (ii) the number of shares of Common Stock reserved but unissued under the Brookdale Senior Living Inc. Omnibus Incentive Plan (as amended from time to time, the "2005 Plan") as of the Effective Date; (iii) the number of shares of Common Stock that become available for reuse under the 2005 Plan following the Effective Date in accordance with the provisions of Section 4 thereof; and (iv) 5,400,000 shares of Common Stock, subject to approval by the Company's stockholders at the 2019 Annual Meeting of Stockholders. All such shares of Common Stock that are available for the grant of Awards under the Plan may be granted as Incentive Stock Options.

(b)   Notwithstanding anything in this Plan to the contrary, and subject to Sections 5 and 6 hereof:

(1)   no individual (including an individual who is a Covered Officer) will be granted Options or Stock Appreciation Rights for more than 750,000 Shares during any fiscal year; and

(2)   no individual who is a Covered Officer will be granted (A) Restricted Shares, Restricted Stock Units, unrestricted Shares, Performance Awards or Other Stock-Based Awards for more than 800,000 Shares during any fiscal year or (B) an Award denominated in cash in excess of $3,000,000 during any fiscal year.

(c)   Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any Shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of shares to the Participant, the Shares with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan. Notwithstanding the foregoing, Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with the exercise of any Option or Stock Appreciation Right under the Plan or the payment of any purchase price with respect to any other Award under the Plan, as well as any Shares exchanged by a Participant or withheld by the Company to satisfy (i) the tax withholding obligations related to any Option or Stock Appreciation Right under the Plan or (ii) the tax withholding obligations in excess of the minimum statutory rate in the applicable jurisdiction related to any other Award under the Plan, shall not be available for subsequent Awards under the Plan, and notwithstanding that a Stock Appreciation Right is settled by the delivery of a net number of Shares, the full number of Shares underlying such Stock Appreciation Right shall not be available for subsequent Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be cancelled to the extent of the number of Shares as to which the Award is exercised and, notwithstanding the foregoing, such number of Shares shall no longer be available for Awards under the Plan. In addition, (i) to the extent an Award is denominated in Shares, but paid or settled in cash, the number of Shares with respect to which such cash payment or settlement is made shall again be available for grants of Awards pursuant to the Plan and (ii) Shares underlying Awards that can only be settled in cash shall not be counted against the aggregate number of Shares available for Awards under the Plan.

Section 5. Equitable Adjustments.

(a)   In the event of any Change in Capitalization, an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the Administrator, in its sole discretion, in (i) the aggregate number of shares of Common Stock reserved for issuance under the Plan and the maximum number of Shares that may be subject to Awards granted to any Participant in any fiscal year, (ii) the kind and number of securities subject to, and the Exercise Price of, any outstanding Options and Stock Appreciation Rights granted under the Plan, (iii) performance objectives, including objectives based on one or more of the Performance Goals and (iv) the kind, number and purchase price of Shares, or the amount of cash or amount or type of other property, subject to outstanding awards of Restricted Shares, Restricted Stock Units, Performance Awards or Other Stock-Based Awards granted under the Plan, in each case as may be determined by the Administrator, in its sole discretion; provided, however, that any fractional shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion.

(b)   Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding Award granted hereunder in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of the Shares, cash or other property covered by such Award, reduced by the aggregate Exercise Price or purchase price thereof, if any; provided, however, that if the Exercise Price of any outstanding Award is equal to or greater than the Fair Market Value of the shares of Common Stock, cash or other property covered by such Award, the Board may cancel such Award without the payment of any consideration to the Participant. Notwithstanding the foregoing, with respect to Incentive Stock Options, any adjustment shall be made in accordance with the provisions of Section 424(h) of the Code and any regulations or guidance promulgated thereunder, and provided further that no such adjustment shall cause any Award hereunder which is or becomes subject to Section 409A of the Code to fail to comply with the requirements of such Section. The Administrator's determinations pursuant to this Section 5 shall be final, binding and conclusive.

Section 6. Eligibility.

The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from those individuals who qualify as Eligible Recipients; provided, however, that Incentive Stock Options may only be granted to employees of the Company or any of its Subsidiaries. Non-Employee Directors shall also be eligible for Awards under the Plan, as determined by the Compensation Committee of the Board from time to time;

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provided, however, the aggregate value of all compensation paid or granted, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including equity Awards granted and cash fees paid by the Company to such Non-Employee Director, shall not exceed six hundred thousand dollars ($600,000) in value, calculating the value of any equity Awards granted during such calendar year based on the grant date fair value of such Awards for financial reporting purposes. The Board may make exceptions to increase such limit to one million dollars ($1,000,000) for individual Non-Employee Directors in extraordinary circumstances, such as where a Non-Employee Director serves as the non-executive chairman of the Board or as a member of a special litigation or transactions committee of the Board, as the Board may determine in its discretion, provided that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation involving such Non-Employee Director.

Section 7.   Options.

(a)   General. The grant of an Option shall be evidenced by an Award Document, containing such terms and conditions as the Administrator shall determine, in its discretion, which Award Document shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option granted thereunder. Each Option shall be clearly identified in the applicable Award Document as either an Incentive Stock Option or a Nonqualified Stock Option. The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Document.

(b)   Exercise Price. The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant, provided that the Exercise Price of an Option shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date of grant. If a Participant owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company or of any Subsidiary and an Incentive Stock Option is granted to such Participant, the Exercise Price of such Incentive Stock Option (to the extent required at the time of grant by the Code) shall be no less than one hundred and ten percent (110%) of the Fair Market Value on the date such Incentive Stock Option is granted.

(c)   Option Term. The maximum term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten (10) years after the date such Option is granted, except that Incentive Stock Options granted to a Participant who owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company or of any Subsidiary, shall not be exercisable more than five (5) years after the date such Option is granted. Each Option's term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Document. Notwithstanding the foregoing, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate.

(d)   Exercisability. Each Option shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of performance objectives, as shall be determined by the Administrator in the applicable Award Document. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion. Notwithstanding anything to the contrary contained herein, an Option may not be exercised for a fraction of a share.

(e)   Method of Exercise. Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise), (ii) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which such Option shall be exercised, (iii) any other form of consideration approved by the Administrator and permitted by applicable law or (iv) any combination of the foregoing.

(f)   Limitations on Incentive Stock Options. To the extent that the aggregate Fair Market Value with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and any other stock option plan of the Company shall exceed $100,000, the portion of such Incentive Stock Options in excess of $100,000 shall be treated as Nonqualified Stock Options. Such Fair Market Value shall be determined as of the date on which each such Incentive Stock Option is granted. No Incentive Stock Option may be granted to an individual if, at the time of the proposed grant, such individual owns (or is deemed to own under the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Subsidiary unless (i) the Exercise Price of such Incentive Stock Option is at least one hundred and ten percent (110%) of the Fair Market Value of a share of Common Stock at the time such Incentive Stock Option is granted and (ii) such Incentive Stock Option is not exercisable after the expiration of five years from the date such Incentive Stock Option is granted.

(g)   Rights as Stockholder. A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Shares subject to an Option until the Participant has given written notice of exercise, has paid in full for such Shares, has satisfied the requirements of Section 15 hereof and, if requested, has given the representation described in paragraph (b) of Section 16 hereof.

(h)   Transfers of Options. Except as otherwise determined by the Administrator, and in any event in the case of an Incentive Stock Option, no Option granted under the Plan shall be transferable by a Participant other than by will or the laws of descent and distribution. Unless otherwise determined by the Administrator in accord with the provisions of the immediately preceding sentence, an Option may be exercised, during the lifetime of the Participant, only by the Participant or, during the period the Participant is under a legal disability, by the Participant's guardian or legal representative. The Administrator may, in its sole discretion, subject to applicable law, permit the gratuitous transfer during a Participant's lifetime of a Nonqualified Stock Option, (i) by gift to a member of the Participant's immediate family, (ii) by transfer by instrument to a trust for the benefit of such immediate family members, or (iii) to a partnership or limited liability company in which such family members are the only partners or members; provided, however, that, in addition to such other terms and conditions as the Administrator may determine in connection with any such transfer, no transferee may further assign, sell, hypothecate or otherwise transfer the transferred Option, in whole or in part, other than by will or by operation of the laws of descent and distribution. Each such transferee shall agree to be bound by the provisions of this Plan and the applicable Award Document.

(i)   Termination of Employment or Service. In the event of the termination of employment or service with the Company and all of its Affiliates of a Participant who has been granted one or more Options, such Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator at or after grant.

(j)   Other Change in Employment or Service Status. An Option shall be affected, both with regard to vesting schedule and termination, by leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status of a Participant, in the discretion of the Administrator. The Administrator shall follow any applicable provisions and regulations with respect to the treatment of Incentive Stock Options and the written policies of the Company (if any), including such rules, guidelines and practices as may be adopted pursuant to Section 3 hereof, as they may be in effect from time to time, with regard to such matters.

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SENIOR LIVING

Section 8.   Stock Appreciation Rights.

(a)   <u>General</u>. Stock Appreciation Rights may be granted either alone ("Free Standing Rights") or in conjunction with all or part of any Option granted under the Plan ("Related Rights"). In the case of a Nonqualified Stock Option, Related Rights may be granted either at or after the time of the grant of such Option. In the case of an Incentive Stock Option, Related Rights may be granted only at the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made, the number of Shares to be awarded, the price per share, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more shares than are subject to the Option to which it relates and any Stock Appreciation Right must be granted with an Exercise Price not less than the Fair Market Value of a share of Common Stock on the date of grant. The provisions of Stock Appreciation Rights need not be the same with respect to each Participant. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Document.

(b)   <u>Rights as Stockholder</u>. A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Shares subject to a Stock Appreciation Right until the Participant has exercised such Stock Appreciation Right, has satisfied the requirements of Section 15 hereof and, if requested, has given the representation described in paragraph (b) of Section 16 hereof.

(c)   <u>Exercisability</u>.

(1)   Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator at or after grant.

(2)   Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 hereof and this Section 8; <u>provided</u>, <u>however</u>, that a Related Right granted in connection with an Incentive Stock Option shall be exercisable only if and when the Fair Market Value of the Shares subject to the Incentive Stock Option exceeds the Exercise Price of such Option.

(d)   <u>Payment Upon Exercise</u>.

(1)   Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to (i) the excess of the Fair Market Value of a share of Common Stock as of the date of exercise over the price per share specified in the Free Standing Right (which price shall be no less than one hundred (100%) of the Fair Market Value on the date of grant) multiplied by (ii) the number of Shares in respect of which the Free Standing Right is being exercised.

(2)   A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to (i) the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option (which price shall be no less than one hundred percent (100%) of the Fair Market Value on the date of grant) multiplied by (ii) the number of Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(3)   Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Stock Appreciation Right in cash or other property (or in any combination of Shares, cash or other property) to the extent that such settlement does not violate Section 409A of the Code.

(e)   Non-Transferability.

(1)   Free Standing Rights shall be transferable only when and to the extent that an Option would be transferable under Section 7 hereof.

(2)   Related Rights shall be transferable only when and to the extent that the underlying Option would be transferable under Section 7 hereof.

(f)   Termination of Employment or Service.

(1)   In the event of the termination of employment or service with the Company and all of its Affiliates of a Participant who has been granted one or more Free Standing Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator at or after grant.

(2)   In the event of the termination of employment or service with the Company and all of its Affiliates of a Participant who has been granted one or more Related Rights, such Related Rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

(g)   Term.

(1)   The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(2)   The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

Section 9.   Restricted Shares and Restricted Stock Units.

(a)   General. Restricted Shares and Restricted Stock Units may be granted either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which Restricted Shares or Restricted Stock Units shall be awarded; the number of Restricted Shares or Restricted Stock Units to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Shares or Restricted Stock Units; the Restricted Period (as defined in paragraph (b) of this Section 9), if any, applicable to Restricted Shares or Restricted Stock Units; the performance objectives, including objectives based on one or more Performance Goals, if any, applicable to awards of Restricted Shares or Restricted Stock Units; and all other conditions of the Restricted Shares and Restricted Stock Units. If the restrictions, performance objectives and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Shares or Restricted Stock Units. The provisions of the Restricted Shares or Restricted Stock Units need not be the same with respect to each Participant.

(b)   Restrictions and Conditions. Restricted Shares and Restricted Stock Units granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or thereafter:

(1)   Subject to the provisions of the Plan and the Restricted Shares Award Document or Restricted Stock Units Award Document, as appropriate, governing any such Award, during such period as may be set by the Administrator commencing on the date of grant (the "Restricted Period"), the Participant shall not be permitted to sell, transfer, pledge or assign Restricted Shares or Restricted Stock Units awarded under the Plan; provided, however, that the Administrator may, in its sole discretion, provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain performance objectives, the Participant's termination of employment or service with the Company and all of its Affiliates, or the Participant's death or Disability. Notwithstanding the foregoing, upon a Change in Control, the outstanding Awards shall be subject to Section 12 hereof.

BROOKDALE
SENIOR LIVING

(2)   Except as may be otherwise provided in a Restricted Share Award Document, the Participant shall have no right with respect to Restricted Shares to vote as a stockholder of the Company during the Restricted Period or to receive dividends which are declared with respect to Restricted Shares with a record date during the Restricted Period. Unless otherwise provided in the applicable Award Document, any Shares receivable with respect to the Restricted Shares pursuant to an equitable adjustment under Section 5 hereof in connection with a Change in Capitalization shall be subject to the same restrictions as the Restricted Shares. The Participant shall generally not have the rights of a stockholder with respect to Restricted Stock Units during the Restricted Period; provided, however, that, subject to the requirements of Section 409A of the Code, the Restricted Stock Units Award Document may provide the Participant with the right to receive dividend equivalent payments with respect to the Restricted Stock Units subject to the Award during the Restricted Period, provided that such dividend equivalent payments shall be made upon (and subject to) the delivery of the Shares, cash or other property, as applicable, in respect of the Restricted Stock Units. Unless otherwise provided in an Award Document, upon the vesting of any Restricted Stock Units, there shall be delivered to the Participant, as soon as practicable following the date on which such Restricted Stock Units vest (but in any event within such period as is required to avoid the imposition of a tax under Section 409A of the Code), the number of Shares, cash or other property, as applicable, payable in respect of the Restricted Stock Units becoming so vested. For the avoidance of doubt, any dividend or dividend equivalent awarded with respect to Restricted Shares, Restricted Stock Units or any other Award granted hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as the underlying Restricted Stock, Restricted Stock Units or other Award.

(c)   Termination of Employment or Service. The rights of Participants granted Restricted Shares or Restricted Stock Units upon termination of employment or service with the Company and all of its Affiliates for any reason during the Restricted Period shall be set forth in the Award Document.

Section 10.   Other Stock-Based Awards.

The Administrator is authorized to grant Awards to Participants in the form of Other Stock-Based Awards, as deemed by the Administrator to be consistent with the purposes of the Plan and as evidenced by an Award Document. The Administrator shall determine the terms and conditions of such Awards, consistent with the terms of the Plan, at the date of grant or thereafter, including any performance objectives (including objectives based on one or more of the Performance Goals) and performance periods. Common Stock or other securities or property delivered pursuant to an Award in the nature of a purchase right granted under this Section 10 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, Shares, other Awards, notes or other property, as the Administrator shall determine, subject to any required corporate action. Any dividend or dividend equivalent awarded pursuant to this Section shall be subject to the same restrictions, conditions and risks of forfeiture as the underlying Awards and shall only become payable if (and to the extent) the underlying Awards vest.

Section 11.   Performance Awards.

(a)   General. The Administrator shall have sole and complete authority to determine the Participants who shall receive a Performance Award, which shall consist of a right that is (i) denominated in cash or Common Stock, (ii) valued, as determined by the Administrator, in accordance with, or subject to, the achievement of such performance objectives, including objectives based on one or more of the Performance Goals, during such performance periods as the Administrator shall establish, and (iii) payable at such time and in such form as the Administrator shall determine. All Performance Awards shall be subject to the terms and provisions of this Section 11.

(b)   Restrictions and Conditions. Subject to the terms of this Plan and any applicable Award Document, the Administrator shall determine the performance objectives to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award, and may amend specific provisions of the Performance Award; provided, however, that such amendment may not adversely affect existing Performance Awards made within a performance period commencing prior to implementation of the amendment.

(c)   Payment of Performance Awards. Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with the procedures established by the Administrator, on a deferred basis. Termination of employment or service prior to the end of any performance period will result in the forfeiture of the Performance Award for that period, and no payments will be made with respect to that period, except that the Administrator at or after grant may provide that certain Performance Awards may be paid upon certain terminations of the Participant's employment or service with the Company. A participant's rights to any Performance Award may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of in any manner, except by will or the laws of descent and distribution, and/or except as the Administrator may determine at or after grant.

Section 12.   Change in Control Provisions.

Unless otherwise evidenced in an Award Document, in the event that (i) a Change in Control occurs and (ii) either (x) an outstanding Award is not assumed or substituted in connection therewith or (y) an outstanding Award is assumed or substituted in connection therewith and the Participant's employment or service is terminated by the Company, its successor or any of its Affiliates without Cause on or after the effective date of the Change in Control but prior to twelve (12) months following such Change in Control, then:

(a)   any unvested or unexercisable portion of any Award carrying a right to exercise shall become vested and exercisable; and

(b)   the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other Award granted under the Plan shall lapse and such Awards shall be deemed fully vested, and performance conditions imposed with respect to any such Awards that are performance-based shall be deemed to be fully achieved at target performance levels.

For purposes of this Section 12, an outstanding Award shall be considered to be assumed or substituted if, following the Change in Control, the Award remains subject to the same terms and conditions that were applicable to the Award immediately prior to the Change in Control except that, if the Award related to Shares, the Award instead confers the right to receive common stock of the acquiring entity (or such other security or entity as may be determined by the Administrator, in its sole discretion, pursuant to Section 5 hereof).

Section 13.   Amendment and Termination.

The Board may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant's consent. Unless the Board determines otherwise, the Board shall obtain approval of the Company's stockholders for any amendment that would require such approval in order to satisfy the requirements of Section 422 of the Code, any rules of the stock exchange on which the Common Stock is traded or other applicable law. If any Award is subject to Section 409A of the Code and fails to comply with the requirements of Section 409A of the Code, the Administrator reserves the right to (but is not obligated to) amend, modify or supplement such Award in order to cause it to either (i) not be subject to Section 409A of the Code or (ii) comply with the applicable provisions of Section 409A of the Code. The Administrator may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Section 5 hereof, no such amendment shall impair the rights of any Participant without his or her consent.

Section 14.   Unfunded Status of Plan.

The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 15. Withholding Taxes.

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of the Participant for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, an amount in respect of such taxes up to the maximum statutory rates in the Participant's applicable jurisdiction with respect to the Award, as determined by the Company. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant. Whenever cash is to be paid pursuant to an Award granted hereunder, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto, as determined by the Company. Whenever Shares or property other than cash are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any applicable withholding tax requirements related thereto as determined by the Company; provided, that, with the approval of the Administrator, a Participant may satisfy the foregoing requirement by either (i) electing to have the Company withhold from delivery of Shares or other property, as applicable or (ii) by delivering already owned unrestricted shares of Common Stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations, as determined by the Company. Such shares shall be valued at their Fair Market Value on the date as of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an Award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Award as determined by the Company.

Section 16. General Provisions.

(a) Shares shall not be issued pursuant to the exercise of any Option granted hereunder unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act and the requirements of any stock exchange upon which the Common Stock may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) The Administrator may require each person acquiring Shares to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to distribution thereof. The certificates for such Shares may include any legend that the Administrator deems appropriate to reflect any restrictions on transfer which the Administrator determines, in its sole discretion, arise under applicable securities laws or are otherwise applicable.

(c) All certificates for Shares delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock may then be listed, and any applicable federal or state securities law, and the Administrator may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

(d) The Administrator may require a Participant receiving Shares pursuant to the Plan, as a condition precedent to receipt of such Shares, to enter into a stockholder agreement or "lock-up" agreement in such form as the Administrator shall determine is necessary or desirable to further the Company's interests.

(e) Neither the adoption of the Plan nor the grant of an Award hereunder shall confer upon any Eligible Recipient any right to continued employment or service with the Company or any of its Subsidiaries, as the case may be, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries to terminate the employment or service of any of its Eligible Recipients at any time.

(f)   Notwithstanding anything in this Plan to the contrary, any Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, unrestricted Shares, Performance Awards or Other Stock-Based Awards granted under the Plan (other than such Awards representing a maximum of five percent (5%) of the shares of Common Stock reserved for issuance under the Plan pursuant to Section 4(a) hereof) shall be granted subject to a minimum vesting period of at least twelve (12) months, such that no such Awards shall vest pursuant to their stated ordinary course vesting terms prior to the first anniversary of the applicable grant date.

Section 17.   Effective Date.

The Plan was originally adopted and approved by the Board on June 5, 2014 (the "Effective Date") and was approved by stockholders of the Company on July 7, 2014. The first amendment and restatement of the Plan was adopted and approved by the Board on August 3, 2017 and became effective upon receipt of stockholder approval at the 2017 Annual Meeting of Stockholders, and was subsequently amended on February 11, 2019. The current amendment and restatement of the Plan was adopted and approved by the Board on September 16, 2019 and shall become effective upon and subject to receipt of stockholder approval at the 2019 Annual Meeting of Stockholders; provided that, for the avoidance of doubt, no portion of such amendment and restatement shall apply to the extent necessary and desirable to maintain the qualification of previously granted Awards as "performance-based compensation" under Section 162(m) of the Code.

Section 18.   Term of Plan.

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the 2019 Annual Meeting of Stockholders, but Awards theretofore granted may extend beyond that date.

Section 19.   Notification of Election Under Section 83(b) of the Code.

Unless otherwise provided in an Award Document, if any Participant shall, in connection with the acquisition of shares of Common Stock under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within ten (10) days after filing notice of the election with the Internal Revenue Service. Notwithstanding anything in any Award Document to the contrary, it shall be the Participant's sole responsibility, and not the Company's, to file a timely election under Section 83(b) of the Code, even if the Participant requests the Company's or its representative's assistance in making such filing on the Participant's behalf. By accepting any Award granted hereunder, each Participant acknowledges that the tax laws and regulations applicable to grants of Awards and the disposition of shares of Common Stock relating to such Awards are complex and subject to change, and it is the sole responsibility of the Participant to obtain his or her own advice as to the tax treatment of the terms of the applicable Award Document.

Section 20.   No Fractional Shares.

No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

Section 21.   Paperless Administration.

In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

Section 22.   Severability.

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

BROOKDALE
SENIOR LIVING

Section 23.   Clawback.

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

Section 24.   Section 409A.

The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Participant shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a "separation from service" from the Company and its Affiliates within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the "short term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such Awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

Section 25.   Governing Law.

The Plan shall be governed by and construed according to the law of the State of Delaware without regard to its principles of conflict of laws.

Section 26.   Titles and Headings.

The titles and headings of the sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

Section 27.   Successors.

The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

Section 28.   Relationship to other Benefits.

No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

Appendix E: Additional Information Regarding Participants in the Solicitation

Under applicable SEC rules and regulations, members of the Board of Directors, certain officers and certain other employees of the Company are considered "participants" with respect to the Company's solicitation of proxies in connection with the 2019 Annual Meeting. The following sets forth certain information about the persons who are considered "participants."

1. Directors and Nominees

The following table sets forth the names and principal business addresses of the corporation or other organization in which the principal occupations or employment of the Company's directors and director nominees are carried on.

Name	Principal Occupation Name and Address
Lucinda M. Baier	Brookdale Senior Living Inc. 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027
Marcus E. Bromley	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027
Frank M. Bumstead	Flood Bumstead McCready & McCarthy Inc. 2300 Charlotte Avenue, Suite 103, Nashville, Tennessee 37203
The Honorable Jackie M. Clegg	Clegg International Consultants 8 Seventh Street Northeast, Washington, D.C. 20002
Rita Johnson-Mills	RJ Mills Enterprises, LLC P.O. Box 4074, Brentwood, Tennessee 37027
James R. Seward	c/o Brookdale Senior Living Inc. 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027
Denise W. Warren	WakeMed Health & Hospitals 3000 New Bern Avenue, Raleigh, North Carolina 27610
Lee S. Wielansky	Opportunistic Equities 999 Executive Parkway, Suite 210, St. Louis, Missouri 63141
Victoria L. Freed	Royal Caribbean International 1080 Caribbean Way, Miami, Florida 33132
Guy P. Sansone	Alvarez & Marsal 600 Madison Avenue, 8th Floor, New York, New York 10022

2. Certain Officers and Other Employees

The following table sets forth the name and principal occupation of the Company's officers and certain employees who are considered "participants." The principal occupation refers to such person's position with the Company, and the principal business address of each such person is 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027.

Name	Principal Occupation
Lucinda M. Baier	President and Chief Executive Officer
Julie K. Davis	Vice President – Strategic Communications
George T. Hicks	Executive Vice President – Finance and Treasurer
Diane Johnson May	Executive Vice President – Human Resources
H. Todd Kaestner	Executive Vice President – Asset Management and Division President – Entry Fee
Kathy A. MacDonald	Senior Vice President – Investor Relations
Anna-Gene O'Neal	Division President – Health Care Services
Mary Sue Patchett	Executive Vice President – Community Operations
Steven E. Swain	Executive Vice President and Chief Financial Officer
Chad C. White	Executive Vice President, General Counsel & Secretary

3. Information Regarding Ownership of the Company's Securities by Participants

Except as described in this Appendix E or in this proxy statement, none of the persons listed above under "Directors and Nominees" or "Certain Officers and Other Employees" owns any Company securities of record that they do not own beneficially. The number of Company securities beneficially owned by directors and named executive officers as of September 9, 2019 is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" in this proxy statement. The number of Company securities beneficially owned by the Company's other officers and employees who are considered "participants" as of September 9, 2019 is set forth below.

Name	Company Securities Beneficially Owned
Julie K. Davis	36,721
George T. Hicks	256,182
Diane Johnson May	47,603
H. Todd Kaestner	188,119
Kathy A. MacDonald	42,580
Anna-Gene O'Neal	8,265

BROOKDALE
SENIOR LIVING

4. Information Regarding Transactions in the Company's Securities by Participants

The following table sets forth purchases and sales of the Company's securities during the past two years by the Board of Directors, the Board of Directors' nominees, and certain officers and certain other employees of the Company that are "participants" with respect to the Company's solicitation of proxies in connection with the 2019 Annual Meeting. None of the purchase price or market value of the securities listed below is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Company Securities Purchased or Sold (8/1/2017 through 9/9/2019)

Name	Date	# of Shares	Transaction Description
Marcus E. Bromley	8/3/2017	7,581	1
	1/5/2018	4,528	2
	3/6/2018	6,950	3
	8/14/2018	6,400	3
	11/20/2018	6,300	3
	2/11/2019	12,722	2
	2/26/2019	3,490	3
	3/1/2019	3,695	3
Frank M. Bumstead	1/5/2018	10,330	2
	2/28/2018	20,000	3
	2/11/2019	12,722	2
	2/26/2019	20,000	3
	6/3/2019	10,000	3
Jackie M. Clegg	10/1/2017	3,101	4
	1/1/2018	3,956	4
	1/5/2018	10,330	2
	4/1/2018	5,570	4
	7/1/2018	3,176	4
	10/1/2018	2,325	4
	2/11/2019	12,722	2
Rita Johnson-Mills	8/29/2018	10,266	1
	2/11/2019	5,263	2
	2/28/2019	733	3
	4/1/2019	1,060	5
	7/1/2019	1,338	5
James R. Seward	1/5/2018	10,330	2
	2/27/2018	15,000	3
	3/1/2018	5,000	3
	2/11/2019	12,722	2
	2/19/2019	10,000	3
Denise W. Warren	10/11/2018	11,299	1
	2/11/2019	3,102	2
	2/28/2019	1,000	3
	3/1/2019	4,000	3
	3/4/2019	5,000	3

Name	Date	# of Shares	Transaction Description
Lee S. Wielansky	1/5/2018	10,330	2
	2/27/2018	10,000	3
	8/13/2018	10,000	3
	2/11/2019	12,722	2
	2/19/2019	5,000	3
Lucinda M. Baier	12/3/2017	3,290	6
	1/5/2018	154,959	7
	2/27/2018	15,000	3
	2/27/2018	6,471	6
	3/5/2018	414,938	7
	12/3/2018	2,929	6
	2/11/2019	604,326	7
	2/19/2019	7,500	3
	2/27/2019	38,820	8
	2/27/2019	38,015	6
Julie K. Davis	9/12/2017	89	6
	1/5/2018	9,670	7
	2/27/2018	1,418	6
	2/11/2019	11,909	7
	2/27/2019	1,865	6
George T. Hicks	9/12/2017	92	6
	1/5/2018	36,158	7
	2/27/2018	3,161	6
	2/27/2018	3,808	8
	2/11/2019	41,349	7
	2/27/2019	9,057	8
	2/27/2019	3,865	6
Diane Johnson May	5/8/2019	47,603	7
H. Todd Kaestner	9/12/2017	183	6
	1/5/2018	36,158	7
	2/27/2018	3,161	6
	2/27/2018	3,808	8
	2/11/2019	44,530	7
	2/27/2019	9,057	8
	2/27/2019	3,790	6
Kathy A. MacDonald	1/5/2018	22,067	7
	2/11/2019	21,741	7
	2/27/2019	1,228	6
Anna-Gene O'Neal	8/1/2019	8,265	7

Name	Date	# of Shares	Transaction Description
Mary Sue Patchett	11/19/2017	1,459	6
	1/5/2018	82,645	7
	2/27/2018	4,521	6
	2/27/2018	3,905	8
	11/19/2018	1,299	6
	2/11/2019	114,504	7
	2/27/2019	18,245	8
	2/27/2019	6,480	6
Steven E. Swain	9/10/2018	106,497	7
	2/11/2019	165,395	7
	6/30/2019	200	9
Chad C. White	9/12/2017	456	6
	1/5/2018	36,158	7
	2/27/2018	2,066	6
	2/27/2018	927	8
	5/20/2018	434	6
	2/11/2019	57,252	7
	2/27/2019	2,211	8
	2/27/2019	3,004	6
	5/20/2019	434	6

Transaction Key

1   Onboarding award to non-employee director of restricted stock (1-year vesting) under the Amended and Restated Brookdale Senior Living Inc. 2014 Omnibus Incentive Plan (the "2014 Plan")

2   Annual award to non-employee director of unrestricted common stock under the 2014 Plan

3   Open-market purchase of common stock

4   Grant of unrestricted common stock to non-employee director at the director's election in lieu of a portion of cash fees under the Director Stock Purchase Program

5   Grant of restricted stock units to non-employee director at the director's election in lieu of a portion of cash fees under the 2014 Plan

6   Withholding of common stock by the Company to satisfy tax withholding obligations due upon the vesting of restricted stock previously granted to the employee

7   Award of time-based and/or performance-based restricted stock under the 2014 Plan

8   Forfeiture of a portion of the performance-based restricted stock previously awarded due to the Company's failure to achieve performance goals established by the Compensation Committee of the Board

9   Acquisition of shares pursuant to the Company's Associate Stock Purchase Plan

5. Miscellaneous Information Concerning Participants

Except as described in this Appendix E or in this proxy statement, and for compensation paid to employees of the Company in the ordinary course of their employment, neither any participant nor any of their respective associates or affiliates (together, the "Participant Affiliates") is either a party to any transaction or series of transactions since January 1, 2018 or has knowledge of any current proposed transaction or series of proposed transactions (i) to which the Company or any of its subsidiaries was or is to be a participant, (ii) in which the amount involved exceeds $120,000 and (iii) in which any participant or Participant Affiliate had, or will have, a direct or indirect material interest. Furthermore, except as described in this Appendix E or in this proxy statement, (a) no participant or Participant Affiliate, directly or indirectly, beneficially owns any securities of the Company or any securities of any subsidiary of the Company, and (b) no participant owns any securities of the Company of record but not beneficially.

Except as described in this Appendix E or in this proxy statement, no participant or Participant Affiliate has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or any of its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party.

Except as described in this Appendix E or in this proxy statement, there are no contracts, arrangements or understandings by any participant or Participant Affiliate since January 1, 2018 with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except as described in this Appendix E or in this proxy statement, and excluding any director or executive officer of the Company acting solely in that capacity, no person who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2019 Annual Meeting.

BROOKDALE
SENIOR LIVING